As confidentially submitted to the United States Securities and Exchange Commission on September 28, 2026. This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

CloudDepots Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

__________________________________

Nevada	4220	41-4723133
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17560 Rowland St.
City of Industry, CA 91748
+1 909-901-7560
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

__________________________________

Hongkai Wang
Chief Executive Officer
17560 Rowland St.
City of Industry, CA 91748
+1 909-901-7560

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

__________________________________

Copies to:

Fang Liu, Esq. Dickinson Wright PLLC 1825 Eye Street, N.W., Suite 900 Washington, DC 20006 (202) 659-6920	Jinhua (Anna) Wang, Esq. Haipeng (Alex) Liang, Esq. Robinson & Cole LLP 666 Third Avenue, 20th floor New York, NY 10017 (212) 451-2942

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,
Preliminary Prospectus Dated         , 2026

CloudDepots Holdings Inc.

[    ] Shares
Common Stock

This is an initial public offering of shares of common stock of CloudDepots Holdings Inc.

We are offering [    ] shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $[    ] and $[    ]. We plan to apply to list our common stock on the [Nasdaq Capital Market (“Nasdaq”)/NYSE America (“NYSE”)] under the symbol “[    ],” and this offering is contingent upon obtaining approval of such listing.

Our founder and Chairman of the Board of Directors, Nongwang Lai, and his spouse Jialin Wu, our Chief Financial Officer, collectively own approximately [    ]% of the voting power of our outstanding voting securities following the completion of this offering and will be able to exert significant influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, the election of directors, amendments to our organizational documents, and other significant corporate actions.

We are an “emerging growth company” and a smaller reporting company under the federal securities laws. and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings. As used in this prospectus, “we,” “us,” “our company,” “our,” or “Company” refers to CloudDepots Holdings Inc. and its subsidiary.

While we do not have any subsidiaries, operations, assets, or employees in the People’s Republic of China (the “PRC”), a significant portion of our revenue is derived from customers based in China. For the years ended December 31, 2025 and 2024, 36.4% and 18.6% of our total revenue were derived from PRC-based customers. There could be limitations on our PRC-based customers’ ability to wire payments or transfer cash to us. See “Prospectus Summary — Transfer of Cash from PRC Customers to Us” and “Risk Factors — Risks Related to Legal, Regulatory, and Compliance Matters — PRC foreign exchange controls may delay or restrict our ability to receive payments from customers located in China.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 45 days to purchase up to an additional [    ] shares of our common stock solely to cover over-allotments, if any, less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment on           , 2026.

US Tiger Securities, Inc.

Prospectus dated           , 2026

Through and including           , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Basis of Presentation

In connection with the consummation of this offering, we have effected certain reorganizational transactions, which we refer to collectively as the “Reorganization.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization. See “Corporate History and Structure” in this prospectus for a description of the Reorganization and a diagram depicting our organizational structure after giving effect to the Reorganization, the consummation of this offering, and the use of proceeds therefrom.

CloudDepots Holdings Inc. undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the same group of shareholders of Y&T E-commerce Inc. (“YTE”), resulting in the same group of shareholders of YTE becoming the 100% shareholder of the Company. Before and after the Reorganization, the Company, together with its subsidiary, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiary have been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Market and Industry Data

We obtained the industry, market and competitive position data used throughout this prospectus from publicly available information. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

In addition, while we are responsible for all of the disclosure contained in this prospectus and we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Trademarks

The logos and other trade names, trademarks, and service marks of CloudDepots Holdings Inc. and its subsidiary appearing in this prospectus are the property of the Company. Further, we intend to apply for various trademarks that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus, whether belonging to us or a third party, may appear without the TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of these trademarks, service marks and trade names.

ii

Certain Definitions

•        “We,” “us,” “our,” “our Company,” or the “Company” refers to CloudDepots and its subsidiary, as the case may be;

•        “Business partners” or “partners” refers to certified and third-party warehouses and carriers with whom we collaborate to provide our services to customers;

•        “Carriers” refers to our suppliers who are transportation and delivery service providers;

•        “Certified warehouse” refers to a warehouse that passed our certification process;

•        “China” or the “PRC” refers to the People’s Republic of China;

•        “CloudDepots” refers to CloudDepots Holdings Inc., a corporation incorporated under the laws of the State of Nevada;

•        “Enterprise resource planning” or “ERP” refers to software systems used to manage and integrate core operational processes within a warehouse or business environment, including inventory management, inbound receiving, order processing, and fulfillment tracking;

•        “Inbound receiving” refers to the process of accepting, inspecting, and recording goods upon arrival at a warehouse facility, including verification of shipment quantities and conditions, documentation of received inventory, and updates to inventory records in the applicable warehouse or inventory management system;

•        “Last-mile delivery” refers to the final stage of the delivery process in which parcels are transported from a carrier’s local distribution facility to the final delivery address;

•        “Legacy platform” refers to the third-party-owned platform that we are licensed to operate prior to the deployment of our current, self-developed platform. We continue to operate the legacy platform for existing customers but intend to phase it out as they deplete their inventory. Unless otherwise specified, all references to our platform in this prospectus refer to the current platform;

•        “Order management platform” or “OMP” refers to the Company’s system module designed to manage order intake, processing, status tracking, and coordination among customers, warehouses, and shipping functions;

•        “Outbound parcel delivery” or “outbound transportation,” refers to the process of arranging and executing the shipment of packaged goods from a warehouse facility to a designated destination through a carrier;

•        “SOP” refers to standard operating procedures for warehouse process and execution;

•        “Stock-keeping unit” or the “SKU” refers to a unique code assigned to products by businesses to manage, track, and identify inventory in internal systems;

•        “Third-party warehouse” refers to a warehouse that is not certified by us but may use our TMS to arrange shipping and logistics services for its own customers;

•        “Transportation management system” or “TMS” refers to the Company’s system used to plan, execute, optimize, and track the movement of goods from origin to destination;

•        “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•        “YTE” refers to Y&T E-commerce Inc., a corporation incorporated under the laws of the State of California

iii

PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before investing in our common stock. Unless context requires otherwise, references to the “Company,” “CloudDepots,” the “registrant,” “we,” “our,” or “us” mean CloudDepots Holdings Inc., a Nevada corporation, and its subsidiary.

Overview

CloudDepots is a holding company organized under the laws of the State of Nevada. Through its wholly owned subsidiary, Y&T E-commerce Inc., the Company provides technology-enabled, asset-light shipping and logistics services within the United States. The Company contracts with customers to provide an integrated service and uses independent third-party carriers to perform the physical transportation of packages. Historically, substantially all revenue has been generated from per-shipment fees for these integrated shipping and logistics services.

Our Mission

Our mission is to transform logistics supply chain operations by combining AI-driven intelligent solutions to help customers improve fulfillment performance, inventory management, and operational scalability.

Our Vision

To build an AI-powered logistics solutions platform that connects fulfillment operations with data-driven intelligence to support efficient, resilient, and scalable commerce operations.

Our Business Model

We are a technology-enabled logistics solutions service provider that connects merchants, warehouses, and carriers through data-driven software systems to support end-to-end package delivery within the United States. Our business model is designed to optimize customers’ supply chain operations and enabling scalable operations across multiple geographic regions through a distributed network of warehouses. Our platform enables customers, consisting of e-commerce merchants and warehouse operators, to manage operations and shipping more efficiently by leveraging technology-driven optimization tools.

Historically, substantially all of our revenue has been generated from per-shipment fees for integrated shipping and logistics services. Customer pricing is primarily determined based on factors such as the nature and category of the products, shipment volume, and other relevant operational requirements. Our platform functionality and operating support enable delivery of the integrated service and have not historically represented a material standalone source of revenue. We began offering AI-enabled subscription services in December 2025, and those services have represented only a small portion of our historical revenue.

Our Competitive Strengths

Data-Driven Platform Integrating Operations and Analytics

We operate a cloud-based software platform that integrates logistics solutions with data-driven analytics to support order processing, inventory management, logistics coordination, and general operations.

Flexible Platform Supporting Diverse Shipment Profiles and Customer Needs

Our platform is designed to support customers with varying shipment volumes, order profiles, and service requirements, ranging from higher-volume operators managing multi-location workflows to smaller merchants shipping individual parcels. Modular onboarding, configurable routing rules, and role-based dashboards enable customers to scale shipment volumes and adapt workflows without replacing systems or changing core operating processes.

Extensive Geographic Network with Nationwide Coverage

We support nationwide logistics management through a geographically distributed network of third-party operated warehouses across the United States. This network allows inventory to be positioned across regions, supports expedited delivery capabilities in key markets, and enhances operational flexibility by reducing reliance on any single facility, while leveraging standardized operating procedures and system integration.

Established Commercial Relationships with Carriers

We maintain commercial relationships with carriers to support outbound shipping and last-mile delivery. Our platform enables shipment tracking, exception management, and pickup planning, supporting coordinated delivery execution across our distributed service network and helping manage service performance during both normal and peak shipping periods.

Our Growth Strategies

Integrate AI-Enabled Capabilities with Our Platform

We launched an upgraded platform in 2026 designed to enhance customization, scalability, and integration across our operations. While the platform retains substantially similar core functionalities as the legacy platform, it provides enhanced warehouse workflow capabilities and improved system integration, enabling greater operational flexibility and broader connectivity. The platform is expected to leverage historical data collected from the Company’s operations and AI-enabled analytics to improve forecasting, inventory planning, and delivery coordination, while supplementing human decision-making.

Further Invest in Logistics Technologies to Drive Sustainable Growth

We plan to continue investing in logistics technologies, including data analytics and AI-enabled decision-support capabilities, to enhance platform functionality, visibility, and operational planning.

Expand and Diversify Our Customer Base and Geographic Coverage

We intend to expand our customer base and geographic coverage through an asset-light strategy focused on onboarding additional warehouse operators, completing system integrations, and increasing penetration in key U.S. markets.

Standardization

We seek to support scalable growth by maintaining standardized operating procedures, system workflows, and performance requirements across our partner-enabled network to promote consistent service execution as we scale.

Fulfillment Service

We plan to continue establishing an in-house fulfillment team that will serve as the primary point of contact for customers and coordinate with certified warehouses and carriers to deliver integrated services, including warehousing, inventory management, shipping, and last-mile delivery.

Industry Background and Market Opportunities

The U.S. warehousing and last-mile delivery sectors are critical components of the e-commerce supply chain and have experienced significant growth driven by increasing online retail activity and rising consumer expectations for fast and reliable delivery. Industry participants are increasingly adopting technology-enabled solutions, including data analytics, automation, and software platforms, to improve inventory visibility, fulfillment efficiency, and delivery coordination. For additional information, see “Industry.”

We believe these industry trends create opportunities for technology-enabled logistics providers that can support flexible, asset-light fulfillment models, and that CloudDepots’ cloud-based platform, established network of suppliers, and industry expertise position it to capitalize on these industry trends and support customers in the evolving digital commerce ecosystem.

Corporate and Other Information

Our principal executive offices are located at 17560 Rowland St. City of Industry, CA 91748, and our phone number is +1 (909)-901-7560. The Company’s website address is www.clouddepots.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

Corporate History and Structure

Our wholly owned operating subsidiary, Y&T E-commerce Inc., was incorporated in June 2021 in the State of California. On January 11, 2026, CloudDepots was incorporated under the laws of the State of Nevada. On February 25, 2026, YTE was acquired by CloudDepots from the original stockholders of YTE through a share exchange agreement entered into by and among CloudDepots, YTE, and the original stockholders of YTE. The following diagram illustrates our corporate structure as of the date of this prospectus.

For details of our principal stockholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Stockholders.”

Transfer of Cash from PRC Customers to Us

We are a Nevada holding company with all of our operations based in the United States. There are no restrictions on our ability to transfer cash between us and our subsidiary, across borders, or to U.S. investors. However, while we do not have any subsidiaries, operations, assets, or employees in the PRC, a significant portion of our revenue is derived from customers based in China. For the six months ended June 30, 2026 and 2025, 32.9% and 36.8% of our total revenue were derived from PRC-based customers. For the years ended December 31, 2025 and 2024, 36.4% and 18.6% of our total revenue were derived from PRC-based customers.

We are aware that cross-border payments from the People’s Republic of China are subject to PRC foreign exchange control regulations and oversight by relevant governmental authorities, including the State Administration of Foreign Exchange. While payments for bona fide commercial transactions are generally permitted, they are subject to bank review and supporting documentation requirements, which may result in delays or increased scrutiny. As of the date of this prospectus, we have not experienced any material issues in receiving payments from our PRC customers as a result of such regulations, and no customer has failed to make payment to us due to these regulatory requirements. However, there can be no assurance that such regulations or their interpretation and enforcement will not change in the future, which could adversely affect the timing and certainty of our receipt of revenues from PRC customers. See “Risk Factors — Risks Related to Legal, Regulatory, and Compliance Matters — PRC foreign exchange controls may delay or restrict our ability to receive payments from customers located in China” on page 23 of this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the U.S. Securities and Exchange Commission (the “SEC”) determines the new rules are necessary for protecting the public;

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, operating results, and financial condition, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:

Risks Related to Our Business Operations

•        We operate in a highly competitive market, and we may face increased competition from existing competitors or new entrants offering similar or improved solutions, which could adversely affect our business, results of operations, and financial condition.

•        Our business depends on a limited number of significant customers and suppliers, and the loss of such customers or disruptions, capacity constraints, or pricing changes affecting these suppliers could materially harm our operations, increase costs, and adversely affect our results of operations.

•        Disruptions in international supply chains could adversely affect cross-border commerce, and our investments in supply chain technologies, including AI-enabled tools and automation initiatives, may not achieve the operational improvements or financial returns we expect and may adversely affect our results of operations.

•        Enforcement actions or policy changes by major international e-commerce marketplaces, such as suspensions of PRC-based sellers, may discourage cross-border selling activity and reduce demand for our platform and related services.

•        Our dependence on and limited control over the operations, staffing, and compliance practices of warehouse operators and logistics service providers may expose us to operational failures, service disruptions, or regulatory risks, or limit our ability to scale operations efficiently or respond quickly to changes in customer demand, which could adversely affect our business, results of operations, and financial condition.

•        Our results of operations may fluctuate significantly due to seasonality, which could make our performance difficult to predict and adversely affect our business and the trading price of our common stock.

•        Cybersecurity incidents could result in the loss of sensitive information, disruption of services, reputational harm, significant remediation costs and adversely affect our operations.

•        Our historical growth rates may not be sustainable, and past performance may not be indicative of future results. If we fail to manage growth effectively or execute our business strategies, we may be unable to meet customer demand or capitalize on market opportunities, which could materially adversely affect our business.

•        Inflationary pressures or an economic downturn may increase our operating costs, reduce customer demand, and adversely affect our business, results of operations, and financial condition.

•        We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, or if we are unable to maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

•        We have identified significant deficiencies in our internal control over financial reporting, which, if not properly addressed, could adversely affect our financial reporting processes.

•        Our engagement in related party transactions may create actual or perceived conflicts of interest, and such transactions may not be on terms as favorable as those available from unaffiliated third parties, which could adversely affect our business, reputation, and results of operations.

Risks Related to Economics and Geopolitics

•        Adverse changes in political, economic, or trade relations between the United States and other countries where our customers are located may reduce demand for cross-border e-commerce orders and negatively affect our business.

•        Our business is affected by the continued willingness and ability of PRC-based customers to sell into the United States through international e-commerce marketplaces, and trade restrictions, tariffs, sanctions, or import limitations could reduce the attractiveness or feasibility of such activity.

•        China’s economic, political, and social conditions, as well as changes in governmental policies or regulatory priorities, could negatively affect the business environment in the PRC and reduce demand for our services.

Risks Related to Legal, Regulatory, and Compliance Matters

•        We and our business partners are subject to numerous laws and regulations governing warehousing, logistics, transportation, and cross-border trade in the United States, and any failure to comply or changes in regulatory requirements could negatively affect our business and results of operations.

•        Non-compliance by third parties with whom we conduct business, including warehouse operators and carriers, could expose us to legal liability, penalties, operational disruptions, and reputational harm.

•        Failure to protect our intellectual property rights, or claims that we infringe the intellectual property rights of third parties, could result in costly litigation, significant expenses, and harm to our competitive position and ability to market or provide our services.

Risks Related to This Offering and Ownership of Our Common Stock

•        There has been no prior public market for our common stock. The market price of our stock may be volatile and may decline regardless of our operating performance.

•        New investors will experience immediate and substantial dilution because the initial public offering price will be significantly higher than our pro forma net tangible book value per share, and future sales of substantial amounts of our common stock could further cause the market price of our common stock to decline.

•        We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively to generate returns.

•        We do not intend to pay dividends for the foreseeable future, and investors must rely on stock appreciation for any return.

•        Our executive officers, directors, principal stockholders, and their affiliates will continue to exercise significant influence over our company after this offering, limiting the ability of investors to influence corporate decisions.

•        We are an emerging growth company and may take advantage of reduced disclosure requirements, which could make our common stock less attractive to investors.

•        Provisions in our corporate charter documents, bylaws, and Nevada law may discourage takeover attempts and make it more difficult for stockholders to replace management or effect a change of control.

THE OFFERING

Common stock offered	[ ] shares
Common stock outstanding prior to the offering	23,750,000 shares
Common stock to be outstanding after the offering	[ ] shares (or [ ] shares, if the underwriters exercise their over-allotment option to purchase additional shares in full)
Option to purchase additional shares of common stock	[ ] shares
Use of proceeds

We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $[      ] million (or approximately $[      ] million if the underwriters exercise their over-allotment option to purchase additional shares in full), based on an assumed initial public offering price of $[      ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses.

We intend to use the net proceeds that we receive from this offering for technology infrastructure and AI development, potential strategic acquisitions or investments aligned with the Company’s long-term growth strategy, marketing and sales activities, and working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Listing	We plan to apply to have our common stock listed on the [Nasdaq Capital Market/NYSE America] under the symbol “[ ],” which listing is a condition to this offering.
Lock-up agreements

We, our executive officers, directors and director nominees and holders of 5% or more of the outstanding shares of our common stock have agreed with the underwriters not to sell, transfer, or dispose of any shares or similar securities for six months from the closing date of this offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Transfer Agent	VStock Transfer, LLC., 18 Lafayette Place, Woodmere, New York 11598.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. We have derived the following consolidated statements of income data for the six months ended June 30, 2026 and 2025 and our summary consolidated balance sheet as of June 30, 2026 from our unaudited consolidated financial statements included elsewhere in this prospectus and for the years ended December 31, 2025 and 2024, and our summary consolidated balance sheet data as of December 31, 2025 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited annual consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair presentation of our consolidated financial position as of December 31, 2025 and 2024 and our consolidated results of operations for the years ended December 31, 2025 and 2024. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

Selected Balance Sheet Information

	As of June 30, 2026	As of December 31,
		2025	2024
Balance Sheet Data
Cash and cash equivalent	$6,021,998	$7,777,700	$1,991,008
Other current assets	2,419,051	1,685,576	6,076,180
Other non-current assets	583,581	348,234	—
Total assets	$9,024,630	$9,811,510	$8,067,188
Current liabilities	$7,250,876	$8,126,698	$7,202,955
Total liabilities	7,250,876	8,126,698	7,202,955
Shareholders’ equity	1,773,754	1,684,812	864,233
Total liabilities and shareholders’ equity	$9,024,630	$9,811,510	$8,067,188

Selected Statements of Income Information

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2026	2025	2025	2024
Statements of Income Data
Revenue	$39,852,734	$22,691,937	$56,969,536	$59,226,365
Cost of revenue	38,773,614	22,027,477	55,156,419	55,273,116
Gross profit	1,079,120	664,460	1,813,117	3,953,249
Selling expenses	187,523	133,848	24,673	462,197
Selling expenses – related parties	—	190,261	322,338	1,309,223
General and administrative expenses	977,623	188,797	294,410	695,711
General and administrative expenses – related parties	160,000	336,173	703,898	967,365
(Loss) Income from operations	(246,026)	(184,619)	467,798	518,753
Other income, net	450,260	321,547	680,309	630,255
Income before income taxes	204,234	136,928	1,148,107	1,149,008
Provision for income taxes	115,292	44,564	327,528	362,208
Net income	$88,942	$92,364	$820,579	$786,800
Basic and diluted weighted average number of common stock	23,750,000	23,750,000	23,750,000	23,750,000
Basic and diluted income per share	$0.00	$0.00	$0.03	$0.03

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. If any of these risks occurs, the trading price of our common stock could decline and you might lose all or part of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business Operations

Our limited operating and revenue history and evolving business model in an emerging and rapidly growing industry make it difficult to evaluate our future prospects as well as the risks and challenges we may encounter.

We commenced operations in 2022 and have a limited operating history. It may therefore be difficult to evaluate our future prospects accurately, which will depend on, among other factors, our ability to expand e-commerce services, solicit new customers, and build our reputation in the cross-border e-commerce logistics industry. Our business model, which integrates cross-border supply chain management and end-to-end logistics services for e-commerce merchants, is still developing in a growing and dynamic industry. We face uncertainties related to market demand, customer behavior, logistics network scalability, regulatory developments, and competitive pressures. Failure to effectively manage these uncertainties could materially and adversely affect our business, financial condition, and results of operations.

We face competition from existing competitors and other companies that may enter the market or introduce new solutions in the future. If we are unable to compete effectively, our business, results of operations, and financial condition could be adversely affected.

The U.S. logistics ecosystem is competitive and rapidly evolving, with new entrants and new solutions continuing to emerge. As our platform integrates with marketplaces and customer systems and supports fulfillment execution through a curated network of warehouses and service providers, we may compete with a broad range of companies, including logistics service providers, warehousing operators, marketplace-integrated solution providers, and fulfillment technology and software providers.

We currently focus on serving cross-border customers seeking to fulfill orders in the United States, and a substantial portion of our revenue is derived from customers located outside the U.S. Competition in the fulfillment and logistics software and services markets may become more intense, and we expect it to increase significantly in the future. We compete with other companies on a number of factors, including:

•        the breadth, quality, and geographic coverage of our partner warehouse network;

•        the effectiveness, reliability, and scalability of our platform and integrations;

•        our ability to establish and maintain operating standards and performance management across partners;

•        the accuracy and usefulness of our analytics and AI-enabled decision-support tools;

•        onboarding time, implementation complexity, and overall customer experience;

•        brand recognition and reputation; and

•        our ability to attract and retain qualified personnel.

Our competitors may operate with different business models, have different service structures, and may ultimately prove to be more successful or more adaptable to new regulatory, technological, and other developments. They may achieve greater market acceptance and recognition, gain greater market share, or use greater financial resources to invest in technology, sales and marketing, or partner ecosystems. New competitors may also emerge and rapidly gain market share. If existing or potential competitors develop or offer solutions that provide significant performance, pricing, functionality, or other advantages over ours, we could lose customers or partners, and our business, results of operations, and financial condition could be materially and adversely affected. We cannot guarantee that our strategies will remain competitive or successful in the future. Increased competition may lead to pricing pressure, higher customer acquisition costs, reduced margins, loss of customers, or reduced utilization of our platform, all of which could potentially lower our net revenue.

Our largest customer accounted for 17.1%, 20.10% and 45.6% of our revenue, and the largest supplier accounted for 93.2%, 86.4% and 83.0% of our total purchases for the six months ended June 30, 2026, and for the fiscal years 2025 and 2024, respectively. Interruption in operations of such significant customer or carrier may have material adverse effect on our business, financial condition, and results of operations.

During the six months June 30, 2026 and the fiscal year ended December 31, 2025 and 2024, we derived most of our revenue from a few customers. Specifically, for the six months ended June 30, 2026, four customers accounted for approximately 17.1%, 14.5%, 12.7% and 11.5% of the Company’s total revenue, respectively, and three customers accounted for approximately 44.4%, 24.1% and 16.9% of the Company’s accounts receivable, respectively, as of June 30, 2026. For the fiscal year ended December 31, 2025, four customers accounted for approximately 20.1%, 16.1%, 14.4% and 10.7% of the Company’s total revenue, respectively, and one customer accounted for approximately 89.4% of the Company’s accounts receivable as of December 31, 2025. For the fiscal year ended December 31, 2024, one customer accounted for approximately 45.6% of the Company’s total revenue and approximately 81.2% of the Company’s accounts receivable as of December 31, 2024. For the six months ended June 30, 2026, one supplier accounted for approximately 93.2% of the Company’s total purchase. For the year ended December 31, 2025, two suppliers accounted for approximately 86.3% and 10.5% of the Company’s total purchase, respectively. For the year ended December 31, 2024, two suppliers accounted for approximately 82.9% and 11.1% of the Company’s total purchase, respectively. Interruption in operations of such significant customers or suppliers may have material adverse effect on our business, financial condition, and results of operations, including our cooperation with warehouses and our ability to provide logistics solutions. Even though we have a strong record of performance, we cannot guarantee that we are able to maintain our business relationship with these significant customers. If any significant customer terminates its relationship with us, we may not be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all. Moreover, a significant portion of our shipment volume is handled by a limited number of suppliers, and we can be exposed to significant service disruptions or adverse changes in commercial terms on short notice. The loss of, or reduction in services from, one or more key carriers could require us to identify and onboard alternative providers, which may result in delays, increased costs, or reduced service levels and materially and adversely affect our revenue and profitability.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of June 30, 2026 and December 31, 2025, we had accounts receivable recorded at approximately $2.0 million and $1.3 million, respectively.

We establish an allowance for credit loss based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions could also result in financial difficulties for our customers, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our account receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

Labor actions may disrupt the U.S. transportation network we rely on and thus may adversely impact our business, financial condition, and results of operations.

Our reliance on the global supply chain systems and the U.S. transportation network exposes us to potential disruptions and congestions caused by labor actions, such as labor disputes or port strikes. Labor disputes among freight carriers and at ports of entry in the U.S., where our PRC customers’ merchandise is imported, are not uncommon. For example, in June 2023, the union representing the employers of over 22,000 dock workers at U.S. West Coast seaports staged concerted and disruptive work actions, resulting in the shutdown of some terminals at ports in Los Angeles, Long Beach, Oakland and Hueneme in California and Tacoma and Seattle in Washington state. As such, we expect labor unrest and its effects on the transportation of our PRC customer’s merchandise to be a continuing challenge for us. Any disruptions, such as a port worker strike, work slowdown, or other transportation disruption in the U.S., may significantly disrupt our business. Although, as of the date of this prospectus, our business has not experienced material impacts from such disruptions caused by union actions, there is no guarantee that they will not occur in the future. In the event that such disruptions do occur, they could lead to increased transportation costs, reduced margins, and decreased profitability for our business. Additionally, they may cause shipment delays, resulting in customer dissatisfaction and reduced demand for our services. A prolonged transportation disruption caused by labor action may materially adversely affect our business, results of operations and financial condition.

Demand for our services may be adversely impacted by the changing consumer spending power and habits in the U.S.

We are a logistics solutions service provider that arrange the shipment of the end-to-end delivery of packages to destinations within the United States. Our business success is closely tied to the demand for cross-border e-commerce in the U.S., which is, in turn, dependent on the demand from U.S. online shoppers for imported goods from countries such as China. As such, any significant economic changes in the U.S., such as recessions or economic downturns, could reduce consumer spending power and cross-border trade and affect the demand for our services. Additionally, any changes in consumer spending habits, such as a shift toward purchasing from domestic retailers, could also lead to reduced demand for our services and negatively impact our business. If we are unable to take effective measures in a timely manner to mitigate the negative impact of a decline in consumer spending power or shifts in spending habits in the U.S., our business, financial condition, and results of operations could be adversely affected.

Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match such demand.

We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs, and other resource requirements based on our estimates of customer demand. A significant portion of our revenue is derived from customers’ demand for the shipping services that is tied closely to the end consumers in the U.S. Therefore, our customer demand may be impacted by factors out of our control, such as unexpected shifts in the U.S. consumers’ preferences for our customers’ merchandise, foreign exchange rate fluctuations that could adversely impact our customers’ costs and pricing strategies, and manufacturing production delays. Moreover, we may experience capacity and resource constraints in fulfilling e-commerce orders on behalf of our customers during peak seasons of e-commerce demand or following special promotional campaigns on any e-commerce marketplaces. Failure to meet customer demand in a timely fashion or at all may adversely affect our financial condition and results of operations.

Disruptions to the international supply chain systems could adversely impact our business, financial condition, and results of operations.

The cross-border e-commerce related logistics market depends largely on the availability and reliability of the global supply chain systems. Our service performance depends on multiple parties, including warehouses and carriers. Many factors can cause supply chain disruptions, such as labor shortages, capacity constraints, delays, or other performance issues. Disruptions to the international supply chain systems may lead to increased costs associated with logistics, shipping, and warehousing, resulting in reduced margins and profitability of our business. In addition, supply chain issues may also cause delays in shipments, leading to customer dissatisfaction and decreased demand for our services. Although we monitor partner performance and exception handling through our platform, these measures may not fully prevent disruptions from the foregoing or other factors. Thus, our ability to mitigate these risks may be limited, and there can be no assurance that we will be successful in doing so.

Our business may be disrupted by natural disasters causing supply chain disruptions.

Natural disasters such as earthquakes, tsunamis, hurricanes, tornadoes, floods, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations and could damage or destroy infrastructure necessary to transport products as part of the supply chain. These events could make it difficult or impossible for us to provide our services; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our ability to continuously operate in manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event, which could adversely affect our business and results of operations.

Our investments in supply chain technologies may not achieve the results we expect.

The implementation of advanced supply chain technologies may present challenges, including development and deployment costs, the availability of skilled personnel, integration with third-party systems, and data security and privacy considerations. We continue to evaluate these factors as part of our technology development and investment planning. While we believe that continued investment in supply chain technologies may support sustainable growth and long-term operational efficiency, there can be no assurance that such investments will result in improved performance, competitive advantages, or financial results. Furthermore, our industry is subject to rapid technological change, and competitors may develop or adopt technologies that are superior to or more cost-effective than ours. If we fail to adapt, our investment in supply chain technologies may not achieve the results we expect, and our competitive position could be adversely affected.

The suspension of a group of sellers on international e-commerce marketplaces, such as the crackdown on PRC sellers by Amazon in early 2021, has discouraged and may continue to discourage a growing number of PRC e-commerce sellers from selling their merchandise to the United States, thus adversely affecting our business, financial condition, and results of operations.

While we do not have any subsidiaries, operations, assets, or employees in the PRC, we generate a portion of our revenue from our customers who are based in China. In early 2021, Amazon claimed that it had suspended the accounts of over 50,000 PRC e-commerce sellers for improper use of review functions. Specifically, instead of earning great reviews through high-quality products, those PRC sellers manipulated reviews by paying for positive product reviews or by giving away gift cards, which violates Amazon’s terms of service. It is estimated that the 50,000 affected accounts caused approximately RMB100 billion (approximately USD15 billion) in losses for the cross-border e-commerce industry in the PRC, which has discouraged a growing number of PRC e-commerce sellers from selling their merchandise to the U.S. via Amazon.

There is no guarantee that (i) our current or future customers are fully compliant with the terms of service of the international e-commerce marketplaces they use, or that (ii) the e-commerce marketplaces will not, from time to time, impose such a widespread suspension of PRC sellers in the future, whether for the reason described above or for other reasons. Such a crackdown on PRC sellers may significantly reduce the number of PRC e-commerce sellers that intend to sell in the U.S., which could result in the loss of a substantial portion of our PRC customer base and materially and adversely affect our operations. If we are unable to attract new customers in a timely or cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We have limited control over the operations, staffing, and compliance practices of warehouse operators and carriers, which may expose us to operational and regulatory risks and as a result, adversely and materially affect our business, financial condition and results of operation.

Our ability to provide services to customers depends in significant part on the continued availability and performance of the warehouses and carriers with whom we work. Because these warehouses and carriers are all owned and operated by independent parties, we have limited control over their day-to-day operations, staffing levels, labor practices, safety procedures, and compliance with applicable laws and regulations. These warehouse operators and carriers may become unavailable or experience operational disruptions. Such disruptions could result from lease terminations, capacity constraints, labor shortages, natural disasters, equipment failures, regulatory actions, or disputes with third-party operators. Any operational failures or regulatory non-compliance of them could indirectly disrupt our services, affect customer satisfaction, expose us to reputational harm, or result in claims or liabilities, even if we are not directly responsible for their underlying conduct, which in turn may negatively affect our ability to provide quality service to our customers.

We rely on warehouses operated by third parties that we do not own or control, and disruptions or capacity limitations at these facilities could adversely affect our ability to scale our operations or meet customer demand.

Our ability to expand geographic coverage, increase shipment volumes, or support new service offerings depends on the availability of suitable warehouse facilities on commercially acceptable terms. There can be no assurance that we will be able to secure additional warehouse capacity when needed or on favorable terms, as we do not own or operate any warehouses. If the demand for our services increases or customer shipment profiles change, we may be unable to scale our operations efficiently or in a timely manner.

We rely on third-party carriers to deliver shipments from warehouses to end consumers, and disruptions in their services could materially and adversely affect our business.

We do not own or operate transportation assets used for the delivery of shipments to end consumers. Instead, we rely on third-party carriers to perform these services. Our ability to complete deliveries in a timely and cost-effective manner depends significantly on the availability, reliability, and performance of these carriers. Disruptions in carrier services, including capacity constraints, service failures, labor shortages, fuel price volatility, equipment availability issues, regulatory changes, or operational disruptions, could delay deliveries, increase costs, and negatively affect customer satisfaction and retention. Any prolonged or widespread disruption in carrier services could materially and adversely affect our business, results of operations, and financial condition.

Our relationships with carriers do not guarantee capacity, and we may be unable to secure sufficient transportation services during peak seasons or periods of elevated demand.

Although we maintain commercial relationships with carriers, these relationships do not guarantee the availability of transportation capacity. During peak shipping seasons or periods of elevated demand, carriers may prioritize other customers, reallocate capacity, or increase pricing. If we are unable to secure sufficient carrier capacity during these periods, we may experience delivery delays, service disruptions, or increased transportation costs. Any inability to meet customer delivery expectations during peak periods could result in reputational harm, loss of customers, or reduced shipment volumes.

Increases in transportation costs or changes in carrier pricing terms could reduce our margins.

Transportation costs represent a significant component of our cost structure. Third-party carriers may increase rates or impose additional fees due to changes in fuel costs, labor availability, regulatory requirements, or market conditions. If transportation costs increase and we are unable to pass such increases on to customers or otherwise mitigate their impact, our margins and operating results could be adversely affected.

Concentration of suppliers may materially and adversely affect the logistics solutions we provide to our customers.

We work with a limited number of carriers nationwide, with FedEx accounting for a significant portion of our total transportation purchase for the six months ended June 30, 2026, and for the years ended December 31, 2025 and 2024.

Our business depends on the timely and reliable movement of shipments through transportation networks and third-party facilities. Disruptions affecting key locations or carriers, whether due to natural disasters, severe weather, power outages, transportation interruptions, labor disruptions, acts of terrorism, public health emergencies, regional economic or regulatory conditions, governmental actions, or other events beyond our control, could significantly impair our service. In such circumstances, we may not be able to timely secure suitable replacement suppliers, which may materially and adversely affect our operations and services.

Our results of operations may fluctuate significantly due to seasonality, which could make our performance difficult to predict and adversely affect our business and the trading price of our common stock.

Our business experiences seasonal and periodic fluctuations associated with patterns in the e-commerce industry, including major promotional events and holiday shopping periods, as well as changes in logistics capacity and consumer spending trends in the United States. For example, year-end holiday seasons and marketplace promotions may cause temporary increases in order volumes, while demand may decline during other periods. During peak seasons, we and our business partners may face constraints in warehouse capacity, labor availability, or transportation resources, which could result in delays, service disruptions, increased operating costs, reduced customer satisfaction, or loss of customers. Conversely, during slower periods, lower order volumes may reduce our revenue while certain fixed or semi-fixed costs (such as personnel expenses, platform operations and cloud infrastructure costs, and customer support costs) remain unchanged, which may negatively affect our margins and profitability.

Because our revenue depends on order volumes, customer demand, and utilization of our platform and services, these seasonal patterns may cause significant variability in our operating results, cash flows, and key operating metrics from period to period. As a result, our operating performance in any particular quarter or year may not be indicative of future results, which may cause volatility in our financial results and the trading price of our common stock and could make it difficult for investors to evaluate our business.

Our autonomous forklift and mobile-robot orchestration initiative is newly developed and may not be successfully commercialized or generate material revenue.

In June 2026, we began testing a software-based autonomous forklift and mobile-robot orchestration capability for warehouse operators. This initiative represents a newly developed area of our business, and we have limited operating history with respect to the development, testing, commercialization and deployment of this technology. As of the date of the prospectus, the technology remains in the early commercial stage, and we have not generated any revenue yet. We cannot assure you that we will successfully complete development or testing of the system, achieve commercial acceptance, obtain or retain customers, or generate material or recurring revenue from this initiative. If we are unable to successfully commercialize the technology, our investment in its development may not generate an adequate return and our business, financial condition and results of operations could be adversely affected.

Our ability to commercialize our autonomous forklift and mobile-robot orchestration capability depends on the performance, compatibility and availability of third-party robotic hardware and warehouse systems that we do not manufacture or control.

Our business model for this initiative is focused on the software control, scheduling and orchestration layer rather than the manufacture or sale of autonomous forklifts or other robotic hardware. Accordingly, the performance of our software may depend on its ability to integrate with compatible autonomous forklifts, mobile robots, cameras and other third-party equipment, as well as warehouse management and other operating systems. Changes in third-party hardware, software interfaces, technical specifications or operating environments could require us to modify our technology or develop additional integrations. We may not be able to do so in a timely or cost-effective manner, and third-party equipment may not perform as expected. Any failure to achieve reliable interoperability could limit the customers or environments in which our system can be deployed and could adversely affect our ability to commercialize this initiative.

We may incur significant costs to develop and commercialize our autonomous orchestration technology before generating significant revenue from it.

Because this is a newly developed business initiative, we expect to incur additional expenses associated with software development, testing, integration, deployment, customer support and commercialization. These expenses may be incurred before we generate significant or recurring revenue from the initiative. We may also need to devote management and other resources to this initiative that could otherwise be used in our existing business. If commercialization takes longer than anticipated, requires greater investment than anticipated or does not occur, our financial condition and results of operations could be adversely affected.

Our business, financial condition, and reputation may be substantially harmed by security breaches, interruptions, delays, and failures in our systems and operations.

The performance and reliability of our systems and operations are critical to our business. With our platform, we are able to manage and process customer information and inventory data in our order management systems. Although we use standardized workflows and access controls, these measures may not be effective in all circumstances. Our systems and operations can be susceptible to security breaches, interruptions, or malfunctions caused by events beyond our control, including natural disasters, power outages, telecommunication failures, computer viruses, and intentional acts of vandalism. Security breaches, interruptions, delays, or failures in our systems or operations can lead to increased costs, low quality services, litigation and claims, and damages to our reputation, all of which could have a significant impact on our financial condition and operating results.

Our business and results of operations may be harmed by the misconduct of employees that have access to important assets of our Company such as inventory, bank accounts, and confidential information.

During the course of our business operations, some of our employees have access to certain valuable assets of our Company, such as bank accounts and other confidential information. In the event of misconduct by such employees, we could suffer significant losses. Employee misconduct may include misappropriation of Company assets or funds, falsification of records, improper use or disclosure of confidential information to the public or our competitors, or failure to comply with our code of conduct, internal policies, or applicable federal and state laws and regulations, including those relating to the protection of sensitive information, import and export controls, and other regulatory requirements. Although we have implemented policies, procedures, and controls to prevent and detect these activities, these precautions may not prevent all intentional or negligent misconduct, and as a result, we could face unknown risks or losses. Furthermore, such unethical, unprofessional, or even criminal behavior by employees could damage our reputation, result in fines, penalties, restitution, or other damages, and lead to the loss of current and future customers, all of which would adversely affect our business, financial condition, and results of operation.

Cybersecurity incidents could disrupt our business operations, result in the loss of critical and confidential information, adversely impact our reputation, and harm our business.

Cybersecurity threats and incidents directed at us could range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures aimed at disrupting business or gathering personal data of customers. We rely on our platform that enable us to deliver one-stop logistics management services to our customers with simplicity, convenience, speed, and reliability, including our order management system, enterprise resource planning system, and transportation management system. Our platform supports the smooth performance of certain key functions of our business, such as order management, payment calculation, and customers services. Thus, to securely maintain, process, and transmit information in these systems is critical to our operations. We use Databricks system for data storage and processing and rely on its built-in encryption, role-based access controls, authentication mechanisms, system updates, and security management features to protect the relevant information and systems. However, given the frequency and sophistication of cyber threats, there can be no assurance that these measures will be sufficient to prevent or mitigate relevant risks. Any successful cybersecurity incident could result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information, whether our own or that of third parties (including potentially sensitive personal information of our customers), and the disruption of business operations. Any such compromises to our security could harm our reputation, which could cause customers to lose trust and confidence in us. The potential consequences of a material cybersecurity incident include violations of applicable U.S. and international laws, litigation with third parties that could result in our exposure to civil or criminal liabilities, and cybersecurity remediation and protection costs. These consequences in turn could materially and adversely affect our competitiveness and results of operations.

Our previous growth rates and performance may not be sustainable or indicative of our future growth and financial outcomes, and we cannot assure you that we will achieve the same level of financial performance in the future.

Our total revenue increased from approximately $22.7 million for the six months ended June 30, 2025 to approximately $40.0 million for the six months ended June 30, 2026, representing an increase of approximately $17.2 million, or 75.6%. Our total net income decreased from approximately $92,000 for the six months ended June 30, 2025 to approximately $89,000 for the six months ended June 30, 2026, representing a decrease of approximately $3,000 or 3.7%. Our total revenue decreased from approximately $59.2 million for the fiscal year ended December 31, 2024 to approximately $57.0 million for the fiscal year ended December 31, 2025, representing a decrease of approximately $2.3 million, or 3.8%. Our total net income increased from approximately $0.82 million for the fiscal year ended December 31, 2024 to approximately $0.79 million for the fiscal year ended December 31, 2025, representing an increase of approximately $34,000, or 4.3%. Our past results may not be sustainable or indicative of future results, and we cannot assure you that we will achieve or maintain profitability on a consistent basis. Our growth depends on our ability to scale operational processes, partner network management, and system integrations. If we cannot scale efficiently, we may experience service disruptions, higher costs, and margin pressure, which could adversely affect our results of operations. Although we have implemented standardized onboarding and integration processes to expand our network of certified warehouses, these measures may not be effective, and our inability to successfully expand or utilize this network could limit order volume growth and adversely affect our revenue and results of operation. Our revenue growth may slow down or decline for a number of reasons, including increased competition, volatile cross-border consumer demand, changes in our customers’ budgets and development strategies, changes in the operations of warehouses, changes of the availability, service levels, and pricing of carriers, as well as our ability to complete platform integrations and successfully deploy and commercialize data analytics and AI-enabled capabilities.

In addition, as we expand our business and continue to invest in product development, we expect an increase of our expenses in sales and marketing investments, research and development, data and AI investments, cybersecurity and compliance costs, and implementation and customer support costs. Upon completion of this offering, we expect to incur significant additional costs associated with being a public company, including accounting, auditing, financial reporting, and legal compliance costs. These efforts and additional expenses may be more costly than we currently expect, and there is no assurance that we will be able to maintain sufficient operating revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow on a consistent basis or at all, which would adversely affect our business, financial condition, and results of operations.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet customer demand, which could materially and adversely affect our business, financial condition, and results of operations.

Our business has grown in scale, customer base, suppliers network, and platform capabilities since our inception, and we expect to continue to expand by increasing geographic coverage, growing our warehouse network and certified warehouses footprint, expanding integrations with customer systems and major marketplaces, and continuing to enhance our software platform. As we scale into additional regions and onboard more partners, we face challenges such as maintaining consistent service quality, fulfillment efficiency, and data accuracy at larger volumes, while ensuring that partners adhere to our operating standards and meet customers’ expectations. These initiatives will increase the complexity of our operations and may place significant demands on our managerial, operational, technical, and financial resources. We must continue to recruit, train, and retain personnel with expertise in cross-border e-commerce fulfillment, warehouse operations, partner onboarding and management, customer success, software engineering, data, AI, cybersecurity, and compliance. We must also manage integrations and data flows across multiple external systems, including warehouses, carriers, customer systems, and marketplaces. If we fail to successfully execute such growth plans, or if we fail to maintain service quality and operational stability while scaling, we could experience service delays, higher error rates, reduced customer satisfaction, customer churn, higher costs, and reputational harm.

Our future results of operation also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to additional challenges and constraints, including:

•        recruiting, training, and retaining skilled personnel across partner development and management, operations and customer success, engineering and IT, data and AI, and security and compliance;

•        responding to evolving industry standards, platform policies, and regulatory requirements;

•        technological, operational, and data governance challenges arising from new products, features, or services;

•        the availability of funds to support required investments; and

•        factors beyond our control, such as general market conditions, macroeconomic developments, and geopolitical events that may affect customer demand and the pace of our growth.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or implement our strategies successfully, or that investments contemplated by our future plans will generate the expected returns. If we are unable to manage our growth or execute our strategies effectively, our business, results of operations, and prospects may be materially and adversely affected.

To sustain our operations and future business growth, we need to make investments in both capital and working capital, and if we are unable to secure sufficient financing when needed, our ability to execute our business plan as outlined in this prospectus will be impaired, which may negatively impact our business and prospects.

Sustaining our ongoing operations and driving future growth may require continued investments in capital and working capital. As a growing company, we may require additional capital to, among other things, continue to develop and enhance our platform, including data analytics and AI-enabled features, improve system reliability and cybersecurity safeguards, expand integrations and implementation capabilities with warehouses, carriers, marketplaces, and customer systems, scale our operations and customer success organizations to support growth in our partner network and customer base, and, when appropriate, pursue strategic partnerships or other business development initiatives.

There can be no assurance that we will be able to obtain the necessary financing on favorable terms or at all. Our ability to raise capital may be affected by factors beyond our control, including capital market conditions, macroeconomic trends, interest rate changes, investor sentiment, and market perceptions relating to our industry and business model. If we are unable to obtain additional financing when needed, we may have to delay, reduce, or eliminate planned investments or expansion initiatives, limit product and technology development efforts, slow the warehouse network expansion or customer acquisition, or seek financing on unfavorable terms, which could increase our financing costs and dilute existing stockholders. In extreme circumstances, we may be required to materially curtail operations or modify our business plan. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects, and could cause investors to lose part or all of their investment.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success depends largely on the efforts of our key personnel, including our executive officers, senior management, and other key employees who have valuable experience, knowledge, and connections in global supply chains as well as the warehousing and logistics industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as to participate in our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our financial condition, operating results, and business prospects.

Future acquisitions may have an adverse effect on our ability to manage our business. Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering.

We may acquire businesses, technologies, services, or products that are complementary to our logistics business. Although we currently have not identified any suitable targets, future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our Company, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our stockholders.

We may be adversely affected by the effects of inflation and a potential recession.

Recent inflationary pressures have caused, and may continue to cause, higher interest rates and capital costs, elevated shipping costs, supply shortages, increased labor costs, weaker exchange rates, and other related effects. Since 2022, we have experienced, and may continue to experience, higher-than-expected inflation, including the escalation of transportation, commodity, and supply chain costs and disruptions that adversely affected our results of operations. We have sought to partially offset the impact of inflation through a combination of operational efficiencies, supply chain optimization initiatives, and, where feasible, adjustments to our pricing arrangements, and we may continue to do so in the future. However, should inflation continue to impose significant pressures on our costs, we may not be able to offset the increased costs or otherwise handle the exposure, which could negatively impact our business, results of operations or financial condition. Even if we were to increase prices to counter inflationary pressures, such price increase may not be sustainable. If our competitors do not raise their prices, or if our customers or the end consumers decide not to pay higher prices, the price increase may lead to a decrease in sales volume. Thus, inflationary pressures could damage our reputation, profitability, and market share. In addition, unfavorable economic and market conditions, including a potential recession, may negatively impact market sentiment and reduce demand for the services we provide to support warehousing and order fulfillment activities, particularly those associated with cross-border e-commerce, which would adversely affect our results of operations. If we are unable to take effective measures in a timely manner to mitigate the impact of inflation as well as a potential recession, our business, results of operation, and financial condition could be adversely affected.

If we fail to remediate the material weaknesses identified in our internal control over financial reporting or implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

As of December 31, 2025, we identified material weaknesses in our internal control over financial reporting, including (i) the lack of formalized financial reporting policies and procedures and insufficient segregation of duties, (ii) inadequate accounting systems and reliance on manual processes, (iii) ineffective controls over cost cutoff procedures, and (iv) the absence of a formal policy for assessing expected credit losses for accounts receivable. These material weaknesses increase the risk that material misstatements of our financial statements may not be prevented or detected on a timely basis.

We are in the process of implementing a number of measures to remediate these material weaknesses, including enhancing and formalizing our accounting policies and procedures, improving segregation of duties, upgrading our accounting systems and infrastructure, and strengthening our internal control environment and financial reporting capabilities. We also intend to continue to enhance our accounting and finance personnel and overall corporate governance framework, including establishing an audit committee consisting of independent directors and at least one financial expert, which will be completed at the time of effectiveness of the registration statement of which this prospectus is a part. However, the implementation of these measures may not fully address these deficiencies, and we may not be able to conclude that these material weaknesses have been fully remediated in a timely manner, or at all.

Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements, which could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, which may result in volatility in, and a decline in, the market price of our common stock.

In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation, testing and any required remediation. During the course of documenting and testing our internal control procedures, we may identify additional material weaknesses or deficiencies in our internal control over financial reporting. Our management may also conclude that our internal control over financial reporting is not effective, and our independent registered public accounting firm may issue a qualified opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Any such failure could result in material misstatements in our financial statements, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common stock. In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets, regulatory investigations, civil or criminal sanctions, or delisting from [Nasdaq/NYSE].

We have identified significant deficiencies in our internal control over financial reporting, which, if not properly addressed, could adversely affect our financial reporting processes.

We have identified certain significant deficiencies in our internal control over financial reporting, including deficiencies related to (i) credit card reconciliation controls, (ii) cutoff and accrual processes, and (iii) controls over the identification, documentation, and monitoring of related party transactions. These deficiencies increase the risk that errors or misstatements in our financial records may not be detected or corrected on a timely basis.

We are implementing measures to enhance our internal control framework, including improving reconciliation procedures, strengthening period-end closing processes, and establishing formal policies and controls over related party transactions. However, these measures may not be effective in fully addressing these deficiencies. If we fail to remediate these deficiencies, or if our internal controls do not operate effectively, our financial reporting processes could be adversely affected.

Our involvement in related party transactions may give rise to potential conflicts of interest, and such transactions may not always be conducted on terms most favorable to us.

We have engaged, and expect to continue to engage, in transactions with related parties. See “Certain Relationships and Related Party Transactions.” Although certain of our existing related party transactions have been conducted on terms we believe to be more favorable to us than those available from unrelated third parties, there can be no assurance that future related party transactions will be entered into on similarly favorable terms. Transactions with related parties may involve conflicts of interest and may not be subject to the same level of scrutiny as transactions with independent parties. Such arrangements may also raise concerns among investors, creditors, or regulators regarding our corporate governance and the fairness of our practices.

If we are unable to adequately manage related party transactions, or if such transactions are perceived as unfair or not transparent, our reputation could be adversely affected. In addition, any dispute or change in our relationship with a related party could disrupt our operations or result in unfavorable terms, which could negatively impact our financial condition and results of operations. While we are evaluating and may seek to reduce our reliance on related party transactions over time, we may not be successful in doing so. Although we will continue to monitor and disclose related party transactions in accordance with applicable accounting and regulatory requirements, we cannot eliminate all risks associated with actual or perceived conflicts of interest.

Risks Related to Economics and Geopolitics

Geopolitical tensions, including those involving the relationship between the United States and China, could result in changes to trade policies, regulatory restrictions, sanctions, or other measures that affect cross-border commerce. Such developments could disrupt supply chains, increase costs, limit customer demand, or otherwise adversely affect our operations.

We are operating in a period of heightened geopolitical uncertainty and capital markets volatility. Geopolitical instability, including the tensions between the United States and China, has contributed to disruption in global economic conditions, supply chains, and financial markets. Any escalation or change of these or other geopolitical tensions could negatively impact the global economy and cross-border commerce. We have historically derived a portion of our revenue from the PRC market. For the year ended December 31, 2025 and 2024, 36.4% and 18.6% of our total revenue were derived from PRC-based customers. Our continued success depends in part on the willingness and ability of our customers to sell products into the United States through cross-border e-commerce marketplaces. Thus, our business may be particularly exposed to developments affecting the relationship between the United States and China. Any changes in trade policies, imposition of tariffs and import restrictions, sanctions, trade disputes or other governmental actions could increase the cost of goods and services, disrupt supply chains, and reduce our customers’ demand. As a result, the demand for our platform and related services could decline, and our business, financial condition, and results of operations could be materially and adversely affected.

China’s economic, political, and social conditions, as well as governmental policies, could affect the business environment and economic conditions in China, which may result in an adverse impact on the demand for our services, potentially harming our financial condition and operating results.

While we do not have any subsidiaries, operations, assets, or employees in the PRC, we generate a significant part of our revenue from our customers who are based in China. As a result, any unforeseen events or circumstances that negatively impact our ability to provide our services to our PRC customers would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

•        an economic downturn in China;

•        changes in laws and regulations, in particular those with little advance notice;

•        deterioration of relations or disruption of trade with the U.S., such as anti-U.S. campaigns; and

•        tariffs and other trade barriers which could make it more expensive for our PRC customers to transport their goods and merchandise to the U.S.

The Chinese government has implemented regulations or policies that have adversely affected our business. For example, The PRC government has imposed controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. There is no guarantee that the PRC government will not implement similar policies or regulations in the future. For example, any changes to trade policies or regulations in China could potentially impact the ability of e-commerce merchants to sell their merchandise in the U.S. market, including possible tariffs imposed by the PRC government on goods exported to the U.S. could increase costs for e-commerce merchants selling their merchandise overseas. This could potentially lead to a decrease in demand for overseas logistics services, as e-commerce merchants may opt to scale back their operations in the U.S. market.

Additionally, potential deterioration in China’s macroeconomic environment could adversely affect the financial condition and business activities of PRC e-commerce merchants. As a result, such merchants may reduce their e-commerce operations targeting U.S. consumers or, in some cases, exit the U.S. market altogether, which could lead to a decrease in demand for overseas logistics services. If the demand for cross-border e-commerce from the PRC decreases, it could adversely impact our revenue and profitability. While we plan to mitigate such risks by diversifying our customer base, there can be no assurance that we will be successful in doing so. As such, the economic, political, and social conditions in the PRC could materially and adversely impact our financial condition and results of operations.

If the PRC government imposes further restrictions and limitations on our PRC customers’ ability to transfer or distribute cash from the PRC to the U.S., our business, financial condition, and results of operations could be materially adversely affected.

The PRC government has imposed controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For instance, the Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. There is no guarantee that the PRC government will not further intervene or impose other restrictions on our PRC customers’ ability to transfer or distribute cash outside the PRC. In the event that the foreign exchange control system prevents our PRC customers from remitting their payments to the U.S., we may not be able to receive a substantial portion of our revenue. As a result, our business, financial condition, and results of operations may be adversely affected.

Risks Related to Legal, Regulatory, and Compliance Matters

We are subject to numerous laws and regulations applicable to cross-border trade in the United States, and any non-compliance or changes in regulatory requirements could materially and adversely affect our business, results of operations, and financial condition.

We maintain our primary operating facilities and personnel in California. While our services in other jurisdictions within the United States are primarily provided through business partners, our business may be affected by complex and evolving laws and regulations. Changes in regulatory requirements could increase our compliance costs, restrict certain activities, or require changes to our business practices. Although we seek to monitor regulatory developments and enhance compliance processes, we may not be able to fully anticipate or respond to all regulatory changes. If we fail to comply with applicable laws and regulations, or are found to be in violation by regulatory authorities, we may be subject to fines, penalties, remedial obligations, operational restrictions, suspension or loss of permits or qualifications, service disruptions, increased costs, and reputational harm, any of which could material and adversely affect our business, results of operations, and financial condition. Even where non-compliance occurs at a business partner, we may still be adversely affected due to service interruptions, customer claims, or regulatory scrutiny.

We are subject to a wide range of labor and employment laws and regulations.

We are subject to a wide range of labor and employment laws and regulations, including those relating to wages, benefits, working conditions, classification of workers, and workplace safety. Changes in labor laws, increased enforcement, or disputes with employees or contractors could increase our operating costs, result in litigation or penalties, and adversely affect our operations and results of operations. Although we maintain employment policies and compliance procedures, these measures may not prevent all such labor-related claims or liabilities.

Non-compliance with laws and regulations on the part of any business partners could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance.

Our business partners may be subject to a broad range of regulatory penalties or punishments because of their regulatory compliance failures or infringement upon other parties’ legal rights. The federal, state, and local laws and regulations that our business partners may be subject to include:

•        laws and regulations relating to warehouse operations and workplace safety, including requirements regarding safe storage of materials, use of material handling equipment, and employee training;

•        transportation-related requirements at the federal and state level, including vehicle safety, driver qualifications, transportation compliance, and other operational requirements;

•        governmental rules applicable to cross-border trade, import compliance, and cargo security that may affect our customers, carriers, and other service providers; and

•        employment and labor laws, including minimum wage, overtime, and anti-discrimination requirements.

We cannot be certain whether such business partners have violated any regulatory requirements or infringed or will infringe any other parties’ legal rights, neither can we assure that we will be able to identify irregularities or non-compliance in the business practices of our business partners, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by business partners. Any legal liabilities and regulatory actions affecting third parties involved in our business may expose us to legal expenses or compensation to third parties.

Moreover, regulatory penalties or punishments against our business partners may cause interruptions or even suspension of their business activities, which could in turn disrupt our usual course of business and result in material negative impact on our reputation, results of operation, and financial performance.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceedings, may cause our Company to incur defense costs, utilize a significant portion of our resources, and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against our Company could materially and adversely impact our financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against our Company may damage our reputation and may also result in a material adverse impact on us.

Failure to protect intellectual property rights could adversely affect our business.

We regard our intellectual property rights as important to our business. See “Business — Technology and Intellectual Property.” We have taken measures to protect our intellectual property, including entering into confidentiality and inventions assignment agreements with our employees that include provisions relating to confidentiality, protection of proprietary information, and assignment of intellectual property developed during employment, maintaining restricted access to sensitive information, and adopting internal policies governing the use and protection of intellectual property; however, such measures may not be sufficient or effective. We may bring lawsuits to protect against the potential infringement of our intellectual property rights. Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have material and adverse effects on our business, financial condition, and results of operations.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, or other intellectual property rights held by third parties. In the future, we may, from time to time, be subject to legal proceedings and claims relating to the intellectual property rights of others. For instance, we may face claims of trademark or copyright infringement for the use of images, pictures, or materials used on our website or in promotional materials such as brochures or videos. Additionally, we may be subject to software copyright infringement claims for our platform and systems. See “Business — Technology and Intellectual Property.” There could also be existing intellectual property of which we are not aware that our services may inadvertently infringe. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Furthermore, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, copyrights, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

We may be the subject of allegations, harassment, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose customers and market share.

We may be subject to allegations by third parties or purported former employees, negative Internet postings, and other adverse public exposure on our business, operations, and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media, or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone on an anonymous basis. Any negative publicity on our Company or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their users’ posts, often without filters or checks on the accuracy of the content posted. The information posted may be inaccurate and adverse to our Company, and it may harm our reputation, business, or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market shares and customers.

PRC foreign exchange controls may delay or restrict our ability to receive payments from customers located in China.

Our PRC-based customers and their cross-border payments from the PRC are subject to PRC foreign exchange control regulations and oversight by relevant governmental authorities, including the State Administration of Foreign Exchange. Although payments for bona fide commercial transactions are generally permitted, such payments are subject to bank review and may require supporting documentation evidencing the underlying transaction.

As a result, our PRC customers may experience delays or encounter difficulties in remitting payments to us, particularly for large transactions or where additional regulatory scrutiny is applied. As of the date of this prospectus, we have not experienced any material issues in receiving payments from our PRC customers as a result of such regulations, and no customer has failed to make payment due to these requirements. However, there can be no assurance that such regulations or their interpretation and enforcement will not change in the future. Any such restrictions, delays or increased compliance requirements could adversely affect the timing and certainty of our receipt of revenues from PRC customers, which in turn could materially and negatively impact our cash flows and results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock. The stock price of our common stock may be volatile or may decline regardless of our performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

•        overall performance of the equity markets and the performance of companies in the logistics, supply chain, cross-border e-commerce enablement, software, and AI sectors;

•        variations in our results of operations, cash flows, key operating metrics and other non-financial metrics, and how those results compare to investor or analyst expectations;

•        changes in any forward-looking statements, guidance, or projections we may provide, or our failure to meet such guidance or projections;

•        whether securities analysts initiate or maintain coverage of us, changes in estimates by analysts who follow us, or our failure to meet such estimates or investor expectations;

•        recruitment, retention, or departure of key executives, technical personnel, or other key employees;

•        changes in general market, financial, economic, and political conditions, including inflation, interest rates, and recession risks affecting cross-border e-commerce demand;

•        fluctuations in transportation and logistics costs and capacity (including ocean freight, drayage/trucking, and last-mile delivery), fuel price volatility, peak season surcharges, and carrier rate adjustments;

•        changes in trade policies, tariffs, customs and import/export compliance requirements, or supply chain disruptions arising from geopolitical events;

•        operational disruptions, performance issues, or changes in relationships with third-party warehouses, logistics providers, or carriers;

•        actual or perceived quality, reliability, and security of our platform and integrations, and the timing and market acceptance of new products and features;

•        announcements by us or our competitors regarding significant product developments, business models, pricing, or partnership strategies;

•        acquisitions, strategic partnerships, joint ventures, significant capital commitments, or financing activities;

•        new laws, regulations, or regulatory interpretations applicable to our business (including data security and privacy, transportation and logistics compliance, and labor and employment matters);

•        lawsuits, regulatory inquiries, threatened claims, settlements, or unfavorable determinations;

•        developments or disputes concerning our technology, intellectual property, or third-party proprietary rights;

•        changes in accounting standards, policies, guidelines, interpretations, or principles;

•        other events or factors resulting from war, terrorism, or other major incidents and responses to such events;

•        the expiration of contractual lock-up or market standoff agreements; and

•        sales of shares of our common stock by us or our stockholders or other transactions that the market may perceive as dilutive.

In addition, the stock markets have experienced, and may continue to experience, extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices may fluctuate in a manner unrelated or disproportionate to operating performance. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we become involved in securities litigation, it could subject us to substantial costs, divert resources and management attention, and harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease covering us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of shares of common stock in this offering, you will experience immediate dilution of $[    ] per share, the difference between the price per

share you pay for our common stock and its pro forma net tangible book value per share as of June 30, 2026. Furthermore, if the underwriters exercise their option to purchase additional shares, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution” for additional information.

Sales of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on shares outstanding as of the date of this prospectus, upon completion of this offering, we will have outstanding a total of [    ] shares of common stock. Of these shares, only the shares of common stock sold in this offering, including the shares under the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately after this offering. Each of our officers, directors, and stockholders owning 5% or more of our outstanding common stock has entered into a lock-up agreement with the underwriters that restricts the ability to sell or transfer such shares. The lock-up agreements pertaining to this offering will expire [six months] from the [closing] of this offering. However, our underwriters may, in their sole discretion, permit our officers, directors, and stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, up to an additional [    ] shares of common stock will be eligible for sale in the public market, approximately [    ] of which are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act.

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may from time to time offer and sell shares of our common stock, convertible securities, or other equity securities in one or more transactions. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described below in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We currently anticipate that for the foreseeable future we will retain all of our future earnings for the development, operation and growth of our business, and for general corporate purposes. Any future determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our executive officers, directors, and principal stockholders will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

As of the date of this prospectus, our executive officers, directors, and five percent or greater stockholders owned in the aggregate approximately 81.89% of our capital stock and, upon completion of this offering, that same group will hold in the aggregate approximately [          ]% of our outstanding voting stock, assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by any members of this group. Although none of our executive officers, directors, or five percent or greater stockholders has agreed, in any form, to act in concert, our Chairman of the Board of Directors and our Chief Financial Officer are spouses and collectively own approximately 41.12% of our outstanding voting stock as of the date of this prospectus and will collectively own approximately [    ]% of our outstanding voting stock upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

As a result, these stockholders will continue to have the ability to influence us through this ownership position even if they do not purchase any additional shares in this offering. For example, these stockholders may be able to exercise significant influence over elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We are an emerging growth company, and we intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. We will remain an emerging growth company until the earliest to occur of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the last day of the fiscal year ending after the fifth anniversary of the date of the completion of this offering; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (4) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•        being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•        reduced disclosure about executive compensation arrangements; and

•        exemptions from the requirements to obtain a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We may take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Provisions in our corporate charter documents and bylaws and under Nevada law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated articles of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following:

•        our Board of Directors has the right to elect directors to fill a vacancy created by the expansion of our Board of Directors or the resignation, death, or removal of a director, which will prevent stockholders from being able to fill vacancies on our Board of Directors; and

•        our Board of Directors is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management or members of our Board of Directors.

In addition, we are subject to Nevada’s statute on combinations with interested stockholders (Nevada Revised Statutes, as amended (“NRS”) Sections 78.411–.444), which prohibits us from entering into a “combination” with an “interested stockholder” for up to four years, unless certain conditions are met (such as, in some circumstances, approval by our Board of Directors before such person became an interested stockholder, or by both our Board of Directors and a supermajority of the disinterested stockholders). Under the statute, an interested stockholder is a person who beneficially owns (or, if one of our affiliates or associates, did, within the prior two years, beneficially own) stock with 10% or more of the corporation’s voting power. The inability of an interested stockholder to pursue the types of combinations restricted by the statute could discourage, delay or prevent a merger, acquisition or other change in control of our company.

Finally, a person acquiring a significant proportion of our voting stock could be precluded from voting all or a portion of such shares under Nevada’s “control share” statute (NRS Sections 78.378–.3793), which prohibits an acquirer of stock, under certain circumstances, from voting its “control shares” of stock acquired up to 90 days prior to crossing certain ownership threshold percentages, unless the acquirer obtains approval of the disinterested stockholders or unless the issuing corporation amends its articles of incorporation or bylaws within 10 days of the acquisition to provide that the “control share” statute does not apply to the corporation or the types of existing or future stockholders. If the voting rights are not approved, the statute would allow us to call all of such control shares for redemption at the average price paid for such shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “likely,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $[    ] million, based on an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses. If the underwriters exercise their option to purchase additional shares of our common stock in full, we estimate that our net proceeds would be approximately $[    ] million, after deducting the estimated underwriting discount and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $[    ] per share would increase (decrease) the net proceeds that we receive from this offering by approximately $[    ] million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $[    ] million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discount.

We intend to use the net proceeds that we receive from this offering for the following purposes:

•        Approximately $[    ] million, or 50% of the net proceeds, for technology infrastructure and AI development, including system enhancements and AI-driven capabilities;

•        Approximately $[    ] million, or 25% of the net proceeds, for potential strategic acquisitions or investments aligned with the Company’s long-term growth strategy. As of the date of this prospectus, we have not identified any specific acquisition targets;

•        Approximately $[ ] million, or 5% of the net proceeds, for marketing and sales activities, including customer acquisition, brand development, marketing initiatives, and sales expansion; and

•        Approximately $[    ] million, or 20% of the net proceeds, for working capital and general corporate purposes, including operations, business development, personnel expansion, partner network enablement, and building up an in-house fulfillment service team.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. Instead, we anticipate that most, if not all, of our available funds and earnings for the foreseeable future will be used for the development, operation and growth of our business. We are organized under the Nevada Revised Statutes (the “NRS”), which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities. Any determination by our board of directors to pay dividends in the future to stockholders will be dependent upon our results of operations, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions, and any other factors deemed appropriate by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and short-term investments and capitalization as of June 30, 2026 on:

•        an actual basis; and

•        a pro forma basis to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	June 30, 2026
	Actual	Pro Forma(1)
Cash and cash equivalents	$6,021,998	$
Short term debts	$7,250,876		$—
Long term debts	—
Stockholders’ equity:
Common stock, par value $0.0001 per share; 100,000,000 shares authorized, 23,750,000 shares issued and outstanding, actual; shares authorized, [ ] shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2,375
Contribution receivables	(2,375)
Additional paid-in capital	—
Retained earnings	1,773,754
Total stockholders’ equity	1,773,754
Total capitalization	$9,024,630	$

____________

(1)      The pro forma information below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents, and short-term investments, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash, cash equivalents, and short-term investments, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $          million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted amount of each of cash, cash equivalents, and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $          million, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and we would have shares of our common stock issued and outstanding, pro forma as adjusted.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of June 30, 2026, was approximately $1.4 million, or $0.06 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2025.

Pro forma as adjusted net tangible book value per share reflects the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses. Our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $[    ] million, or $[    ] per share. This amount represents an immediate increase in pro forma net tangible book value of $[    ] per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $[    ] per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2026		$0.06
Increase in pro forma net tangible book value per share attributable to new investors purchasing in this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[    ] and would increase (decrease) dilution per share to investors in this offering by $[    ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $          and would decrease (increase) dilution per share to investors by $[    ], assuming that the assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $[    ] per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $[    ] per share of our common stock.

The following table presents, on a pro forma as adjusted basis as described above, as of December 31, 2025, the differences between our existing stockholders and new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by new investors purchasing shares in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,750,000%		$	%	$
Investors in this offering
Totals		100.0%		$100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $          million and increase (decrease) the percent of total consideration paid by new investors by          %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own          % and our new investors would own          % of the total number of shares of our common stock outstanding upon the completion of this offering.

INDUSTRY

The following analysis of the U.S. warehousing and last-mile delivery sectors are based on the publicly available information, highlighting the considerable market opportunities driven by the fast growth of e-commerce. However, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this analysis and the management’s expectations.

U.S. Warehousing Market: The Backbone of E-Commerce

The warehousing market is the backbone of the e-commerce supply chain, providing the critical infrastructure for storing, managing, and fulfilling online orders. The demand for modern, strategically located, and technologically advanced warehousing facilities is at an all-time high.

Technology Trends in Warehousing

The warehousing industry is undergoing increased adoption of automation and data-driven technologies. Industry participants are deploying solutions such as warehouse management systems, automated storage and retrieval systems, and analytics tools to improve inventory accuracy, throughput efficiency, and labor utilization. While these technologies may improve operational performance, adoption levels vary by facility size, capital availability, and integration complexity.

•        Smart Warehousing:    Smart warehouses leverage technologies such as AI, internet of things (“IoT”), and robotics to optimize operations, improve efficiency, and reduce costs.

•        Automation and Robotics:    Autonomous Mobile Robots, automated storage and retrieval systems, and robotic picking solutions are being deployed to automate repetitive tasks, increase accuracy, and improve worker safety.

•        Data Analytics and AI:    Advanced analytics and AI platforms are used for demand forecasting, inventory optimization, and process mining, enabling data-driven decision-making and continuous improvement.

U.S. Last-Mile Delivery Market: The Final Frontier

Last-mile delivery, the final step in the e-commerce supply chain, is a critical and complex component that directly impacts customer satisfaction. The demand for faster, more efficient, and cost-effective last-mile solutions is a major focus for e-commerce retailers and logistics providers.

Market Size and Growth:

The U.S. market represents a significant portion of this global demand, driven by the high volume of e-commerce transactions and consumer expectations for rapid delivery.

Technology Trends in Last-Mile Delivery:

Technology is playing a pivotal role in addressing the challenges of last-mile delivery, including high costs, traffic congestion, and delivery inefficiencies.

•        Autonomous Delivery:    The autonomous last-mile delivery market includes the use of autonomous ground vehicles and delivery drones to automate the final leg of the delivery process.

•        Route Optimization:    AI-powered route optimization software is used to plan the most efficient delivery routes, taking into account real-time traffic, weather conditions, and delivery windows.

•        Real-Time Tracking and Visibility:    IoT sensors and GPS technology provide real-time tracking and visibility of shipments, allowing both businesses and consumers to monitor the progress of their deliveries.

Market Opportunities for CloudDepots

The confluence of these market trends presents a significant opportunity for CloudDepots to capitalize on its platform. The Company’s key strengths align directly with the needs of the modern e-commerce ecosystem:

•        Integrated Platform:    The Company’s cloud-based logistics solution platform connects e-commerce customers, warehouse operators, and carriers through a centralized workflow, offering services related to order intake, inventory visibility, warehouse coordination, carrier selection, shipping label generation, and shipment tracking.

•        Technology Innovation:    The Company applies data analytics, process mining, and AI-enabled tools to assist customers and internal teams in analyzing logistics data, evaluating product selection opportunities, assessing workflow efficiency, and coordinating delivery execution.

•        Scalable Network:    The nationwide network of third-party fulfillment service providers enables the Company to operates under an asset-light model to provide fast, reliable, and cost-effective delivery services that meet the demands of modern consumers.

The U.S. warehousing and last-mile delivery sectors are in the midst of a profound transformation, driven by the unstoppable growth of e-commerce and the rapid adoption of technology. The market opportunity is immense, and companies that can provide innovative, efficient, and scalable solutions will be well-positioned for success. We believe these industry trends create opportunities for technology-enabled logistics providers that can support flexible, asset-light fulfillment models. CloudDepots expects that its cloud-based logistics solution platform, industry expertise, and established network of third-party fulfillment service providers position it to capitalize on these industry trends and support customers in the evolving digital commerce ecosystem. For additional information, see “Business” beginning on page 46.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with “Summary Consolidated Financial Data” and our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to, those described under “Risk Factors” and included in other portions of this prospectus.

Overview

We are an integrated and logistics solutions provider that arranges the end-to-end delivery of packages to destinations within the United States. We operate an online platform through which customers submit shipment requests, manage orders, and track deliveries. Our integrated shipping and logistics services involve a range of activities required to fulfill each shipment, including order intake, generating shipping labels, preparing required documentation, receiving and staging packages, coordinating carrier pickup, monitoring tracking information, and addressing delivery-related customer service matters.

A core capability of our transportation management system (“TMS”) is the batch retrieval and processing of shipment orders. Based on customer-defined requirements, our TMS can retrieve multiple orders through APIs or other system integrations, validate and process the relevant order data, and transmit structured order information and fulfillment instructions to the applicable warehouse systems. This batch-processing capability reduces the need to prepare shipments through separate, order-by-order manual entry. Our TMS also collects and updates tracking information and supports workflow monitoring, exception identification, shipment-status visibility, and service-quality monitoring. Third-party carriers remain responsible for the physical transportation of packages.

Integrated service and logistic fees are determined based on shipment characteristics such as package weight, dimensions, destination, and carrier selection, with customer inquiries, delivery issues, and claims managed as part of ongoing operations to support timely and reliable delivery.

We began offering an artificial intelligence-based software system on our platform designed to support our customers’ operations in December 2025. The system is offered primarily through a subscription-based model and provides customers with access to a suite of AI-enabled tools delivered through APIs and software analytics services. These tools are designed to assist customers in analyzing logistics data, evaluating product selection opportunities, and integrating data-driven insights into their operational systems.

The system includes a logistics AI API that enables customers to programmatically access logistics-related data and integrate certain automation capabilities into their internal workflows. In addition, we provide AI-enabled product selection tools intended to support product sourcing and merchandising decisions. We also offer a process mining service that applies data analytics and artificial intelligence techniques to evaluate certain operational workflows and provide customers with analytical reports identifying potential process improvements. These services may include usage-based components, such as API call volumes, and are accompanied by technical support for integration and ongoing platform use. Customers subscribing to this service pay a package-based fee that includes a specified level of services, and additional fees are charged for API usage in excess of the applicable package limits.

Key Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

Our Ability to Maintain Our Major Customers

For the six months ended June 30, 2026, our top four customers contributed approximately 55.8% of our total revenue. For the six months ended June 30, 2025, our top three customers contributed approximately 60.1% of our total revenue. For year ended December 31, 2025, our top four customers contributed approximately 58.3% of our total revenue. For year ended December 31, 2024, our largest customer contributed approximately 45.6% of our total revenue. While we strive to maintain our competitive strengths, such as our quality shipping and logistics services, competitive pricing, and quality customer services to maintain our customer base, there is no guarantee that we will continue to maintain our business relationships with these major customers at the same level, or at all. In the event that a significant customer terminates its relationship with us, we cannot assure that we will be able to secure an alternative arrangement with another comparable customer in a timely manner, or at all. Losing one or more of these major customers could adversely affect our revenue and profitability.

Our Ability to Control Costs

Our results of operations are affected by our ability to manage our pricing and margins in relation to costs, including transportation and delivery costs incurred from third-party carriers, as well as overhead cost allocation. Such costs may be subject to factors, including, among other things, fluctuations in wage rates, fuel prices, toll fees, and leasing costs. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are beyond our control. As an asset-light service provider, we seek to manage the impact of these costs through carrier selection, service mix optimization, and pricing strategies. We also incur certain operating expenses, including labor-related costs. Effective cost management has a direct impact on our financial condition and results of operations. Any unexpected increase in these costs, which are subject to factors beyond our control, could adversely impact our profitability. We have adopted, and expect to adopt additional, cost management measures. However, the measures we have adopted or will adopt in the future may not be as effective as expected. If we are not able to effectively manage these costs and adjust our fee rates based on operating costs and market conditions, our profitability and cash flows may be adversely affected.

Our Ability to Provide High-quality Services

Our results of operations depend on our ability to maintain and further enhance our service quality. Together with our network of service providers, we provide high-quality end-to-end delivery services to our customers. If we or our service providers are unable to provide express shipping and logistics services in a timely, reliable, safe, and secure manner, our reputation and customer loyalty could be negatively affected. In addition, if our customer service personnel fail to satisfy customer needs or respond effectively to customer complaints, we may lose potential or existing customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition, and results of operations.

Results of Operations

Comparison of Six Months Ended June 30, 2026 and June 30, 2025

The following tables set forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025	Percentage Change
Revenue	$38,469,364	$22,687,529	69.6%
Revenue – related parties	1,383,370	4,408	31,285.4%
Total revenue, net	39,852,734	22,691,937	75.6%
Cost of revenue	38,733,743	21,958,264	76.4%
Cost of revenue – related parties	39,871	69,213	(42.4)%
Total cost of revenue	38,773,614	22,027,477	76.0%
Gross profit	1,079,120	664,460	62.4%
Selling expenses	187,523	133,848	40.1%
Selling expenses – related parties	—	190,261	(100.0)%
General and administrative expenses	977,623	188,797	417.8%
General and administrative expenses – related parties	160,000	336,173	(52.4)%

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025	Percentage Change
Loss from operations	(246,026)	(184,619)	33.3%
Other income	450,260	321,547	40.0%
Income before income taxes	204,234	136,928	49.2%
Provision for income taxes	115,292	44,564	158.7%
Net income	$88,942	$92,364	(3.7)%

Revenue

Revenue for the six months ended June 30, 2026 and 2025 was approximately $38.5 million and $22.7 million, respectively, representing an increase of approximately $15.8 million, or 69.6%. The increase was primarily attributable to increased demand for our shipping and logistics services from both new and recurring customers. During the six months ended June 30, 2026, we offered more competitive pricing in response to market conditions, which was intended to acquire new shipment volume from new customers while retaining shipment volume from recurring customers. As a result, our total number of customers increased from 60 customers for the six months ended June 30, 2025 to 67 customers for the six months ended June 30, 2026.

Revenue from related parties for the six months ended June 30, 2026 and 2025 was approximately $1.4 million and approximately $4,000, respectively, representing an increase of approximately $1.4 million. The increase was primarily attributable to an increase in services provided to Maige, Inc., which generated approximately $1.4 million of related-party revenue during the six months ended June 30, 2026. In addition, we began offering customers an artificial intelligence-enabled software system through a subscription-based model designed to support logistics and operational management in December 2025. For the six months ended June 30, 2026, we generated approximately $40,000 of revenue from this subscription-based software offering and initial consulting set up fee.

Cost of revenue

Cost of revenue primarily consists of related transportation costs and service fees incurred in connection with services provided by third-party logistics service providers. Cost of revenue increased by approximately 76.4%, to approximately $38.7 million for the six months ended June 30, 2026, from approximately $22.0 million for the six months ended June 30, 2025. The increase in cost of revenue was generally consistent with the increase in revenue during the same period. Although certain tariff measures were eased or temporarily suspended in February 2026, tariffs remained in effect and continued to impact costs and shipping rate charged by our suppliers. Cost of revenue — related parties for the six months ended June 30, 2026 and 2025 was approximately $40,000 and $69,000, respectively representing a decrease of approximately 42.4%. The decrease was primarily attributable to lower warehouse services, logistics services and staff costs provided by related parties during the six months ended June 30, 2026, compared to the corresponding period in 2025.

Gross profit

Gross profit for the six months ended June 30, 2026 and 2025 was approximately $1.1 million and approximately $0.7 million, respectively, representing an increase of 62.4%. Gross margin for the six months ended June 30, 2026 and 2025 was approximately 2.8% and 2.9%, respectively, representing a decrease of 0.1%. The decrease in gross margin was primarily attributable to market conditions and continued pricing pressure resulting from the increases in tariffs implemented in 2025, which continued to impact the Company during the six months ended June 30, 2026, and were eased or temporarily suspended in February 2026. In order to maintain service revenue levels and remain competitive, we reduced certain services fees charged to customers while continuing to incur similar services fees from our vendors. As a result, our gross margin decreased during the period.

Selling expenses

Our selling expenses consist primarily of advertising & marketing fees, sales commissions, and outsourcing staff costs on delivery-related customer service matters.

Our selling expenses increased by 40.1% to approximately $188,000 for the six months ended June 30, 2026 from approximately $134,000 for the six months ended June 30, 2025. The increase was primarily due to newly incurred sales representative expenses, as we transitioned our sales representative function from outsourced sales service provided by related party to internal sales employees during the current period.

Our selling expenses — related party decreased by 100.0% to nil for the six months ended June 30, 2026 from approximately $0.2 million for the six months ended June 30, 2025. During the six months ended June 30, 2025, our sales commissions were incurred through Yitong Investment Inc., a company owned by Jialin Wu, our Chief Financial Officer, as the sales representatives were employed through this related party. For the six months ended June 30, 2026, we placed sales representatives and sales support personnel under our own payroll. As a result selling expenses incurred through related parties decreased during the current period.

General and administrative expenses

Our general and administrative expenses consist primarily of system and platform management fees, outsourcing staff costs on administrative matters, office supplies, rent, utilities, professional fees and other administrative functions necessary to support business operations.

Our general and administrative expenses increased by 417.8% to approximately $1.0 million for the six months ended June 30, 2026 from approximately $0.2 million for the six months ended June 30, 2025. The increase in general and administrative expenses was mainly due to an approximately $0.7 million increased in payroll expense. This increase resulted from the Company transitioning certain functions that were previously provided through related- party arrangements to employees under our own payroll, including accounting services, management services, and other general and administrative support services that were recorded as general and administrative expenses — related party for the six months ended June 30, 2025. In addition, approximately $0.3 million increased in accounting and auditing services fees was due to professional services incurred in connection with the Company’s preparation for its proposed initial public offering.

Our general and administrative expenses — related party decreased by 52.4% to approximately $0.2 million for the six months ended June 30, 2026 from approximately $0.3 million for the six months ended June 30, 2025. Our system and platform management fees and outsourcing staff costs on administrative matters were incurred through Yitong Investment Inc., a company owned by Jialin Wu, our Chief Financial Officer, as the staff were employed through this related party for the same period in 2025. For the six months ended June 30, 2026, certain general and administrative functions, including accounting and support services, were performed by employees under the Company’s own payroll, which reduced outsourcing expenses that were provided by related party in the current period.

Other income

We recorded other income of approximately $0.5 million for the six months ended June 30, 2026, as compared to approximately $0.3 million for the six months ended June 30, 2025, an increase of 40.0%. The increase in other income was mainly due to we had more credit card usage to pay our vendors with more credit card cash bank, in addition to higher dividend income earned from investments in U.S government money market funds for the six months ended June 30, 2026 as compared for the six months ended June 30, 2025.

Provision for income taxes.

We recorded income tax expenses of approximately $0.1 million for the six months ended June 30, 2026, as compared to approximately $45,000 for the six months ended June 30, 2025, representing an increase of 158.7%. The increase was primarily attributable to higher taxable income during the six months ended June 30, 2026. In addition, income tax expense for the current period included approximately $58,000 of prior-year income tax return adjustments and interest and penalties related to prior tax years. Interest and penalty on income taxes were $6,000 for the six months ended June 30, 2025, resulting from the late payment on income tax estimates as compared to nil for the six months ended June 30, 2026.

Net income

Net income decreased by approximately $3,000, or 3.7%, to approximately $89,000 for the six months ended June 30, 2026, from approximately $92,000 for the six months ended June 30, 2025, reflecting the combined impact of the changes in our results of operations discussed above.

Comparison of Years Ended December 31, 2025 and December 31, 2024

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Percentage Change
Revenue	$56,969,536	$59,226,365	(3.8)%
Cost of revenue	55,156,419	55,273,116	(0.2)%
Gross profit	1,813,117	3,953,249	(54.1)%
Selling expenses	24,673	462,197	(94.7)%
Selling expenses – related parties	322,338	1,309,223	(75.4)%
General and administrative expenses	294,410	695,711	(57.7)%
General and administrative expenses – related parties	703,898	967,365	(27.2)%
Income from operations	467,798	518,753	(9.8)%
Other income, net	680,309	630,255	7.9%
Income before income taxes	1,148,107	1,149,008	(0.1)%
Provision for income taxes	327,528	362,208	(9.6)%
Net income	$820,579	$786,800	4.3%

Revenue

Revenue for the years ended December 31, 2025 and 2024 was approximately $57.0 million and $59.2 million, respectively, representing a decrease of approximately 3.8%. The decrease in revenue was primarily attributable to reduced demand for our shipping and logistics services from our recurring customers following increases in U.S. tariffs implemented in 2025, which increased the cost of imported goods and adversely affected our recurring customers’ purchasing volumes.

In response to these market conditions, the average service fee per shipment for our integrated shipping and logistics services decreased from approximately $24.28 in 2024 to approximately $21.55 in 2025. The decrease, together with changes in shipment volume and service mix, contributed to the decline in revenue.

However, the decline in revenue was offset by the increase of our shipment volume, from approximately 2.4 million shipments in 2024 to approximately 2.6 million shipments in 2025, as we acquired new shipment volume from our new customers while retaining shipment volume from our recurring customers. Our total number of customers increased from 60 customers in 2024 to 76 customers in 2025.

In addition, we began offering customers an artificial intelligence-enabled software system through a subscription-based model designed to support logistics and operational management in December 2025. Furthermore, during the second quarter of 2026, we began offering customers our fulfillment services and generated approximately $47,000 of revenue for the six months ended June 30, 2026.

Cost of revenue

Cost of revenue primarily consists of related transportation costs and service fees incurred in connection with services provided by third-party logistics service providers. Cost of revenue decreased by approximately 0.2%, to approximately $55.0 million for the year ended December 31, 2025, from approximately $55.2 million for the year ended December 31, 2024. The decrease in cost of revenue was generally consistent with the decline in revenue during the same period and primarily reflected reduced demand for our shipping and logistics services following the imposition of U.S. tariffs in early 2025, which adversely affected purchasing activity among certain of our customers. The decrease in cost of revenue was offset by the same shipping rate charged by our suppliers.

Gross profit

Gross profit for the years ended December 31, 2025 and 2024 was approximately $1.8 million and approximately $4.0 million, respectively, representing a decrease of 54.1%. Gross margin for the years ended December 31, 2025 and 2024 was approximately 3.2% and 6.7%, respectively, representing a decrease of 3.5%. The decrease in gross margin was mainly affected by the tariff imposition in early 2025 as explained above. Following the increases in U.S. tariffs implemented in 2025, we lowered our services fees to maintain our services revenue level while paying for the same services fee to our vendors, which led to the decrease in our gross margin.

Selling expenses

Our selling expenses consist primarily of advertising & marketing fees, sales commissions, and outsourcing staff costs on delivery-related customer service matters.

Our selling expenses decreased by 94.7% to approximately $25,000 for the year ended December 31, 2025 from approximately $0.5 million for the year ended December 31, 2024. The decrease in selling expenses is mainly because we were no longer using a marketing company to promote our brand in 2025 as compared to the same period in 2024 that we incurred such expenses for approximately $0.3 million. We did not believe the result of the marketing campaign that we used had met our marketing goal. As a result, we discontinued using such marketing services in 2025.

Our selling expenses — related party decreased by 75.4% to approximately $0.3 million for the year ended December 31, 2025 from approximately $1.3 million for the year ended December 31, 2024. Our sales commissions were incurred through Yitong Investment Inc., a company owned by Jialin Wu, our Chief Financial Officer, as the sales representatives were employed through this related party. The decrease in selling expenses — related party is mainly because approximately $1.0 million of lower commissions earned by these sales representatives as a result from the decrease in services fees profit margin. We expect our sales commissions incurred to our related party will be lower as these sales representatives will be under our own payroll in 2026. Our overall sales commissions will fluctuate with our sales volumes and sales prices being charged to our customers and we expect our overall sales commissions will be at the similar level as compared to 2025.

General and administrative expenses

Our general and administrative expenses consist primarily of system and platform management fees, outsourcing staff costs on administrative matters, office supplies, rent, utilities, professional fees and other administrative functions necessary to support business operations.

Our general and administrative expenses decreased by 57.7% to approximately $0.3 million for the year ended December 31, 2025 from approximately $0.7 million for the year ended December 31, 2024. The decrease in general and administrative expenses was mainly due to the decrease in provision for credit losses of approximately $0.3 million on our accounts receivable as we had better manage our accounts on credit with our customers.

Our general and administrative expenses — related party decreased by 27.2% to approximately $0.7 million for the year ended December 31, 2025 from approximately $1.0 million for the year ended December 31, 2024. Our system and platform management fees and outsourcing staff costs on administrative matters were incurred through Yitong Investment Inc., a company owned by Jialin Wu, our Chief Financial Officer, as the staff were employed through this related party. The decrease in general and administrative expenses — related party was mainly due to approximately $0.1 million decrease in system and platform management fees as we had more customers using a different platform that we subscribed through other third parties with lower costs. The decrease in general and administrative expenses — related party was also due to an approximately $0.1 million decrease in rent expenses, as we relocated our corporate headquarters and leased less spaces in 2025.

Other income (expense), net.

We recorded other income of approximately $0.7 million for the year ended December 31, 2025, as compared to approximately $0.6 million for the year ended December 31, 2024, an increase of 7.9%. The increase in other income was mainly due to we had more credit card usage to pay our vendors with more credit card cash bank in 2025 as compared to the same period in 2024.

Provision for income taxes.

We recorded income tax expenses of approximately $0.3 million for the year ended December 31, 2025, as compared to approximately $0.4 million for the year ended December 31, 2024, a decrease of 9.6%. The decrease in provision for income taxes was mainly because we incurred approximately $41,000 interest and penalty on income taxes for the year ended December 31, 2024, resulted from the late payment on income tax estimates as compared to approximately $6,000 for the year ended December 31, 2025. The decrease in provision for income taxes was slightly offset by the increase in the current period provision for income taxes resulted from the slight increase of taxable income.

Net income

Net income increased by approximately $34,000, or 4.3%, to approximately $0.8 million for the year ended December 31, 2025, from approximately $0.8 million for the year ended December 31, 2024, reflecting the combined impact of the changes in our results of operations discussed above.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, we had cash of approximately $6.0 million and $7.8 million, respectively, which primarily consists of bank deposits, which are unrestricted as to withdrawal and use. As of June 30, 2026, our working capital and retained earnings approximately $1.2 million and $1.8 million, respectively, compared to approximately $1.3 million and $1.7 million, respectively, as of December 31, 2025. For the six months ended June 30, 2026 and 2025, our operating cash (outflow) inflow was approximately $1.6 million and $0.3 million, respectively. For the fiscal years ended December 31, 2025 and 2024, our positive operating cash inflow was approximately $3.9 million and $4.8 million, respectively.

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2026	2025	2025	2024
	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,662,047)	345,270	3,899,314	4,797,050
Net cash used in investing activities	(15,480)	(231,687)	(231,687)	—
Net cash (used in) provided by financing activities	(78,175)	413,193	2,119,064	(3,800,000)
Net change in cash and cash equivalents	(1,755,702)	526,776	5,786,691	997,050
Cash, at the beginning of period	7,777,700	1,991,008	1,991,008	993,958
Cash, at the end of period	6,021,998	2,517,784	7,777,700	1,991,008

Operating Activities

Net cash used in operating activities was approximately $1.7 million for the six months ended June 30, 2026, as compared to net cash provided by operating activities of approximately $0.3 million for the six months ended June 30, 2025.

For the six months ended June 30, 2026, net cash used in operating activities was attributed to increased in accounts receivables of approximately $0.7 million as higher volume of logistics services provided on credit during the period, increased in accounts receivable — related parties of approximately $0.2 million, decreased in customer deposits of approximately $0.9 million, decreased in other payables of approximately $0.6 million, decreased in other payables — related party of approximately $0.3 million, decreased in income tax payable of approximately $0.6 million, offset by net income of approximately $0.1 million and increased in accounts payables of approximately $1.5 million.

For the six months ended June 30, 2025, net cash provided by operating activities was attributed to net income of approximately $92,000, decreased in accounts receivable of approximately $1.4 million, offset by decreased in accounts payable of approximately $0.9 million, decreased in other payables — related parties of approximately $0.3 million.

Net cash provided by operating activities was approximately $3.9 million for the year ended December 31, 2025, as compared to net cash provided by operating activities of approximately $4.8 million for the year ended December 31, 2024.

For the year ended December 31, 2025, net cash provided by operating activities was attributed to net income of approximately $0.8 million, decreased in accounts receivables of approximately $0.9 million as we better managed our collections, increased in accounts payable of approximately $0.9 million, increased in other payables of approximately $0.5 million, increased in customer deposits of approximately $0.9 million, and increased in tax payables of approximately $0.3 million, offset by decreased in other payables — related parties of approximately $0.3 million and increased in prepaid expenses and other current assets of approximately $0.2 million.

For the year ended December 31, 2024, net cash provided by operating activities was attributed to net income of approximately $0.8 million, increased in accounts payable of approximately $2.2 million, increased in other payables — related parties of approximately $1.6 million, increased in customer deposits of approximately $1.1 million, and increased in tax payables of approximately $0.3 million, offset by increased in accounts receivable of approximately $1.5 million.

Investing Activities

Net cash used by investing activities was approximately $15,000 for the six months ended June 30, 2026, as compared to approximately $0.2 million for the six months ended June 30, 2025.

Net cash used in investing activities for the six months ended June 30, 2026, primarily consisted of payments for leasehold improvements of approximately $13,000 and payments for intangible asset of approximately $2,000 for the purchase of a trademark.

Net cash used in investing activities for the six months ended June 30, 2025, consisted of payments for long-term investment of approximately $0.2 million and approximately $0.1 million for leasehold improvements.

Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2025, as compared to no investing activities for the year ended December 31, 2024.

Net cash used in investing activities for the year ended December 31, 2025 consisted of payment of an investment in the amount of approximately $0.2 million for a 7.5% equity interest of an investee, and payment of approximately $0.1 million for leasehold improvements.

We had no investing activities for the year ended December 31, 2024.

Financing Activities

Net cash used in the financing activities was approximately $78,000 for the six months ended June 30, 2026, as compared to net cash provided by financing activities of approximately $0.4 million for the six months ended June 30, 2025.

Net cash used in financing activities for the six months ended June 30, 2026, consisted of payments for deferred offering costs in the amount of approximately $0.2 million, offset by loan repayments from related parties in the amount of approximately $0.2 million.

Net cash provided by financing activities for the six months ended June 30, 2025, consisted of loan repayments from related parties in the amount of approximately $0.7 million, offset by loans to related parties in the amount of approximately $0.3 million.

Net cash provided by the financing activities was approximately $2.2 million for the year ended December 31, 2025, as compared to net cash used in financing activities of approximately $3.8 million for the year ended December 31, 2024.

Net cash provided by financing activities for the year ended December 31, 2025, consisted of loan repayments from related parties in the amount of approximately $2.6 million, offset by loans to related parties in the amount of $0.4 million and payments for deferred offering costs in the amount of approximately $0.1 million.

Net cash used in financing activities for the year ended December 31, 2024 consisted of loans to related parties in the amount of $3.8 million.

Quantitative and Qualitative Disclosure about Market Risks

As a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, we are not required to provide this information.

Critical Accounting Estimates

The consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting estimates that are critical to the preparation of the consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe that the critical accounting estimates, assumptions, and judgments that have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We primarily generate revenue from the shipping and logistics service fees charges to customers for arranging and controlling the end-to-end delivery of package. Each shipment is considered a single performance obligation, starting at the point of pickup and ending at the final destination. We recognize revenue over time as the services are performed, because the customer simultaneously receives and consumes the benefits provided by our performance as the goods move toward their destination. Revenue is allocated between reporting periods based on the relative transit time completed at the period end as a percentage of the total estimated transit time for each shipment. Measuring revenue in transit requires significant judgment and estimation of the total transit time for thousands of active shipments. If tracking data is unavailable for certain routes, we may use historical averages for transit duration to estimate the pro-rata transit time. Direct costs related to in-transit shipments, such as third-party carrier fees, are also estimated and recognized as incurred to match the related revenue. Any material adjustments resulting from changes in these transit estimates are recognized in the period the shipment is completed.

Allowance for credit losses

We maintain an allowance for credit losses to reduce our accounts receivable to the net amount we expect to collect. This allowance is a significant estimate because it requires us to make assumptions about future economic conditions and the ability of our customers to make required payments. We pool our receivables based on similar risk characteristics, such as customer industry, geographic location, and aging profile. For each pool, we use a provision matrix that begins with historical loss rates. We analyze historical write-off data over the past three years to establish a baseline loss rate for each aging category. We also adjust historical rates based on current conditions and reasonable and supportable forecasts. This includes analyzing macroeconomic indicators such as GDP growth, regional unemployment rates, and specific industry outlooks for our largest customers. For customers with known financial distress or those involved in bankruptcy proceedings, we evaluate the receivable individually for impairment rather than using the pooled matrix.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included in this prospectus, for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

BUSINESS

Our Mission

Our mission is to transform logistics supply chain operations by combining AI-driven intelligent solutions to help customers improve fulfillment performance, inventory management, and operational scalability.

Our Vision

To build an AI-powered logistics solutions platform that connects fulfillment operations with data-driven intelligence to support efficient, resilient, and scalable commerce operations.

Overview

We are a technology-enabled logistics solutions service provider that connects merchants, warehouses, and carriers through data-driven software systems to support end-to-end package delivery within the United States. Our business model is designed to optimize customers’ supply chain operations and enable scalable operations across multiple geographic regions through a distributed network of warehouses and carriers operated by third-party business partners, which facilitates regional inventory positioning and flexible fulfillment execution. This distributed network helps reduce delivery times, optimize shipping costs, and support expedited and two-day delivery capabilities in key domestic markets.

Since 2022, we have operated an order coordination platform based on an ERP system licensed from Yitong Investment Inc., a company owned by Jialin Wu, our Chief Financial Officer, and a transportation brokerage system licensed from an unrelated third party, which integrates analytics and software-based process automation. In 2026, we deployed our current, self-developed platform that integrates directly into customer workflows, enabling order intake, inventory management, order routing, picking, packing, shipping, returns management, and last-mile delivery coordination through a centralized interface. These capabilities build upon our existing data-driven systems and analytics framework and help enhance regional demand forecasting, inventory optimization, and fulfillment performance analysis. We will continue to operate the legacy platform for existing customers but intend to phase it out as they deplete their inventory, after which the ERP license will no longer be required, while maintaining use of the licensed transportation brokerage system to support our current platform.

While we do not have any subsidiaries, operations, assets, or employees in the PRC, a significant portion of our revenue is derived from customers based in China. For the six months ended June 30, 2026 and for the years ended December 31, 2025 and 2024, 32.89%, 36.4% and 18.6%, respectively of our total revenue were derived from PRC-based customers. As a result, our business may be exposed to economic, political, regulatory, and market risks associated with China. See “Risk Factors — Risks Related to Economics and Geopolitics — China’s economic, political, and social conditions, as well as governmental policies, could affect the business environment and economic conditions in China, which may result in an adverse impact on the demand for our services, potentially harming our financial condition and operating results.”

Our Business Model

We provide technology-enabled logistics solutions to our customers, designed to improve fulfillment speed, accuracy, and visibility while supporting scalable, multi-region operations. Our asset-light model does not involve ownership or operation of warehouses, shipping nodes, or carriers.

Through our platform, authorized platform users are able to coordinate the end-to-end delivery of packages. The platform integrates key activities, including order processing, shipment preparation, warehousing operations, carrier coordination, tracking, and delivery-related customer service, into a unified workflow, allowing customers to execute these activities directly, often via ERP system or API integrations, while we provide the underlying infrastructure, processing capabilities, and operational support as needed.

A core capability of our transportation management system (“TMS”) is the batch retrieval and processing of shipment orders. Based on customer-defined requirements, our TMS can retrieve multiple orders through APIs or other system integrations, validate and process the relevant order data, and transmit structured order information and fulfillment instructions to the applicable warehouse systems. This batch-processing capability reduces the need to prepare shipments through separate, order-by-order manual entry. Our TMS also collects and updates tracking information and supports workflow monitoring, exception identification, shipment-status visibility, and service-quality monitoring. Third-party carriers remain responsible for the physical transportation of packages.

In a typical transaction, when a U.S. consumer places an order with one of our e-commerce customers, order information is transmitted to the customer’s ERP system, which consolidates data from various sales channels. With the customer’s authorization, this information is then transmitted to our platform, which is compatible with most ERP systems used by our customers, and subsequently processed through our warehouse management and transportation management systems, although specific workflows may vary depending on customer integration.

Key capabilities of our platform include:

•        Shipping route and carrier selection optimization based on cost, delivery time, and operational constraints;

•        Warehouse management enablement tools for inventory tracking, order fulfillment, and operational efficiency; and

•        Transportation management system functionality for shipment execution and performance monitoring.

We evaluate available shipping options and determine the most efficient and cost-effective delivery method to the end consumer. Our logistics solutions include:

•        Carrier and service option recommendation.    Based on shipment attributes, such as weight, dimensions, destination zone, and delivery requirements, and configured shipping rules and commercial terms, we generate recommended carrier and service options for outbound parcels.

•        Shipment documentation and batch processing.    Through APIs and other system integrations, our TMS can receive and process shipment orders in batches and generate or export the required shipping labels, tracking identifiers, and tender documentation through a centralized system workflow. This capability supports the timely preparation and tendering of shipments and reduces the need for order-by-order manual processing. These capabilities are integrated into our TMS workflow and support the preparation, processing, and management of shipments under our integrated shipping and logistics services.

•        Pickup and tender coordination.    Our TMS uses order and shipment data to provide more precise estimates of anticipated shipment volumes and transportation-capacity requirements. These system-generated estimates help platform users plan shipment preparation and pickup schedules more effectively. Third-party carriers perform pickup and physical transportation.

•        Tracking visibility and event monitoring.    Providing shipment tracking visibility, status updates, and operational dashboards using carrier data feeds and system integrations.

•        Exception handling and customer support.    Supporting issue resolution workflows for delivery exceptions, such as address corrections, delivery delays, or claims handling, including communications with carriers where appropriate.

•        Billing, reconciliation, and reporting.    Providing shipment-level reporting and periodic summaries and supporting reconciliation of charges in accordance with agreed commercial terms.

To strengthen value proposition for our customers, in the second quarter of 2026, we have begun two additional business initiatives.

Fulfillment Services

During the second quarter of 2026, we began offering e-commerce customers our fulfillment services and generated approximately $47,000 of revenue for the six months ended June 30, 2026. The fulfillment services business is intended to complement our existing warehouse operation support by providing e-commerce customers with greater flexibility in inventory placement and order fulfillment. By leveraging our certified warehouse network and matching e-commerce customers with a fulfilment warehouse based on their inventory allocation, order requirements, and delivery destinations, we seek to improve the efficiency and timeliness of the fulfillment process while supporting the operational needs of our customers.

Autonomous Forklift and Mobile-Robot Orchestration

In June 2026, we began developing and testing a software-based autonomous forklift and mobile-robot orchestration capability for warehouse operators. This initiative represents a newly developed area of our business and is focused on providing a software control, scheduling and orchestration layer rather than manufacturing or selling robotic hardware. The system is being designed to receive and prioritize warehouse tasks, dispatch and coordinate compatible forklifts and mobile robots based on operating conditions and task requirements, and facilitate the organization and movement of inventory within a warehouse environment.

During non-peak operating periods, the system may direct compatible autonomous forklifts or mobile robots to pre-stage inventory that is expected to be required for the following day’s fulfilment activities. We are also evaluating the use of robot-mounted cameras as an additional source of visual information, which may enable a robot to be directed to a specific location to perform a remote visual inspection, subject to customer authorization, technical feasibility and applicable operational requirements.

As of the date of this prospectus, this business initiative remains in the early commercial stage. We have not generated any revenue yet. We expect that development and commercialization will require additional investment in software development, testing, integration and customer deployment. There can be no assurance that it will generate material revenue in the future.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Value proposition to Customers of Logistics Solutions

Integrated End-to-End Delivery Management

We coordinate the delivery lifecycle from warehouse pickup through last-mile delivery to end consumers. By supporting warehouse coordination, carrier selection, documentation, tracking, and delivery oversight within a single service offering, we reduce operational complexity for customers and limit the need to manage multiple service providers.

System-Enabled Workflow Integration Designed to Reduce Manual Processes

Through integrations with customer systems and major e-commerce marketplaces, primarily via APIs, shipment data is transmitted into our platform. Using this data, customers utilize our platform to evaluate shipping costs and estimated delivery times by interfacing with third-party carrier systems or rate structures. Based on predefined criteria, such as cost efficiency, delivery speed, and other customer-specific requirements, the platform supports the selection of appropriate shipping options and the generation of shipping labels and related documentation. These workflows are designed to improve processing efficiency and reduce manual handling and error risk, although outcomes may vary depending on customer adoption and configuration.

Nationwide Coverage and Scalable Service Model

Our distributed warehouse and carrier networks operated by third parties are designed to support nationwide delivery coverage. This structure enables customers to serve diverse geographic markets, accommodate varying shipment volumes, and respond to changes in demand using a single, integrated service model. In addition, our platform and operating framework are designed to support customers with a wide range of shipment profiles, from large enterprises managing bulk shipments to small businesses and individual merchants shipping single parcels. Customers are able to scale logistics activity within the same platform and operational framework as their shipping needs evolve, without the need to adopt multiple systems or engage multiple service providers.

Reliability and Delivery Performance

We coordinate delivery through established and nationally recognized transportation providers and actively monitor shipment progress. Our delivery coordination processes are designed to support consistent service levels, including during periods of elevated demand, while remaining subject to carrier operations and market conditions. For each parcel delivered, these third-party logistics service providers provide tracking numbers, which are transferred to our customers’ ERP systems, so that both our customers and end consumers can track its location at any time.

Standardized Onboarding, Training, and Embedded SOP Execution

We employ standardized onboarding procedures, data interfaces, user permission controls, and training protocols for customers that are warehouse operators designed to support easy implementation. During onboarding, we typically work with these customers to complete data mapping, testing, validation, and personnel training, and to embed key SOP into system-enabled workflows to support consistent execution across facilities.

Centralized Coordination and Exception Handling

We serve as a centralized coordination layer among customers, warehouse operators, and logistics providers, including communications, documentation, tracking visibility, and exception handling. This structure is intended to reduce operational complexity and support service continuity.

Performance Monitoring and Continuous Improvement

We periodically evaluate warehouse operators’ performance across operational metrics and work with business partners to implement process improvements or operational adjustments. Warehouses that demonstrate strong performance may undergo our certification process and become certified warehouses. During the certification process, we evaluate a range of factors, including geographic coverage and demand alignment, operational readiness and facility capabilities, systems integration and data visibility, cost and service economics, and quality, compliance, and safety standards. We also assess scalability and redundancy, as well as business continuity and overall risk profile, to ensure reliable and efficient service delivery.

While third-party warehouses can access our TMS for shipping and other logistics-related services, certified warehouses may also use our warehouse management system to support standardized and data-driven workflows across key warehouse operations, including inbound receiving, put-away, picking, verification, packing, inventory counting, and inventory visibility. Our system also recommends certified warehouses to customers whose operational needs align with the capabilities of those warehouses.

AI-Enabled Software Subscription Services

We began offering an artificial intelligence-based software system on our platform designed to support the customers’ e-commerce and logistics operations in December 2025. The system is offered primarily through a subscription-based model and provides customers with access to a suite of AI-enabled tools delivered through APIs and software analytics services. These tools are designed to assist customers in analyzing logistics data, evaluating product selection opportunities, and integrating data-driven insights into their operational systems.

The system includes a logistics AI API that enables customers to programmatically access logistics-related data and integrate certain automation capabilities into their internal workflows. In addition, we provide AI-enabled product selection tools intended to support product sourcing and merchandising decisions. We also offer a process mining service that applies data analytics and artificial intelligence techniques to evaluate certain operational workflows and provide customers with analytical reports identifying potential process improvements. These services may include usage-based components, such as API call volumes, and are accompanied by technical support for integration and ongoing platform use. Customers subscribing to this service pay a package-based fee that includes a specified level of services, and additional fees are charged for API usage in excess of the applicable package limits.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Data-Driven Platform Integrating Operations and Analytics

Our platform is built on the Amazon Web Services cloud computing infrastructure, which provides scalable computing resources, data storage, and security capabilities. The platform is accessible through a web-based interface, enabling our customers and internal teams to manage logistics and warehousing operations remotely. The cloud-native architecture allows us to deploy updates, configure workflows, and scale system resources in response to operational demand. The platform aggregates operational, transactional, and historical data generated across our network, including order activity, shipment data, inventory levels, and customer transaction information. This data is used to support analytics-driven operational planning and decision-making, including demand forecasting, inventory allocation, and performance monitoring. The platform coordinates shipment scheduling, carrier selection, and status tracking, and provides real-time visibility into order progress for both customers and internal teams.

In addition, the platform includes tools that support data input, event logging, exception handling, and customer support. By consolidating logistics management and analytics within a single platform, we are able to reduce reliance on third-party software systems, streamline workflow coordination, and deploy new features and functionality incrementally as operational requirements evolve.

Flexible Platform Supporting Diverse Shipment Profiles and Customer Needs

Our platform and operating model are designed to support customers with varying shipment volumes, order profiles, and service requirements. We serve customers ranging from higher-volume operators managing multi-warehouse workflows to smaller merchants shipping individual parcels, and we support both parcel and bulk movements through our operating framework.

The flexibility of our platform enables configurable onboarding and workflow management across different customer profiles. These capabilities include order ingestion and integration with major commerce channels, configurable routing rules for warehouse assignment within our warehouse network, carrier selection and label generation through third-party carriers, and role-based dashboards and reporting. This modular configuration allows customers to scale shipment volumes up or down without replacing systems or changing core operating processes.

We believe this flexibility improves operational visibility, fulfillment efficiency, and service consistency across customers with diverse logistics needs.

Extensive Geographic Network with Nationwide Coverage

We maintain a geographically distributed warehouse and logistics network operated by third parties and designed to support customers’ nationwide needs across multiple regions in the United States. Over the past three years, we added seven certified warehouses.

We believe a distributed network structure enhances operational flexibility by enabling inventory to be positioned across regions and orders to be routed to appropriate warehousing and shipping nodes based on configurable rules and near real-time operational visibility. This structure is intended to support service capabilities across the East Coast, West Coast, and Southern regions of the U.S. by positioning inventory closer to end consumers, improving warehousing and logistics performance, and enhancing resiliency by reducing reliance on any single facility. Customers generally contract directly with third-party warehouse operators for warehousing services, and we generally do not recognize revenue from warehousing fees charged by such third-party facilities.

Established Commercial Relationships with Carriers

We maintain commercial relationships with nationally recognized logistics and transportation service providers to support outbound transportation from facilities to end consumers. These relationships support delivery execution across our distributed network and are an important component of our service model.

We track carriers’ performance through system-generated shipment and delivery data, including shipment creation records, scan events, delivery status updates, exception codes, and customer support tickets, to monitor service quality and manage delivery issues.

In addition, based on our shipment data, operational planning processes, and experience coordinating with carriers, we are able to forecast pickup demand and schedule carrier pickups in a manner designed to optimize vehicle load utilization, reduce empty runs, and minimize resource inefficiencies. During peak seasons, we proactively communicate with carriers in advance to secure sufficient pickup capacity and support anticipated volume increases.

While we periodically experience delivery exceptions that are typical in the logistics industry, we did not experience disruptions attributable to these carriers that had a material adverse impact on our business during the six months ended June 30, 2026 and 2025 and the fiscal years ended December 31, 2025 and 2024.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Integrate AI-Enabled Capabilities with Our Platform

Leveraging data accumulated from our operations, our platform is expected to improve forecasting accuracy, identify seasonality and purchasing trends, and support inventory planning and delivery coordination. AI-enabled analytics are also expected to be integrated into existing workflows and dashboards to supplement, rather than replace, human decision-making.

Further Invest in Logistics Technologies to Drive Sustainable Growth

We plan to continue investing in logistics technologies to support the adoption and implementation of advanced tools intended to improve the efficiency, transparency, and scalability of our logistics solutions. Our planned investments are focused on core technologies, including AI, data analytics, and supply chain planning and optimization algorithms, as well as smart systems designed to support shipment tracking, sales forecasting, and real-time data analysis.

We anticipate that these investments will enhance our ability to provide logistics solutions and data-driven insights to customers across a range of industries, including improved inventory planning, more efficient delivery execution, reduced operational costs, enhanced sustainability, and improved customer experience.

In addition, we intend to further enable access to certain aspects of our platform for customers and suppliers in order to support greater digitization and coordination across our operations. We believe that increased platform connectivity will support collaboration and operational efficiency within the broader supply chain ecosystem.

Expand and Diversify Our Customer Base

We plan to develop a digital platform to serve small and medium sized brick-and-mortar retailers who seek to expand their product offerings and access a broader range of inventory while maintaining manageable inventory at their physical locations. The platform is designed to facilitate product discovery and selection, inventory visibility and management, pricing and order fulfillment. The platform is expected to connect through application programming interfaces, or APIs, with our existing products and retailer and supplier systems, including warehouse management systems and transportation management systems. Through these integrations, we intend to enable retail customers to access product and inventory information, establish and manage pricing and coordinate order fulfillment through a centralized platform.

Building on this platform, we also plan to develop AI-assisted space design and product configuration tools to help participating retailers and their end customers design spaces and configure products using products available through the platform. The tools are designed to use customer-provided information regarding a space, together with customer preferences, functional requirements and other specifications, to generate product combinations and potential layout options based on available products.

Participating retailers and their end customers are expected to review and modify the proposed layouts, replace individual products, adjust product configurations and compare alternative solutions. The platform may also display relevant product information, pricing and inventory availability and generate a corresponding product list or order proposal based on the selected design. Where selected products are available within the participating warehouse network, we intend for the platform to coordinate fulfillment based on inventory availability, warehouse location, delivery requirements and other relevant factors.

Expand Our Geographic Coverage

We plan to continue expanding our network presence in key U.S. markets, such as regions near major ports of entry, transportation corridors, and demand hubs, based on customer needs, service requirements, and supplier availability. The timing, location, and scope of any expansion will depend on market conditions, customer demand, and our ability to identify and integrate qualified suppliers.

While we do not have any subsidiaries, operations, assets, or employees in the PRC, a significant portion of our revenue is derived from customers based in China. We intend to continue growing our customer base in China while also seeking to expand into additional international markets over time, and to increase our penetration among customers operating in or targeting the U.S. market.

Standardization

We seek to deliver consistent service quality across business partners by establishing and maintaining standardized operating procedures, system workflows, and performance requirements. Our standardization framework is designed to support scalable operations across different facilities and shipment profiles while improving execution consistency, visibility, and risk controls.

For certified warehouses, we expect to conduct onboarding and periodic operational reviews designed to evaluate process compliance, system integration readiness, and service performance. We also seek to improve execution consistency through issue tracking and corrective action processes, including root-cause analysis of recurring exceptions and targeted workflow adjustments.

Fulfillment Services

In the second quarter of 2026, we began offering customers our fulfillment services and generated approximately $47,000 of revenue for the six months ended June 30, 2026. We plan to continue establishing an in-house fulfillment team that will manage the entire service lifecycle for customers and coordinate with certified warehouses and logistics providers, from initial assessment through warehouse selection, inventory handling, shipping, and last-mile delivery. Under this model, customers would only interact with us acting as the primary point of contact, rather than coordinating separately with warehouse operators and carriers. We believe this integrated approach will simplify operations for customers, improve service consistency, and enable us to expand our revenue opportunities across the entire value chain.

Advertising Module

We are developing advertising module as an integral part of the overall warehouse and logistics management system to optimize our customers’ advertising analytics and campaign management capabilities. The module is designed to provide customers with a centralized view of cross-channel advertising performance and support advertising activities across major digital advertising channels, including Meta, Google, TikTok, and Amazon. We expect to connect customer product-selection insights, regional demand signals, inventory layout, advertising activities, and fulfillment data to coordinate end-to-end fulfillment economics.

Customers

We primarily serve two types of customers: (i) merchants operating online stores and selling products to consumers (the “e-commerce customers”) and (ii) warehouse operators fulfilling orders for their own customers (the “fulfillment customers”).

The e-commerce customers consist primarily of cross-border e-commerce merchants that intend to sell into the U.S. market through a variety of e-commerce marketplaces. These customers typically operate online storefronts targeting U.S. consumers but often lack access to warehousing and logistics resources within the United States. Our fulfillment customers are warehouse operators in the U.S. in need of logistics-related services for their customers. Depending on their operational needs, both types of customers may utilize one or more of our systems, including the enterprise resource planning, transportation management, and warehouse management systems, to support order processing, fulfillment, and delivery coordination.

For the six months ended June 30, 2026, four customers accounted for approximately 17.1%, 14.5%, 12.7% and 11.5% of the Company’s total revenue, respectively. As of June 30, 2026, three customers accounted for approximately 44.4%, 24.1% and 16.9% of the Company’s accounts receivable. For the six months ended June 30, 2025, three customers accounted for approximately 28.9%, 18.5% and 12.7% of the Company’s total revenue. As of December 31, 2025, one customer accounted for approximately 89.4% of the Company’s accounts receivable.

For the fiscal year ended December 31, 2025, four customers accounted for approximately 20.1%, 16.1%, 14.4% and 10.7% of the Company’s total revenue, respectively, and one customer accounted for approximately 89.4% of the Company’s accounts receivable as of December 31, 2025. For the fiscal year ended December 31, 2024, one customer accounted for approximately 45.6% of the Company’s total revenue and approximately 81.2% of the Company’s accounts receivable as of December 31, 2024. No other customer exceeded 10% of the Company’s total revenue during the same period.

Suppliers

Our suppliers are nationally recognized carriers that provide transportation services to support delivery of goods from warehouses to end consumers. For the six months ended June  30, 2026, and the fiscal years ended December 31, 2025 and 2024, FedEx and United Parcel Service Inc. (“UPS”) each represented a significant share of our purchases and, collectively, accounted for a substantial portion of our total purchases.

Agreement with FedEx

In December 2022, YTE entered into a service agreement with FedEx for delivery services. Pursuant to the agreement, which remains effective until terminated by either party, FedEx is required to provide transportation services as indicated in FedEx’s service guide in effect at the time of shipment, at the prices and on the terms set forth in the transportation service agreement. YTE is required to make payment within 15 days of the invoice date unless otherwise provided in a credit term attachment of FedEx. Either party may terminate the agreement immediately upon notice due to the other party’s noncompliance with its terms, or at any time without cause upon 30 days’ prior written notice, unless otherwise stated in the agreement.

Agreement with UPS

In April 2022, YTE entered into a service agreement with UPS for delivery services. Pursuant to the agreement, which remains effective until terminated by either party, UPS is required to provide transportation services as indicated in UPS’s rate and service guide in effect at the time of shipment, at the prices and on the terms set forth in the agreement. YTE is required to make payment in full within the time period required by UPS. Either party may terminate the agreement at any time without cause upon 30 days’ prior written notice, or UPS may terminate the agreement if YTE fails to comply with the terms of the service agreement or if the terms of service are changed.

Technology and Intellectual Property

We maintain internal research and development capabilities focused on the design and implementation of technology solutions for logistics and supply chain operations. Our technical team combines software development experience with industry knowledge and is focused on developing technologies designed to support scalable, reliable, and data-driven warehouse management and logistics workflows. Our technology initiatives are organized around the following areas.

Data-Driven Capabilities

We apply large language model (“LLM”) tools, knowledge base systems, and data processing techniques to support selected logistics and supply chain use cases. Our technology stack includes, among other things, tools for LLM integration and configuration, intelligent query interfaces, content generation and summarization, enterprise knowledge base design, multi-source data integration, text vectorization, similarity search, and multilingual processing. These components are intended to support data accessibility, workflow efficiency, and analytical insights, subject to ongoing development and refinement.

Full Platform Coverage

Our platform is designed to support deployment across multiple operating environments, including web-based interfaces, mobile applications, and other system endpoints. We develop and maintain software components intended to support use across different devices and operating contexts, subject to customer requirements and system configurations.

Our technology stack includes front-end applications, cross-platform desktop tools, mobile application development, backend services, and APIs, as well as integrations supporting device connectivity and data collection where applicable.

Advanced Technology Integration

We utilize IoT and big data analytics to build data-driven intelligent decision-making systems, providing integrated technical solutions for logistics, warehousing, freight, and e-commerce product selection businesses.

Order Intake and Validation

Our platform enables efficient order entry across multiple channels, including web and mobile interfaces, and is designed to perform reliably under high transaction volumes. Customers can entry orders through intuitive, conversational interactions, while the system automatically validates order details to improve accuracy and reduce manual effort. By intelligently matching and processing order information, our platform helps streamline order intake and minimize errors.

Proof of Delivery

Our platform enables delivery personnel to capture comprehensive proof of delivery, including electronic signatures, photographs, location data, and timestamps. This information is securely recorded and stored to support verification and recordkeeping, subject to stipulated retention period, subject to applicable retention periods.

Warehouse Operations

Our platform supports warehouse operators’ operations by improving the accuracy and efficiency of picking, packing, and shipping processes. Data-driven tools help forecast demand and inform inventory planning and replenishment decisions. We also utilize virtual modeling to simulate warehouse operations under various scenarios, enabling better operational planning. In addition, our platform is capable of supporting automated robotic technology as needed during the picking, sorting, and shelving phases.

Cybersecurity

To safeguard system integrity and the data processed through our platform, we primarily utilize the Databricks system for data storage and processing and rely on its built-in encryption, role-based access controls, authentication mechanisms, system updates, and security management features to protect the relevant information and systems.

Intellectual Property

As of the date of this prospectus, we own the domain name https://www.clouddepots.com and have applied to register two trademarks with the U.S. Patent and Trademark Office, which applications are currently pending.

ERP License Agreement

We entered into an ERP license agreement with Yitong Investment Inc., a company 100% owned by our CFO, in 2023 to use its ERP system for a one-year term. The agreement has been renewed on January 1 of each subsequent year and is currently priced at $10,000 per year. Yitong Investment Inc. remains the owner of the ERP system and is required to provide technical support services, while we retain ownership of the data generated through our use of the system. The ERP license agreement is governed by the laws of the State of California, and any disputes will be submitted to a court of competent jurisdiction in California.

Competition

The logistics industry in the U.S. is relatively competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We believe that our ability to compete effectively for customers depends upon many factors, including the quality and variety of services offered in our logistics business, our excellent 24/7 customer support, the efficiency and agility of our platform, and our ability to recruit and retain talents with industry expertise. We believe that we are well-positioned to effectively compete in the logistics industry based on the factors listed above. Some of our current or future competitors, however, may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Business Operations — We face competition from existing competitors and other companies that may enter the market or introduce new solutions in the future. If we are unable to compete effectively, our business, results of operations, and financial condition could be adversely affected.”

Employees

As of the date of this prospectus, we had 8 full-time employees. We entered into employment acknowledgements and confidentiality and inventions agreements with our full-time employees to establish clear terms and expectations of employment and protect our sensitive and confidential information.

The employment acknowledgements stipulate that the employment is at-will in nature with not fixed terms, and the non-exempt employees are offered meal and rest break rights and are required to observe working hours.

The confidentiality and inventions agreements require employees to hold all confidential information in strict confidence, follow cybersecurity and data protection protocol, indemnify the Company against liabilities resulting from breaching the agreements, and all intellectual properties and work product are the properties of the Company unless disclosed upon the commencement of employment. The confidentiality and inventions agreements are governed by the laws of the State of California and are effective during the employment of the employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Governmental Regulations

Our industry is subject to regulation and supervision by several governmental authorities.

We are subject to U.S. federal and state employment laws and regulations applicable to our workforce, including requirements relating to wages and hours, overtime, anti-discrimination and harassment, workplace safety, and workers’ compensation. In addition, labor availability and labor actions affecting third-party warehouse operators or transportation providers may impact service levels and costs, even if we are not directly responsible for those employment practices.

Our services depend in part on third-party carriers and logistics providers. These providers are generally subject to regulations administered by the U.S. Department of Transportation (“DOT”) and the Federal Motor Carrier Safety Administration (“FMCSA”), including requirements relating to carrier operating authority, driver qualifications, vehicle safety and maintenance, hours-of-service rules, and other safety and compliance standards. Changes in these regulations, enforcement practices, or carrier compliance outcomes may affect carrier capacity, service levels, pricing, and the availability of transportation services.

Operations

Our business is subject to various U.S. federal, state, and local laws and regulations relating to, among other matters, sales, warehousing and logistics operations, transportation of goods, financing, insurance, and employment practices. These laws and regulations are administered and enforced by various regulatory authorities. Similar to other logistics service providers, we are required to comply with applicable federal and state employment laws, including those relating to minimum wage, overtime compensation, and anti-discrimination requirements. We are also subject to local zoning ordinances, land use regulations, and building codes that govern facility location and operational safety standards. As of the date of this prospectus, the Company has obtained the business licenses and permits that we believe are required for its current operations. Based on our current understanding of applicable laws and regulations, we do not believe that additional material licenses or approvals are required to conduct our existing operations. However, regulatory interpretations may change, and additional licenses, permits, or approvals may be required in the future. If we are required to obtain additional regulatory approvals or permits and are unable to obtain them in a timely manner, our business operations, financial condition, and results of operations could be adversely affected.

Facilities

Our principal executive offices are located in City of Industry, California, where we lease office space pursuant to a sublease agreement, with an area of approximately 10,000 square feet, with a lease term from January 1, 2026 to December 31, 2026, and annual rent of approximately $240,000. A portion of this space is used from time to time to temporarily store returned goods belonging to our customers, which are held pending further handling in accordance with customer instructions, including relabeling and reshipment or disposal.

As a result of entering into the sublease agreement, we were required to be named as a guarantor under the master lease agreement and executed a guaranty of lease with AN Najarian Property, LLC (the “Landlord”) in connection therewith. The master lease agreement was entered into between Yitong Investment Inc. and the Landlord in January 2025 and commenced on February 1, 2025, for a term of six years at a rate of $279,720 per month. As guarantor under the master lease agreement, we guarantee the obligations of Yitong Investment Inc. thereunder, including payment and performance obligations. The guaranty is continuing and irrevocable and remains effective notwithstanding amendments, renewals, assignments or other modifications to the master lease agreement. The master lease agreement, including the guaranty of lease, is governed by the laws of the State of California, and any litigation arising thereunder shall be brought in the courts located in the County of Los Angeles, California.

We believe that the offices that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

We maintain insurance coverage that management believes is generally consistent with industry practice for our business, including commercial general liability insurance, umbrella/excess liability insurance, and workers’ compensation and employers’ liability insurance. As of the date of this prospectus, we do not maintain directors’ and officers’ liability insurance.

In addition, we provide employee benefit programs for eligible employees, including medical (health), dental, and vision benefits. Management periodically evaluates the adequacy of our insurance coverage and employee benefits and may obtain additional insurance or adjust benefit arrangements as deemed appropriate (including, for example, automobile liability insurance, cybersecurity insurance, or other coverage relevant to our operations). However, we cannot assure that such coverage will be available on commercially reasonable terms or at all.

Seasonality

Our business is subject to seasonal fluctuations, which generally correspond to seasonal patterns in the U.S. e-commerce, logistics, and supply chain industries. With our fiscal year ending on December 31, we have historically generated relatively higher revenue during the third and fourth quarters, which typically coincide with holiday shopping seasons and promotional campaigns by merchants.

Periods of increased seasonal demand may place additional pressure on our warehousing and order fulfillment capacity and may require additional labor, logistics resources, or facility utilization. Conversely, business activity levels are generally lower during the first and second quarters of each year, which may reflect lower consumer spending patterns.

As a result, our financial condition and results of operations may fluctuate from period to period, and such seasonal trends may contribute to volatility in the trading price of our common stock.

Legal Proceedings

From time to time, we may become involved in legal or administrative proceedings arising in the ordinary course of our business, including matters relating to intellectual property rights, alleged violations of third-party licenses or other rights, breach of contract claims, and labor and employment disputes.

As of the date of this prospectus, we are not a party to any legal or administrative proceeding that we believe, based on information currently available to us, is reasonably likely to have a material adverse effect on our business, financial condition, cash flows, or results of operations. However, legal and administrative proceedings are inherently uncertain, and future claims or proceedings could arise that may have a material adverse effect on our business or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Nongwang Lai	49	Director and Chairman of the Board of Directors
Hongkai Wang	31	Director and Chief Executive Officer
Jialin Wu	38	Chief Financial Officer
Wenxing Luo	33	Chief Technology Officer
[ ](1)(2)(3)		Independent Director Appointee*
[ ](1)(2)(3)		Independent Director Appointee*
[ ](1)(2)(3)		Independent Director Appointee*

____________

*        [    ], [    ], and [    ] have accepted appointments to be our directors, effective immediately upon the effectiveness of the registration statement on Form S-1 of which this prospectus is a part.

(1)      Member of the audit committee.

(2)      Member of the compensation committee.

(3)      Member of the nominating and corporate governance committee.

The following is a brief biography of the experience of our directors, director nominees and executive officers:

Mr. Nongwang Lai has served as a Director and the Chairman of the Board of Directors of CloudDepots since January 2026. Mr. Lai has served as the Chairman of the Board of Directors of Y&T E-commerce Inc. since June 2021. He served as the Chief Executive Officer of Y&T E-commerce Inc. from June 2021 to February 2026. He has also been serving as the Chief Executive Officer of Yitong Logistics USA LLC since January 2023. Yitong Logistics USA LLC is a logistics and supply chain management company that provides logistics and transportation coordination and supply chain services for e-commerce and cross-border commerce customers. Between October 2020 and January 2023, Mr. Lai was the Chief Executive Officer of Yitong Investment Inc., a company providing administrative, accounting, system, and staffing services. Mr. Lai received a certificate from the Paul Merage School of Business at the University of California, Irvine.

Mr. Hongkai Wang has served as a Director and the Chief Executive Officer of CloudDepots since February 2026. He previously served as a senior regional manager for Linemart Inc. from February 2014 to February 2026, where he oversaw and coordinated all operational activities in the West Coast region. Linemart Inc. is a logistics, warehousing, and e-commerce fulfillment company. Mr. Wang studied Electronic Engineering from Mt. San Antonio College from 2011 to 2014.

Ms. Jialin Wu has served as the Chief Financial Officer of CloudDepots since January 2026. She has served as the Chief Financial Officer of Yitong Logistics USA LLC since January 2023, where she oversees the company’s financial management, financial reporting, and regulatory compliance. Since June 2021, Ms. Wu has also served as the Chief Financial Officer of Y&T E-commerce Inc. From October 2020 to January 2023, Ms. Wu served as the Chief Financial Officer of Yitong Investment Inc. Ms. Wu received an associate degree in Business Administration from Hunan Science and Technology Vocational College in 2008.

Mr. Wenxing Luo has served as the Chief Technology Officer of CloudDepots since January 2026. He previously served as a Senior Data Engineer at Niagara Bottling, LLC from June 2021 to January 2026. Niagara Bottling, LLC is a beverage manufacturing and bottling company. Mr. Luo received a master’s degree in Information System from Claremont Graduate University in 2021.

Election of Officers and Family Relationships

Our Chairman of the Board of Directors and our Chief Financial Officer are spouses. There are no family relationships between any other officers or directors.

Codes of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct will be posted on the investor relations section of our website at [    ]. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules and exchange requirements.

Board of Directors Composition

Our board of directors currently consists of two members. Our board of directors has determined three of our director appointees are independent in accordance with the listing requirements of [Nasdaq/NYSE]. The [Nasdaq/NYSE] independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by [Nasdaq/NYSE] rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Director Independence

In connection with this offering, we plan to apply to list our common stock on the [Nasdaq Capital Market/NYSE]. Under the rules of [Nasdaq/NYSE], independent directors must compose a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of [Nasdaq/NYSE] require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of [Nasdaq/NYSE], a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our [non-employee directors] are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of [Nasdaq/NYSE]. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each [non-employee director] and the transactions involving them described under “Certain Relationships and Related-Party Transactions.”

Committees of the Board of Directors

Our board of directors will have an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which will have the composition and responsibilities described below upon the effectiveness of the registration statement on Form S-1 of which this prospectus is a part. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a charter approved by our board of directors. Following this offering, copies of each committee’s charter will be posted on the investor relations section of our website at [    ].

Audit Committee

Our Audit Committee will be comprised of [    ], [    ], and [    ]. [    ] is the Chair of our Audit Committee. The composition of our Audit Committee meets the requirements for independence under the current [Nasdaq/NYSE] and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our board of directors has determined that [    ] is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. The Audit Committee assists our board of directors in overseeing the quality and integrity of our accounting, auditing, and reporting practices. The Audit Committee’s role includes:

•        evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

•        approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

•        monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•        review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions;

•        provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions; and

•        review the financial statements to be included in our reports on Forms 10-K, 10-Q, and 8-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements.

Our Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit Committee relies on the expertise and knowledge of management and the independent registered public accounting firm in carrying out its oversight responsibilities.

Compensation Committee

Our Compensation Committee will be comprised of [    ], [    ], and [    ]. [    ] is the Chair of our Compensation Committee. The composition of our Compensation Committee meets the requirements for independence under the current [Nasdaq/NYSE] listing standards and SEC rules and regulations. Each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Our Compensation Committee is responsible for, among other things:

•        approving compensation principles that apply generally to Company employees;

•        making recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes”, if any;

•        administering and otherwise exercising the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

•        reviewing annually the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

•        selecting a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors; and

•        determining and overseeing share ownership guidelines and share option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be comprised of [    ], [    ], and [    ]. [    ] is the Chair of our Nominating and Corporate Governance Committee. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the current [Nasdaq/NYSE] listing standards and SEC rules and regulations. Our Nominating and Corporate Governance committee is responsible for, among other things:

•        identifying and recommending candidates for membership on our board of directors;

•        reviewing and recommending changes to our corporate governance guidelines and policies;

•        overseeing the process of evaluating the performance of our board of directors; and

•        assisting our board of directors on corporate governance matters.

EXECUTIVE AND DIRECTOR COMPENSATION

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2025 and 2024. The following information includes the dollar value of base salaries, bonus awards, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and principal position	Year	Salary	Bonus	Stock Award	All other compensation		Total
Nongwang Lai,	2025	$—	$—	$—	$—	(1)	$—
Chairman of the Board of Directors, Director	2024	$—	$—	$—	$—	(1)	$—
Jialin Wu,	2025	$—	$—	$—	$—	(1)	$—
Chief Financial Officer, Secretary	2024	$—	$—	$—	$—	(1)	$—
Hongkai Wang,	2025	$—	$—	$—	$—		$—
Chief Executive Officer, Director	2024	$—	$—	$—	$—		$—
Wenxing Luo,	2025	$—	$—	$—	$—		$—
Chief Technology Officer	2024	$—	$—	$—	$—		$—

____________

(1)      The Company did not pay any compensation directly to Nongwang Lai and Jialin Wu during the years ended December 31, 2025 and 2024. However, Nongwang Lai and Jialin Wu may have derived economic benefits from certain related party transactions between the Company and entities owned or controlled by them. See “Certain Relationships and Related Party Transactions.”

Employment Agreements

We do not have any employment or consulting agreements with our officers or directors. We plan to enter into employment agreements with our executive officers before listing on [Nasdaq/NYSE].

Clawback

On [    ], 2026, our Board adopted an executive compensation recoupment policy consistent with the requirements of the Exchange Act Rule 10D-1 and the [Nasdaq/NYSE] listing standards thereunder, to help ensure that incentive compensation is paid based on accurate financial and operating data, and the correct calculation of performance against incentive targets. Our policy addresses recoupment of amounts from performance-based awards paid to all corporate officers, including awards under our equity incentive plans, in the event of a financial restatement to the extent that the payout for such awards would have been less, or in the event of fraud, or intentional, willful or gross misconduct that contributed to the need for a financial restatement.

Stock Incentive Plan

Overview

The CloudDepots Holdings Inc.’s 2026 Equity Incentive Plan (the “Plan”) was approved by the Board on February 25, 2026 and amended by the Board on March 28, 2026 to reduce the number of shares available for issuance thereunder, and the amended Plan was approved by the majority stockholders on March 28, 2026. The Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and any of our affiliates and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Board reserved 1,250,000 shares of common stock issuable upon the grant of awards under the Plan. As of the date of this prospectus, no common stock has been issued to our employees or directors under the Plan.

Grants

1,250,000 shares of common stock of the Company were initially reserved and issuable under the 2026 Plan, of which no shares of common stock were issued to our employees and directors under the 2026 Plan.

Plan Administration

The 2026 Plan may be administered by the Board or the Compensation Committee. The Compensation Committee shall consist of not less than two directors of the Company and shall be appointed from time to time by the Board. Each member of the Compensation Committee shall be (i) a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and (ii) shall be an “outside director” within the meaning of Section 162(m) under the Code and the regulations promulgated thereunder. The Compensation Committee shall have complete authority to award incentives under the 2026 Plan, to interpret the 2026 Plan and to make any other determination which it believes necessary and advisable for the proper administration of the 2026 Plan. The Compensation Committee’s decisions and matters relating to the 2026 Plan shall be final and conclusive on the Company and its participants. If at any time there is no compensation committee, the term “Compensation Committee”, as used in the 2026 Plan, shall refer to the Board.

Eligibility

Officers of the Company, employees of the Company or its subsidiaries, members of the Board and consultants or other independent contractors who provide services to the Company or its subsidiaries shall be eligible to receive incentives under the 2026 Plan when designated by the Compensation Committee. Participants may be designated individually or by groups or categories (for example, by pay grade) as the Compensation Committee deems appropriate. Participation by officers of the Company or its subsidiaries and any performance objectives relating to such officers must be approved by the Compensation Committee. Participation by others and any performance objectives relating to others may be approved by groups or categories (for example, by pay grade) and authority to designate participants who are not officers and to set or modify such targets may be delegated. Participation is entirely at the discretion of the Compensation Committee and is not automatically continued after an initial period of participation.

Stock Options

A stock option is a right to purchase shares of common stock from the Company at a specified price. Each stock option granted by the Compensation Committee shall be subject to terms and conditions under the 2026 Plan.

Stock Appreciation Rights

Stock appreciation rights (“SAR”) is a right to receive, without payment to the Company, a number of shares of common stock, cash or any combination thereof, the amount of which is determined pursuant to the formula set forth in the 2026 Plan. A tandem SAR may be granted (a) with respect to any nonqualified stock option granted under the 2026 Plan, concurrently with the grant of such stock option (as to all or any portion of the shares of common stock subject to the nonqualified stock option), or (b) alone, without reference to any related stock option (a non-tandem SAR).

Stock Awards and Restricted Stock

A stock award consists of the transfer by the Company to a participant of shares of common stock, without other payment therefor, as additional compensation for services to the Company. A share of restricted stock consists of shares of common stock which are sold or transferred by the Company to a participant at a price determined by the Compensation Committee (which price shall be at least equal to the minimum price required by applicable law for the issuance of a share of common stock) and subject to restrictions on their sale or other transfer by the participant. The transfer of common stock pursuant to stock awards and the transfer and sale of restricted stock shall be subject to the following terms and conditions:

•        Number of Shares.    The number of shares to be transferred or sold by the Company to a participant pursuant to a stock award or as restricted stock shall be determined by the Compensation Committee.

•        Sale Price.    The Compensation Committee shall determine the price, if any, at which shares of restricted stock shall be sold to a participant, which may vary from time to time and among participants and which may be below the fair market value of such shares of common stock at the date of sale.

•        Restrictions.    All shares of restricted stock transferred or sold pursuant to the 2026 Plan shall be subject to such restrictions as the Compensation Committee may determine, including, without limitation any or all of the following:

(a)     a prohibition against the sale, transfer, pledge or other encumbrance of the shares of restricted stock, such prohibition to lapse at such time or times as the Compensation Committee shall determine (whether in annual or more frequent installments, at the time of the death, disability or retirement of the holder of such shares, or otherwise);

(b)    a requirement that the holder of shares of restricted stock forfeit, or (in the case of shares sold to a participant) resell back to the Company at his or her cost, all or a part of such shares in the event of termination of his or her employment or consulting engagement during any period in which such shares are subject to restrictions;

(c)     such other conditions or restrictions as the Compensation Committee may deem advisable.

•        Escrow.    In order to enforce the restrictions imposed by the Compensation Committee pursuant to above restrictions, the participant receiving restricted stock shall enter into an agreement with the Company setting forth the conditions of the grant. Shares of restricted stock shall be registered in the name of the participant and deposited, together with a stock power endorsed in blank, with the Company. Each such certificate shall bear a legend in substantially the following legend:

         “The transferability of this certificate and the shares of common stock represented by it are subject to the terms and conditions (including conditions of forfeiture) contained in the 2026 Plan, and an agreement entered into between the registered owner and the Company. A copy of the 2026 Plan and the agreement is on file in the office of the Secretary of the Company.”

•        End of Restrictions.    Subject to the 2026 Plan, at the end of any time period during which the shares of restricted stock are subject to forfeiture and restrictions on transfer, such shares will be delivered free of all restrictions to the participant or to the participant’s legal representative, beneficiary or heir.

•        Stockholder.    Subject to the terms and conditions of the 2026 Plan, each participant receiving restricted stock shall have all the rights of a stockholder with respect to shares of stock during any period in which such shares are subject to forfeiture and restrictions on transfer, including without limitation, the right to vote such shares. Dividends paid in cash or property other than common stock with respect to shares of restricted stock shall be paid to the participant currently.

Performance Shares

A performance share consists of an award which shall be paid in shares of common stock. The grant of performance share shall be subject to such terms and conditions as the Compensation Committee deems appropriate under the 2026 Plan.

Certain Adjustments

In the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the common stock, the number of shares of common stock then subject to the 2026 Plan, including shares subject to restrictions, options or achievements of performance shares, shall be adjusted in proportion to the change in outstanding shares of common stock. In the event of any such adjustments, the purchase price of any option, the performance objectives of any incentive, and the shares of common stock issuable pursuant to any incentive shall be adjusted as and to the extent appropriate, in the discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.

Sale, Merger, Exchange or Liquidation

Unless otherwise provided in the agreement for an incentive, in the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by the Compensation Committee (collectively, a

“transaction” when used in this “Stock Incentive Plan” section), the Compensation Committee shall be authorized, in its sole discretion, to take any and all action it deems equitable under the circumstances, including but not limited to any one or more of the following:

(i)     providing that the 2026 Plan and all incentives shall terminate and the holders of (i) all outstanding vested options shall receive, in lieu of any shares of common stock they would be entitled to receive under such options, such stock, securities or assets, including cash, as would have been paid to such participants if their options had been exercised and such participant had received common stock immediately prior to such transaction (with appropriate adjustment for the exercise price, if any), (ii) performance shares and/or SARs that entitle the participant to receive common stock shall receive, in lieu of any shares of common stock each participant was entitled to receive as of the date of the transaction pursuant to the terms of such incentive, if any, such stock, securities or assets, including cash, as would have been paid to such participant if such common stock had been issued to and held by the participant immediately prior to such transaction and (iii) any incentive under this Agreement which does not entitle the participant to receive common stock shall be equitably treated as determined by the Compensation Committee.

(ii)    providing that participants holding outstanding vested common stock based Incentives shall receive, with respect to each share of common stock issuable pursuant to such Incentives as of the effective date of any such transaction, at the determination of the Compensation Committee, cash, securities or other property, or any combination thereof, in an amount equal to the excess, if any, of the fair market value of such common stock on a date within ten days prior to the effective date of such transaction over the option price or other amount owed by a participant, if any, and that such incentives shall be canceled, including the cancellation without consideration of all options that have an exercise price below the per share value of the consideration received by the Company in the transaction.

(iii)   providing that the 2026 Plan (or replacement plan) shall continue with respect to incentives not canceled or terminated as of the effective date of such transaction and provide to participants holding such incentives the right to earn their respective incentives on a substantially equivalent basis (taking into account the transaction and the number of shares or other equity issued by such successor entity) with respect to the equity of the entity succeeding the Company by reason of such transaction.

(iv)   providing that all unvested, unearned or restricted incentives, including but not limited to restricted stock for which restrictions have not lapsed as of the effective date of such transaction, shall be void and deemed terminated, or, in the alternative, for the acceleration or waiver of any vesting, earning or restrictions on any incentive.

Change in Control

Upon a Change in Control, as defined in paragraph (i) and (ii) below, any stock option or restricted stock award granted to any participant under the 2026 Plan that would have become vested upon continued employment by the participant shall immediately vest in full and become exercisable, notwithstanding any provision to the contrary of such award, and notwithstanding the discretion of the Compensation Committee pursuant to the above subsection “Sale, Merger, Exchange or Liquidation.”

For purposes of this Section, “Change in Control” means:

(i)     The acquisition by any person, entity or “group”, within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding, for this purpose, (A) the Company, or (B) any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company) of 50% or more of either the then outstanding shares of common stock or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; or

(ii)    Approval by the stockholders of the Company of (A) a reorganization, merger or consolidation, in each case, with respect to which persons who were the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merged or consolidated company’s then outstanding voting securities entitled to vote generally in the election of directors of the reorganized, merged or consolidated company, or (B) a liquidation or dissolution of the Company or (C) the sale of all or substantially all of the assets of the Company.

Amendment and Termination

The Board may amend or discontinue the 2026 Plan or any participant’s incentive agreement at any time. However, no such amendment or discontinuance shall adversely change or impair, without the consent of the recipient, an incentive previously granted. Further, no such amendment shall, without approval of the shareholders of the Company, (a) increase the maximum number of shares of common stock which may be issued to all participants under the 2026 Plan, (b) change or expand the types of Incentives that may be granted under the 2026 Plan, (c) change the class of persons eligible to receive Incentives under the 2026 Plan or (d) materially increase the benefits accruing to participants under the 2026 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Executive and Director Compensation,” below we describe transactions since January 1, 2024 to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed $87,652, which equals 1% of the average of our total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, or beneficial holders of more than five percent of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The relationship and the nature of related party transactions are summarized as follows:

Loan receivables — related parties

Name of related parties	Relationship	Nature	As of the date of the prospectus	As of June 30, 2026 (Unaudited)	As of December 31, 2025		As of December 31, 2024
K&L Investment	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Due on demand, noninterest bearing loan	$—	$—	$—		$3,363,193	(1)
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Due on demand, noninterest bearing loan	—	—	—		436,807	(2)
CloudDepots Inc	100% owned by Jialin Wu, CFO of the Company	Due on demand, noninterest bearing loan	—	—	150,000	(3)	—
Total loan receivables – related parties			$—	$—	$150,000		$3,800,000

____________

(1)      This balance was repaid in April 2025 and in December 2025, among which, $1,962,257 was repaid in cash and $1,400,936 was settled with a tripartite debt set-off agreement between the Company, K&L Investment and Yitong Investment Inc. in December 2025.

(2)      This balance was repaid in August 2025.

(3)      The balance was subsequently repaid in March 2026.

Other payables — related parties

Name of related parties	Relationship	Nature	As of the date of this prospectus	As of June 30, 2026 (Unaudited)	As of December 31, 2025	As of December 31, 2024
Yitong Investment Inc.(4)	100% owned by Jialin Wu, CFO of the Company	Sales commissions, rental expenses, logistics services, staff costs, system platform management fees, credit card charges	$40,000	$34,000	$360,000	$2,052,133
Yitong Logistics CA Inc	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	150	150
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	20,651	30,342
Total other payables – related parties			$60,801	$64,492	$360,000	$2,052,133

(4)      Prior to January 1, 2026, our staff costs were subcontracted to and employed by Yitong Investment Inc., a related party, which is 100% owned by Jialin Wu, CFO of the Company. Beginning on January 1, 2026, these staff costs have fully been transferred to our own payroll as our full-time employees.

Revenue — related parties

Name of related parties	Relationship	Nature	Since January 1, 2026 through the date of this prospectus	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Maige Inc	7.5% equity interest owned by the Company	Shipping and logistics services	$1,488,954	$1,382,128	$—	$524,930	$—
Yitong Logistics NJ Inc	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Shipping and logistics services	—	—	143	—	—
Yitong Logistics CA LLC	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	—	—	3,830	—	—
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	8	8	360	—	—
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	3,150	1,234	—	—	—
Y&T INTERNATIONAL TRADING INC	7.5% equity interest owned by the Company	Shipping and logistics services	—	—	75	—	—
Total revenue – related parties			$1,492,112	$1,383,370	$4,408	$524,930	$—

Cost of revenue — related parties

Name of related parties	Relationship	Nature	Since January 1, 2026 through the date of this prospectus	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Logistics services and staff costs	$—	$—	$—	$80,000	$151,088
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	110,199	39,871	29,100	—	—
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	—	—	113	—	—
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	—	1,000	—	—
Yitong Logistics TX Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	—	39,000	—	—
Total cost of revenue – related parties			$110,199	$39,871	$69,213	$80,000	$151,088

Selling expenses — related party

Name of related parties	Relationship	Nature	Since January 1, 2026 through the date of this prospectus	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Delivery-related customer service matters, sales commissions and advertising and marketing	$—	$—	$190,261	$322,338	$1,309,223

General and administrative expenses — related party

Name of related parties	Relationship	Nature	Since January 1, 2026 through the date of this prospectus	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Accounting services, management services, system platform management fees, rental expenses, consulting fee and other general and administrative supporting fees	$200,000	$160,000	$336,173	$703,898	$967,365

Guarantees

In January 2025, Yitong Investment Inc., a related party, which is 100% owned by Jialin Wu, CFO of the Company, signed a lease agreement (the “Lease Agreement”) with AN Najarian Property, LLC (the “Landlord”) to lease an industrial building, parking lot, secured yard and landscape areas on the lease term commencing on February 1, 2025 and ending on January 31, 2031 with a monthly rental fee of approximately $0.3 million per month based on area footage occupied by the Company. As the Company subleased a portion of the industrial building from Yitong Investment Inc., the Landlord required the Company to be listed as guarantor in the Lease Agreement. We have not recorded any contingent liability for the guarantee because the management estimates that Yitong Investment Inc. is current in their payment obligations, and the likelihood of us having to make payments under the guarantee is remote.

Review, Approval, or Ratification of Transactions with Related Parties

Our written related party transactions policy and the charters of our audit committee and nominating and corporate governance committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering will require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Prior to this offering we had no formal, written policy or procedure for the review and approval of related-party transactions. Historically, such transactions were reviewed and approved by management based on commercial considerations, and the Company believes the terms were comparable to those that could have been obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of shares of our common stock as of the date of this prospectus;

•        each of our executive officers and directors; and

•        all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

We have based percentage ownership of our common stock before this offering on 23,750,000 shares of our common stock outstanding as of the date of this prospectus. Percentage ownership after this offering assumes the sale by us of the shares of common stock offered in this offering and assumes no exercise of the underwriters’ over-allotment option.

Name of Beneficial Owner	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
	Number	Percent	Number	Percent
Directors and Named Executive Officers(1):
Nongwang Lai	2,643,375	11.13%		%
Hongkai Wang	2,568,563	10.82%		%
Jialin Wu	7,122,863	29.99%		%
Wenxing Luo	—	—%		%
[ ]	—	—%		%
[ ]	—	—%		%
[ ]	—	—%		%
All executive officers and directors as a group	12,334,801	51.94%		%
Other 5% Stockholders:
Haotech LLC(2)	5,118,363	21.55%
Avarosan LLC(3)	1,995,000	8.40%		%

____________

(1)      Unless otherwise noted, the business address of each of the following individuals is 17560 Rowland Street, City of Industry, CA 91748

(2)      Dan Zhang is the CEO of Haotech LLC and owns 95% of its shares, while Hao Long owns 5% of the shares. The principal business address of Haotech LLC is 732 S 6th ST STE N, Las Vegas, NV, 89101.

(3)      Vincent Wang is the CEO of Avarosan LLC and owns 95% of its shares, while Yihua Wang owns 5% of the shares. The principal business address of Avarosan LLC is 382 N Lemon Ave #1023, Walnut, CA 91789.

DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of our securities. The following summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to our amended and restated articles of incorporation and our bylaws, copies of which are filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read our amended and restated articles of incorporation and our bylaws in their entirety, along with applicable provision of Nevada law, for a complete description of the rights and preferences of our securities.

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share.

As of the date of this prospectus, 23,750,000 shares of our common stock are issued and outstanding, held by nine (9) stockholders of record.

Common Stock

Dividend Rights

The holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights to acquire additional securities issued by the Company.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We have not issued any preferred stock. Our Board of Directors may issue, without stockholder approval, shares of undesignated preferred stock, with such voting or other rights or preferences as may be determined by the Board of Directors.

Stock Options

We have not issued any stock options.

Anti-Takeover Provisions

Our amended bylaws, our amended articles of incorporation and Nevada law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•        limiting the liability of, and providing indemnification to, our directors and officers;

•        limiting the ability of our stockholders to call and bring business before special meetings;

•        controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•        providing our board of directors with the express power to postpone previously scheduled annual meetings;

•        providing for the removal of directors only upon vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding capital stock entitled to voting power; and

•        providing our Board of Directors with the ability to issue, without stockholder approval, shares of undesignated preferred stock, with such voting or other rights or preferences.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

The Nevada Revised Statutes (“NRS”) Sections 78.411 through 78.444, regulate business combinations with interested stockholders. The NRS defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to NRS Sections 78.411 through 78.444, combinations with an interested stockholder remain prohibited for two years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 78.378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation.

Listing

We plan to apply to list our common stock on the [Nasdaq/NYSE] under the symbol “[  ].”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer, LLC., 18 Lafayette Place, Woodmere, New York 11598. Their phone number is (212) 828-8436.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of the date of this prospectus, we will have a total of [    ] shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, most of our security holders have entered into agreements with us containing market standoff provisions or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•        beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

•        beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•        the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Stand-off Provisions

All of our directors, officers and holders of 5% or more of the outstanding shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option for the sale of, make any short sale of, transfer or otherwise dispose, of any shares of our common stock or any security or instrument related to our common stock for a period of [180 days] following the date of this prospectus, without the prior written consent of the underwriters. See “Underwriting” for additional information.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, upon expiration of the lock-up and market stand-off provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or market stand-off provisions as described above and under “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our common stock by “non-U.S. holders” (as described below under “— Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code, including, without limitation:

•        banks, insurance companies, or other financial institutions;

•        partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•        corporations that accumulate earnings to avoid U.S. federal income tax;

•        persons subject to the alternative minimum tax or Medicare contribution tax;

•        tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•        controlled foreign corporations or passive foreign investment companies;

•        persons who acquired our common stock as compensation for services;

•        dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•        U.S. expatriates and certain former citizens or long-term residents of the United States;

•        persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk-reduction transaction;

•        persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•        persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, and disposition of our common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below and, as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership (or an entity or an arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes), that is not:

•        an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•        a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein, or Washington, D.C., or otherwise treated as such for U.S. federal income tax purposes;

•        a trust if it (1) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•        an estate whose income is subject to U.S. income tax regardless of its source.

Distributions

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under “— Gain on Disposition of Our Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed Form W-8BEN or Form W-8BEN-E or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see “— Foreign Accounts.”

Gain on Disposition of Our Common Stock

Subject to the discussions below under “— Backup Withholding and Information Reporting” and “— Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange, or other disposition of our common stock unless:

(1)    the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

(2)    the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of our common stock and certain other requirements are met.

A non-U.S. holder described in (1) above will be required to pay tax on the net gain derived from the sale, exchange, or other disposition of our common stock at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, exchange, or other disposition of our common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).

For additional withholding rules that may apply to proceeds of a disposition of our common stock paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see “— Foreign Accounts.”

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder generally will be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker generally will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

In addition to, and separately from the withholding rules described above, Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

FATCA withholding currently applies to payments of dividends. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% that would be applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR COMMON STOCK.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with US Tiger Securities, Inc., as the lead managing underwriter and sole book running manager (the “Representative”), with respect to the common stock in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of common stock as indicated below.

Underwriter	Number of Shares
US Tiger Securities, Inc.
Total

The underwriters are committed to purchase all the common stock offered by this prospectus if they purchase any common stock. The underwriters are not obligated to purchase the common stock covered by the underwriters’ over-allotment option to purchase common stock as described below. The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our common stock in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional common stock (equal to 15% of the number of common stock sold in the offering), at the offering price per share of common stock less underwriting discounts. The Representative may exercise this option for 45 days from the trading date of this offering solely to cover sales of common stock by the Representative in excess of the total number of common stock set forth in the table above. If any of the additional common stock are purchased, the Representative will offer the additional common stock at $[•] per share of common stock, the offering price of each share of common stock.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to six and one-half percent (6.5%) of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total (No Exercise)	Total (Full Exercise)
Public offering price(1)	$	$	$
Underwriting discounts	$	$	$
Proceeds to us, before expenses(2)	$	$	$

____________

(1)      Determined based on the proposed estimated offering price of the common stock.

(2)      It includes the out-of-pocket expenses payable to underwriter(s) and other estimated listing expenses.

We have agreed to reimburse the Representative up to a maximum of US$[  ] for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Right of Participation

We have granted to the Representative the right to participate as an investment banker, joint book-runner and/or joint placement agent, for every future public and private equity and/or debt offering, including all equity linked financings during such twelve (12) months period following the closing of this offering, for us, or any successor to or any subsidiary of us on terms customary to the Representative.

Lock-Up Agreements

We have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any outstanding share of our common stock, or any securities convertible into or exchangeable or exercisable for our common stock, for a period of six (6) months from the closing of this offering.

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our common stock) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities for a period of six (6) months from the closing of this offering, without the prior written consent of the representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for [Nasdaq/NYSE] Listing

Prior to this offering, there has been no public market for our common stock. We plan to apply for listing our common stock on [Nasdaq/NYSE] under the symbol “[    ]”. There can be no assurance that we will be successful in listing our common stock on [Nasdaq/NYSE] or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of common stock to selling group members for sale to their online brokerage account holders. The common stock to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on [Nasdaq/NYSE] may engage in passive market making transactions on [Nasdaq/NYSE], in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or delaying a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on [Nasdaq/NYSE] or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock, where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

Certain matters of U.S. federal and New York state law will be passed upon for us by Dickinson Wright PLLC and for the underwriters by Robinson & Cole LLP. The validity of the common stock offered hereby and legal matters as to Nevada law will be passed upon for us by Fennemore Craig, P.C.

EXPERTS

The consolidated financial statements as of December 31, 2025 and 2024, included in this prospectus have been audited by TAAD LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus. Such consolidated financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are not currently subject to the information and periodic and current reporting requirements of the Exchange Act. Upon the closing of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding companies that file electronically with it. Our periodic and current reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.clouddepots.com. Upon the closing of this offering, you may access our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

CLOUDDEPOTS HOLDINGS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CLOUDDEPOTS HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$6,021,998	$7,777,700
Accounts receivable, net	2,025,018	1,344,652
Accounts receivable – related parties	270,592	23,022
Prepayments and other current assets	123,290	167,902
Other receivables – related party	151	—
Loan receivables – related parties	—	150,000
Total Current Assets	8,441,049	9,463,276

NON-CURRENT ASSETS
Deferred offering costs	358,175	130,000
Leasehold improvements, net	72,956	68,234
Long-term investment	150,000	150,000
Intangible assets	2,450	—
Total Non-Current Asset	583,581	348,234
Total Assets	$9,024,630	$9,811,510

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,873,733	$4,332,891
Credit card payables	56,832	647,289
Other payables – related parties	64,492	360,000
Customer deposits	1,229,480	2,136,606
Income tax payable	26,339	649,912
Total Current Liabilities	7,250,876	8,126,698

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 100,000,000 shares authorized, 23,750,000 shares issued and outstanding*	2,375	2,375
Contribution receivables	(2,375)	(2,375)
Additional paid-in capital	—	—
Retained earnings	1,773,754	1,684,812
Total Stockholders’ Equity	1,773,754	1,684,812
Total Liabilities and Stockholders’ Equity	$9,024,630	$9,811,510

____________

*        Shares are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
REVENUE, net
Revenue	$38,469,364	$22,687,529
Revenue – related parties	1,383,370	4,408
Total revenue, net	39,852,734	22,691,937

COST OF REVENUE (exclusive of amortization expense)
Cost of revenue	38,733,743	21,958,264
Cost of revenue- related parties	39,871	69,213
Total cost of revenue	38,773,614	22,027,477

GROSS PROFIT	1,079,120	664,460

OPERATING EXPENSES:
Selling expenses	187,523	133,848
Selling expenses – related party	—	190,261
General and administrative expenses	977,623	188,797
General and administrative expenses – related party	160,000	336,173
Total operating expenses	1,325,146	849,079

LOSS FROM OPERATIONS	(246,026)	(184,619)

OTHER INCOME
Credit cards cash back income	421,672	321,547
Dividend and interest income	28,588	—
Total other income	450,260	321,547

INCOME BEFORE INCOME TAXES	204,234	136,928

PROVISION FOR INCOME TAXES	115,292	44,564

NET INCOME	$88,942	$92,364

WEIGHTED AVERAGE NUMBER OF COMMON STOCK*
Basic and diluted	23,750,000	23,750,000

INCOME PER SHARE
Basic and diluted	$0.00	$0.00

____________

*        Shares and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common stock		Contribution receivables	Additional paid in capital	Retained earnings	Total stockholders’ equity
	Shares*	Amount
BALANCE, December 31, 2025	23,750,000	$2,375	$(2,375)	$—	$1,684,812	$1,684,812
Net income	—	—	—	—	—	88,942
BALANCE, June 30, 2026	23,750,000	$2,375	$(2,375)	$—	$1,773,754	$1,773,754
	Common stock		Contribution receivables	Additional paid in capital	Retained earnings	Total stockholders’ equity
	Shares*	Amount
BALANCE, December 31, 2024	23,750,000	$2,375	$(2,375)	$—	$864,233	$864,233
Net income	—	—	—	—	92,364	92,364
BALANCE, June 30, 2025	23,750,000	$2,375	$(2,375)	$—	$956,597	$956,597

____________

*        Shares are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$88,942	$92,364
Adjustments to reconcile net income to net cash provide by operating activities:
Provision for credit losses	—	593
Amortization expense	8,309	5,217
Change in operating assets and liabilities
Accounts receivable	(680,366)	1,423,602
Accounts receivable – related parties	(247,570)	(1,768)
Prepaid expenses and other current assets	44,612	(979)
Other receivable – related party	(151)	—
Accounts payable	1,540,842	(916,372)
Other payables	(590,458)	(10,308)
Other payables – related parties	(295,508)	(252,155)
Customer deposits	(907,125)	(23,915)
Income tax payable	(623,573)	28,991
Net cash (used in) provided by operating activities	(1,662,047)	345,270

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for long -term investment	—	(150,000)
Payments for leasehold improvements	(13,030)	(81,687)
Payments for intangible asset	(2,450)	—
Net cash used in investing activities	(15,480)	(231,687)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan repayments from related parties	150,000	673,193
Loans to related parties	—	(260,000)
Payments of deferred offering costs	(228,175)	—
Net cash (used in) provided by financing activities	(78,175)	413,193

Net change in cash and cash equivalents	(1,755,702)	526,776

Cash and cash equivalents, beginning of period	7,777,700	1,991,008

Cash and cash equivalents, end of period	$6,021,998	$2,517,784

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$572,336	$15,573
Cash paid for interest	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

CloudDepots Holdings Inc. (“CloudDepots” or the “Company”), is a holding company established on January 11, 2026 under the laws of the State of Neveda. The Company, acting through its wholly owned subsidiary, Y&T E-commerce Inc. (“YTE”), which was incorporated on June 22, 2021 under the laws of the State of California, is an integrated shipping and logistics services provider that arrange the shipment of the end-to-end delivery of packages to destinations within the United States. Revenue is generated from the integrated shipping and logistic service fees charges to customers for arranging and controlling the end-to-end delivery of package, with the Company responsible for managing the complete delivery process through third-party carriers.

The Company undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the same group of shareholders of YTE, resulting in the same group of shareholders of YTE becoming the 100% shareholder of the Company. Before and after the Reorganization, the Company, together with its subsidiary, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiary have been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of CloudDepots and its subsidiary:

Note 2 — Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These unaudited condensed consolidated financial statements have been prepared on the same basis as its annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company’s financial information. These interim results are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2026, or for any other interim period or for any other future year.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from these estimates.

Fair value measurement

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s financial instruments include cash, accounts receivable, prepayments and other current assets, loan receivables, accounts payable, tax payables, other payables, and customer deposits. The Company considers the carrying amount of these financial instruments to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Segment

The Company follows Financial Accounting Standards Board (“FASB”) ASC Topic 280, Segment Reporting, and it uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer and his direct reports, for making operating decisions about the allocation of resources and the assessment of performance in determining the Company’s reportable operating segments. The Company’s CODM review financial information presented on a consolidated basis and has determined that the Company has one operating segment.

Cash and cash equivalents

Cash generally consist of cash on hand, deposits in banks, money market mutual funds and highly liquid investments with an original maturity of three months or less on the date of purchase.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivable, are granted credit terms based on their credit metrics. The Company adopted ASU No. 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable and records the allowance for expected credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the unaudited condensed consolidated statements of operations and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be netted against the proceeds of the offering upon the completion of the public offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed. As of June 30, 2026 and December 31, 2025, the Company had deferred offering costs balance of $358,175 and $130,000, respectively.

Leasehold improvements, net

Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the asset with no residual value. The estimated useful life is as follows:

Expected useful life
Leasehold improvements	Shorter of 5 years or the expected lease term

The Company periodically reviews the estimated useful life of leasehold improvements and revises the estimates when events or changes in circumstances indicate that the recorded value may not be recoverable.

Long-term investment

The Company accounts for equity investments without a readily determinable fair value under ASC 321, Investments — Equity Securities. Such investments are initially measured at cost and subsequently adjusted for observable price changes and impairments, if applicable. Impairment assessments are conducted at each reporting date, and any impairment losses are recognized in the unaudited condensed consolidated statements of income.

Customer deposits

Customer deposits represent cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over time. Customer deposits are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Revenue recognition

The Company follows ASC Topic 606 Revenue from Contracts with Customers and recognizes revenue when the control of goods or services is transferred to customers in an amount equal to the consideration expected to be received from customers in exchange for transferring that product or service to fulfill a performance obligation. Revenue is recognized net of sales tax, discounts, and return allowances. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The transaction price is based on the consideration specified in the customer’s contract.

The Company generates revenue from the integrated shipping and logistics service fees charges to customers for arranging and controlling the end-to-end delivery of package, with the Company responsible for managing the complete delivery process through third-party carriers.

Integrated shipping and logistics services involve a range of activities required to fulfill each shipment, including order intake, generating shipping labels, preparing required documentation, receiving and staging packages, coordinating carrier pickup, monitoring tracking information, and addressing delivery-related customer service matters. These activities are not offered as stand-alone services, nor do customers purchase them separately. Instead, customers engage the Company for a single, comprehensive service — to deliver their package to the final destination. All the tasks performed by the Company function together to provide this integrated delivery service. Because these activities are interdependent and must be combined and coordinated to complete the shipment, they collectively represent one single performance obligation. The Company determines that the performance period for revenue recognition is between the pickup date and the date of completing delivery. The performance obligation is satisfied over time as customers receive the benefits of these services during the process of transporting goods from one location to another. As a result, the Company recognizes revenue over time. The Company believes that the methodology employed is comparable to that of other logistics companies and offers faithful depiction of the services rendered to customers.

The Company’s customers either pay for the services in full balance prior to the shipping and logistics services or are billed in arrears with credit terms of 30 days after the shipping and logistics services are performed depending on the specified contract and their payment history with the Company.

The Company utilizes independent contractors and third-party carriers in the performances of its shipping and logistics services. US. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customer (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its business activities, it serves as a principal rather than an agent within their revenue arrangements. The Company had the responsibility of fulfilling the promise to provide shipping and logistics services to its customers and the Company also established the selling price for the shipping and logistics services. All these factors indicate that the Company is acting as the principal in this transaction. Revenue and the associated purchased transportation costs are reported on a gross basis within the unaudited condensed consolidated statement of income.

Cost of revenue

Cost of revenue primarily consists of related transportation costs and service fees incurred in connection with services provided by third-party logistics service providers.

Operating expenses

Selling expenses include advertising & marketing fees, sales commissions, and outsourcing staff costs on delivery-related customer service matters.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

General and administrative expenses include system platform management fees, outsourcing staff costs on administrative matters, office supplies, rent, utilities, professional fees and other administrative functions necessary to support business operations.

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. If any of the following criteria are met, the Company classifies the lease as a finance lease:

•        The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•        The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

•        The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

•        The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

•        The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

Finance and operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of 12 months or less. Its leases generally do not provide a residual guarantee.

The Company leased its 10,000 square feet office spaces with Yitong Investment Inc., a related party, with $2.00 per square feet from January 1, 2025 to December 31, 2025 and signed another lease from January 1, 2026 to December 31, 2026. For the six months ended June 30, 2026 and 2025, the Company’s short term lease expenses amounted to $120,000 and $120,000, respectively, and recorded under the caption of “general and administrative expenses — related party” in the accompanying consolidated statements of income.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis by adjusting basic EPS for the potential shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2026 and 2025, there were no dilutive shares.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their perspective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As a result of the implementation of certain provisions of ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in tax position, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company follows the provisions of ASC 740, and has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the states of California, as its “major” tax jurisdictions.

The Company believes that its income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. The Company’s policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Commitments and contingencies

In the ordinary course of business, the Company is subject to certain contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Related parties

The Company identifies related parties, accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Corporations or individual parties are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and certain other segment items on an interim and annual basis if they are regularly provided to the chief operating decision maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 on January 1, 2024 (see Note 11).

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025 (see Note 8).

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on the Company’s unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net and accounts receivable — related parties

Accounts receivable consisted of the following as of the date indicated:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Accounts receivable	$2,025,018	$1,344,652
Accounts receivable – related party	270,592	23,022
Less: allowance for credit losses	—	—
Ending balance	$2,295,610	$1,367,674

Movements of allowance for credit losses are as follows:

	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Beginning balance	$—	$—
Provision for credit losses	—	593
Write-off	—	(593)
Ending balance	$—	$—

Note 4 — Prepayment and other current assets

Prepayment and other current assets consisted of the following as of the date indicated:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Prepaid service fees	$103,393	$109,618
Prepayments on credit card charges	11,289	58,284
Dividend receivables	8,608	—
Total prepayment and other current assets	$123,290	$167,902

Note 5 — Leasehold improvement, net

Leasehold improvement, net consisted of the following as of the date indicated:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Leasehold improvement	$94,717	$81,686
Less: accumulated amortization	(21,761)	(13,452)
Total leasehold improvements, net	$72,956	$68,234

Amortization expenses for the six months ended June 30, 2026 and 2025 amounted to $8,309 and $5,217, respectively.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-term investment

Long-term investment consisted of the following as of the date indicated:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Maige Inc.	$150,000	$150,000
Total long-term investment	$150,000	$150,000

Investment in Maige Inc (“Maige”)

In October 2024, the Company agreed to contribute $150,000 in Maige, a private limited company incorporated in California, in exchange for the issuance of 750,000 common stock in Maige, representing Maige’s 7.5% equity interest. The Company contributed the total consideration of $150,000 in May 2025.

As the Company does not have significant influence over Maige, the investment is accounted for in accordance with ASC 321. The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable price changes in orderly transactions for identical or similar investments. As of June 30, 2026, no impairment indicators were identified, and no loss was recorded.

Note 7 — Credit card payables

Credit card payables consisted of the following as of the date indicated:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Credit card payables	$56,832	$647,289
Total	$56,832	$647,289

The Company maintains corporate credit card arrangements with a financial institution to finance certain operating expenditures. These arrangements are unsecured and bear no interest. If the Company does not pay the entire amount due by the next statement’s closing date after using the 60-day grace period, the Company will be charged a late payment fee of 1.5% of the past-due amount or 2.99% of the extended past-due amount. Payments are generally due within normal billing cycles.

For the six months ended June 30, 2026 and 2025, the Company did not incur any late payment fees.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions

Accounts receivable — related parties

Name of related parties	Relationship	Nature	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Yitong Logistics NJ Inc	100% owned by Jialin Wu, Chief Financial Officer (“CFO”) of the Company	Shipping and logistics services	$—	$9,473
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	—	13,502
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	47
Maige Inc	7.5% equity interest owned by the Company	Shipping and logistics services	270,592	—
Total accounts receivable – related parties			$270,592	$23,022

Loan receivables — related parties

Name of related parties	Relationship	Nature	As of June 30, 2026 (Unaudited)	As of December 31, 2025
CloudDepots Inc	100% owned by Jialin Wu, CFO of the Company	Due on demand, noninterest bearing loan	—	150,000	(1)
Total loan receivables – related party			$—	$150,000

____________

(1)      The balance was subsequently repaid in March 2026.

Other payables — related parties

Name of related parties	Relationship	Nature	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Sales commissions, rental expenses, logistics services, staff costs, system platform management fees, credit card charges	$34,000	$360,000
Yitong Logistics CA Inc	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	150	—
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	30,342	—
Total other payables – related parties			$64,492	$360,000

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

Revenue — related parties

Name of related parties	Relationship	Nature	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Yitong Logistics NJ Inc	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	$—	$143
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Shipping and logistics services	—	3,830
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	8	360
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	1,234	—
Y&T INTERNATIONAL TRADING INC	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	—	75
Maige Inc	7.5% equity interest owned by the Company	Shipping and logistics services	1,382,128	—
Total revenue – related parties			$1,383,370	$4,408

Cost of revenue — related parties

Name of related parties	Relationship	Nature	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Yitong Logistics Group USA Inc	100% owned by Jialin Wu, CFO of the Company	Logistics services	$39,871	$—
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	—	29,100
Yitong Logistics GA Inc.	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	113
Yitong Logistics TX Inc.	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	1,000
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Logistics services and staff costs	—	39,000
Total cost of revenue – related parties			$39,871	$69,213

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

Selling expenses — related party

Name of related parties	Relationship	Nature	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Delivery-related customer service matters(1)	$—	$48,006
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Sales commissions	—	142,255
Total selling expenses from related party			$—	$190,261

____________

(1)      These costs are billed according to a logistic service agreement and are based on actual time incurred by Yitong Investment Inc.’s employees with the service invoices.

General and administrative expenses — related party

Name of related parties	Relationship	Nature	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Accounting services(1)	$10,000	$101,173
Yitong Investment Inc.	100% owned by Jialin Wu, Chief Financial Officer (“CFO”) of the Company	Management services(1)	—	54,500
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	System platform management fees(2)	30,000	60,000
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Rental expenses(3)	120,000	120,000
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Other general and administrative supporting fees	—	500
Total General and administrative expenses from related party			$160,000	$336,173

____________

(1)      These costs are billed according to a logistic service agreement and are based on actual time incurred by Yitong Investment Inc.’s employees with the service invoices.

(2)      These costs are billed according to an ERP system usage and internal leasing agreement and are based on a fixed system subscription fee with the subscription invoices.

(3)      These costs are billed according to a lease agreement and are based on a fixed rental rate with the rental invoices.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

Guarantees

In January 2025, Yitong Investment Inc. (“Yitong Investment”), a related party, which is 100% owned by Jialin Wu, CFO of the Company, signed a lease agreement (the “Agreement”) with a landlord (the “Landlord”) to lease an industrial building, parking lot, secured yard and landscape areas on the lease term commencing on February 1, 2025 and ending on January 31, 2031 with a monthly rental fee of approximately $0.3 million per month based on area footage occupied by the Company. YTE subleased partial areas of the industrial building from Yitong Investment Inc., accordingly, the Landlord required YTE to be listed as guarantor in the Agreement. The Company has not recorded any contingent liability for the guarantee because management estimates that Yitong Investment is current in their payment obligations, and the likelihood of the Company having to make payments under the guarantee is remote.

Note 9 — Income tax

The income tax provision consists of the following:

	For the Six Months Ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
Current
Federal	$46,026	28,706
State	69,266	15,858
Deferred
Federal	—	—
State	—	—
Total income tax provision(1)	$115,292	44,564

____________

(1)      Income tax provision for the six months ended June 30, 2026 includes approximately $58,000 of prior-years income tax return adjustments and interest and penalties related to prior tax years, which were recognized in the current reporting period.

The following is a supplemental schedule of cash paid for interest and income taxes:

	For the Six Months Ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
Cash paid during the period for income taxes, net of refunds:
Federal	$290,248	$12,416
State	282,088	3,157
Total cash paid during the period for income taxes	$572,336	$15,573

The Company incurred nil and $6,246 interest and penalties related to income tax for the six months ended June 30, 2026 and 2025, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Equity

The Company was established under the laws of the State of Nevada on January 11, 2026, and is authorized to issue 100,000,000 shares with a par value of $0.0001. The Company undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the shareholders of YTE, resulting in the shareholders of YTE becoming 100% shareholder of the Company by acquiring all of the shares outstanding of YTE in exchange for 23,750,000 shares (or 1 to 237.5 exchange ratio) of the Company’s common stock. Shares and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The Company’s 2026 Equity Incentive Plan (the “Plan”) was approved by the Board on February 25, 2026 and amended by the Board on March 28, 2026 to reduce the number of shares available for issuance thereunder, and the amended Plan was approved by the majority stockholders on March 28, 2026. The Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and any of our affiliates and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Board reserved 1,250,000 shares of common stock issuable upon the grant of awards under the Plan. As of the date of this report, no common stock has been issued to our employees or directors under the Plan.

Note 11 — Earnings per share

Basic and diluted net earnings per share for period presented were calculated as follows:

	For the Six Months Ended June 30, 2026 (Unaudited)	For the Six Months Ended June 30, 2025 (Unaudited)
Numerator:
Net (loss) income attributable to stockholders – basic and diluted	$88,942	$92,364
Denominator:
Weighted average number of shares of common stock outstanding – basic and diluted	23,750,000	23,750,000
Earnings per share attributable to stockholders – basic and diluted	$0.00	$0.00

Note 12 — Concentration of risk

(a)     Major customers

For the six months ended June 30, 2026, four customers accounted for approximately 17.1%, 14.5%, 12.7% and 11.5% of the Company’s total revenue, respectively. For the six months ended June 30, 2025, three customers accounted for approximately 28.9%, 18.5% and 12.7% of the Company’s total revenue.

As of June 30, 2026, three customers accounted for approximately 44.4%, 24.1% and 16.9% of the Company’s accounts receivable. As of December 31, 2025, one customer accounted for approximately 89.4% of the Company’s accounts receivable.

(b)    Major vendor

For the six months ended June 30, 2026, one vendor accounted for approximately 93.2% of the Company’s total purchase, respectively. For the six months ended June 30, 2025, two vendors accounted for approximately 81.1% and 13.9% of the Company’s total purchase, respectively.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Concentration of risk (cont.)

As of June 30, 2026, one vendor accounted for approximately 94.3% of the Company’s total balance of accounts payable, respectively. As of December 31, 2025, two vendors accounted for approximately 79.8% and 16.0% of the Company’s total balance of accounts payable, respectively.

(c)     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Federal Deposit Insurance Corporation (“FDIC”) standard insurance amount is up to $250,000 per depositor per insured bank. As of June 30, 2026 and December 31, 2025, the Company had cash balance of $5,121,232 and $6,021,998 maintained at banks in the United States, and $7,277,636 and $7,277,670 were subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and loan receivables. These assets are subjected to credit evaluations. An allowance has been considered or made for estimated unrecoverable amounts which have been determined by reference to past default experience, the current economic environment, and reasonable supportable future forecast.

(d)    Geopolitical risk

The Company’s business is affected by the continued willingness and ability of the People’s Republic of China (PRC)-based customers to sell into the United States through international e-commerce marketplaces, and trade restrictions, tariffs, sanctions, or import limitations could reduce the attractiveness or feasibility of such activity. China’s economic, political, and social conditions, as well as governmental policies, could affect the business environment and economic conditions in China, which may result in an adverse impact on the demand for our services, potentially harming the Company’s financial condition and operating results. While the Company does not have any subsidiaries, assets, or employees in the PRC, the Company generates portion of its revenue from its customers who are based in China. As a result, any unforeseen events or circumstances that negatively impact the Company’s ability to provide its services to its PRC customers would materially and adversely affect the Company’s results of operations and financial condition.

Note 13 — Segment information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the CODM to allocate resources and other factors. The accounting policies of the segment are the same as those described in Note 2.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Segment information (cont.)

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net income, as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For the Six Months Ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
Revenue from external customers	38,469,364	22,687,529
Revenue from related parties	1,383,370	4,408
Total revenue, net	39,852,734	22,691,937
Less:
Cost of revenue from external customers	38,733,743	21,958,264
Cost of revenue from related parties	39,871	69,213
Total cost of revenue	38,773,614	22,027,477
Sales commissions	—	215,041
Salary expenses	543,308	—
Advertising and marketing	1,816	—
Customer services labor costs	66,500	108,006
Other selling expenses	2,534	1,062
Rental expenses	120,000	120,000
System platform management fees	63,000	200,000
Provision for credit losses	—	593
Amortization expense	8,309	5,217
Other general and administrative expenses	519,679	199,160
Other segment items:
Credit cards cash back income	(421,672)	(321,547)
Dividend and interest income	(28,588)	—
Provision for income taxes	115,292	44,564
Segment net income	88,942	92,364
Adjustments and reconciling items	—	—
Consolidated net income	$88,942	$92,364

Although some of the Company’s customers are located outside of the United States, and practically in the PRC (including Hong Kong), the Company’s CODM did not allocate resources and assess performance by the location of its customer as all of the Company’s shipping and logistics service revenues are performed in the United States for the six months ended June 30, 2026 and 2025.

All of the Company’s assets are located in the United States, accordingly, no geographical information is presented.

Note 14 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims arising out of the business that relate to a wide range of matters. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in aggregate, are not deemed to be material to the consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Commitments and contingencies (cont.)

Lease

The Company has an operating lease commitment with Yitong Investment Inc., a related party, for its office facility expiring in December 2026. Rent expense totaled $120,000 and $120,000 for the six months ended June 30, 2026 and 2025, respectively.

Note 15 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of these unaudited condensed consolidated financial statements were issued. The Company did not identify any subsequent events that would require adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CloudDepots Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CloudDepots Holdings Inc. (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2025.

Diamond Bar, California

March 30, 2026, except for the notes 2, 8 and 13, which the date is May 13, 2026.

CLOUDDEPOTS HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash	$7,777,700	$1,991,008
Accounts receivable, net	1,344,652	2,245,347
Accounts receivable – related parties	23,022	25,754
Prepayments and other current assets	167,902	5,079
Loan receivables – related parties	150,000	3,800,000
Total Current Assets	9,463,276	8,067,188

NON-CURRENT ASSETS
Deferred offering costs	130,000	—
Leasehold improvements, net	68,234	—
Long-term investment	150,000	—
Total Non-Current Asset	348,234	—
Total Assets	$9,811,510	$8,067,188

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,332,891	$3,393,002
Credit card payables	647,289	176,700
Other payables – related parties	360,000	2,100,988
Customer deposits	2,136,606	1,194,308
Income tax payable	649,912	337,957
Total Current Liabilities	8,126,698	7,202,955

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 100,000,000 shares authorized, 23,750,000 shares issued and outstanding*	2,375	2,375
Contribution receivables	(2,375)	(2,375)
Additional paid-in capital	—	—
Retained earnings	1,684,812	864,233
Total Stockholders’ Equity	1,684,812	864,233
Total Liabilities and Stockholders’ Equity	$9,811,510	$8,067,188

____________

*        Shares are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
REVENUE, net
Revenue	$56,439,889	$59,203,397
Revenue – related parties	529,647	22,968
Total revenue, net	56,969,536	59,226,365

COST OF REVENUE (exclusive of amortization expense)
Cost of revenue	54,969,302	55,062,593
Cost of revenue – related parties	187,117	210,523
Total cost of revenue	55,156,419	55,273,116

GROSS PROFIT	1,813,117	3,953,249

OPERATING EXPENSES:
Selling expenses	24,673	462,197
Selling expenses – related party	322,338	1,309,223
General and administrative expenses	294,410	695,711
General and administrative expenses – related party	703,898	967,365
Total operating expenses	1,345,319	3,434,496

INCOME FROM OPERATIONS	467,798	518,753

OTHER INCOME
Credit cards cash back income	680,309	630,255
Total other income	680,309	630,255

INCOME BEFORE INCOME TAXES	1,148,107	1,149,008

PROVISION FOR INCOME TAXES	327,528	362,208

NET INCOME	$820,579	$786,800

WEIGHTED AVERAGE NUMBER OF COMMON STOCK*
Basic and diluted	23,750,000	23,750,000

INCOME PER SHARE
Basic and diluted	$0.03	$0.03

____________

*        Shares and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common stock		Contribution receivables	Additional paid in capital	Retained earnings	Total stockholders’ equity
	Shares*	Amount
BALANCE, December 31, 2023	23,750,000	$2,375	$(2,375)	$—	$77,433	$77,433
Net income	—	—	—	—	786,800	786,800
BALANCE, December 31, 2024	23,750,000	2,375	(2,375)	—	864,233	864,233
Net income	—	—	—	—	820,579	820,579
BALANCE, December 31, 2025	23,750,000	$2,375	$(2,375)	$—	$1,684,812	$1,684,812

____________

*        Shares are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$820,579	$786,800
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	593	312,266
Amortization expense	13,452	—
Change in operating assets and liabilities
Accounts receivable	900,695	(1,459,798)
Accounts receivable – related parties	2,732	7,902
Prepaid expenses and other current assets	(163,416)	(5,079)
Accounts payable	939,888	2,156,692
Other payables	470,590	(80,102)
Other payables – related parties	(340,052)	1,620,988
Customer deposits	942,298	1,149,512
Income tax payable	311,955	307,868
Net cash provided by operating activities	3,899,314	4,797,050

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for long-term investments	(150,000)	—
Payments for leasehold improvements	(81,687)	—
Net cash used in investing activities	(231,687)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan repayments from related parties	2,649,064	—
Loans to related parties	(400,000)	(3,800,000)
Payments of deferred offering costs	(130,000)	—
Net cash provided by (used in) financing activities	2,119,064	(3,800,000)

Net change in cash	5,786,691	997,050

Cash, beginning of year	1,991,008	993,958

Cash, end of year	$7,777,700	$1,991,008

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$15,573	$54,340
Cash paid for interest	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
Loan receivables – related party settled with other payables – related party through a tripartite debt set-off agreement	$1,400,936	$—

The accompanying notes are an integral part of these consolidated financial statements.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

CloudDepots Holdings Inc. (“CloudDepots” or the “Company”), is a holding company established on January 11, 2026 under the laws of the State of Neveda. The Company, acting through its wholly owned subsidiary, Y&T E-commerce Inc. (“YTE”), which was incorporated on June 22, 2021 under the laws of the State of California, is an integrated shipping and logistics services provider that arrange the shipment of the end-to-end delivery of packages to destinations within the United States. Revenue is generated from the integrated shipping and logistic service fees charges to customers for arranging and controlling the end-to-end delivery of package, with the Company responsible for managing the complete delivery process through third-party carriers.

The Company undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the same group of shareholders of YTE, resulting in the same group of shareholders of YTE becoming the 100% shareholder of the Company. Before and after the Reorganization, the Company, together with its subsidiary, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a reorganization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiary have been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of CloudDepots and its subsidiary:

Note 2 — Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from these estimates.

Fair value measurement

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s financial instruments include cash, accounts receivable, prepayments and other current assets, loan receivables, accounts payable, tax payables, other payables, and customer deposits. The Company considers the carrying amount of these financial instruments to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Segment

The Company follows Financial Accounting Standards Board (“FASB”) ASC Topic 280, Segment Reporting, and it uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer and his direct reports, for making operating decisions about the allocation of resources and the assessment of performance in determining the Company’s reportable operating segments. The Company’s CODM review financial information presented on a consolidated basis and has determined that the Company has one operating segment.

Cash

Cash generally consist of cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less on the date of purchase.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivable, are granted credit terms based on their credit metrics. The Company adopted ASU No. 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable and records the allowance for expected credit losses as an offset to accounts receivable, and the estimated credit losses charged

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

to the allowance is classified as “general and administrative” in the consolidated statements of operations and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be netted against the proceeds of the offering upon the completion of the public offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed. As of December 31, 2025 and 2024, the Company had deferred offering costs balance of $130,000 and $0, respectively.

Leasehold improvements, net

Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the asset with no residual value. The estimated useful life is as follows:

Expected useful life
Leasehold improvements	Shorter of 5 years or the expected lease term

The Company periodically reviews the estimated useful life of leasehold improvements and revises the estimates when events or changes in circumstances indicate that the recorded value may not be recoverable.

Long-term investment

The Company accounts for equity investments without a readily determinable fair value under ASC 321, Investments — Equity Securities. Such investments are initially measured at cost and subsequently adjusted for observable price changes and impairments, if applicable. Impairment assessments are conducted at each reporting date, and any impairment losses are recognized in the consolidated statement of income.

Customer deposits

Customer deposits represent cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over time. Customer deposits are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities.

Revenue recognition

The Company follows ASC Topic 606 Revenue from Contracts with Customers and recognizes revenue when the control of goods or services is transferred to customers in an amount equal to the consideration expected to be received from customers in exchange for transferring that product or service to fulfill a performance obligation. Revenue is recognized net of sales tax, discounts, and return allowances. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The transaction price is based on the consideration specified in the customer’s contract.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

The Company generates revenue from the integrated shipping and logistics service fees charges to customers for arranging and controlling the end-to-end delivery of package, with the Company responsible for managing the complete delivery process through third-party carriers.

Integrated shipping and logistics services involve a range of activities required to fulfill each shipment, including order intake, generating shipping labels, preparing required documentation, receiving and staging packages, coordinating carrier pickup, monitoring tracking information, and addressing delivery-related customer service matters. These activities are not offered as stand-alone services, nor do customers purchase them separately. Instead, customers engage the Company for a single, comprehensive service — to deliver their package to the final destination. All the tasks performed by the Company function together to provide this integrated delivery service. Because these activities are interdependent and must be combined and coordinated to complete the shipment, they collectively represent one single performance obligation. The Company determines that the performance period for revenue recognition is between the pickup date and the date of completing delivery. The performance obligation is satisfied over time as customers receive the benefits of these services during the process of transporting goods from one location to another. As a result, the Company recognizes revenue over time. The Company believes that the methodology employed is comparable to that of other logistics companies and offers faithful depiction of the services rendered to customers.

The Company’s customers either pay for the services in full balance prior to the shipping and logistics services or are billed in arrears with credit terms of 30 days after the shipping and logistics services are performed depending on the specified contract and their payment history with the Company.

The Company utilizes independent contractors and third-party carriers in the performances of its shipping and logistics services. US. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customer (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its business activities, it serves as a principal rather than an agent within their revenue arrangements. The Company had the responsibility of fulfilling the promise to provide shipping and logistics services to its customers and the Company also established the selling price for the shipping and logistics services. All these factors indicate that the Company is acting as the principal in this transaction. Revenue and the associated purchased transportation costs are reported on a gross basis within the consolidated statement of income.

Cost of revenue

Cost of revenue primarily consists of related transportation costs and service fees incurred in connection with services provided by third-party logistics service providers.

Operating expenses

Selling expenses include advertising & marketing fees, sales commissions, and outsourcing staff costs on delivery-related customer service matters.

General and administrative expenses include system platform management fees, outsourcing staff costs on administrative matters, office supplies, rent, utilities, professional fees and other administrative functions necessary to support business operations.

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. If any of the following criteria are met, the Company classifies the lease as a finance lease:

•        The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•        The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

•        The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

•        The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

•        The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

Finance and operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of 12 months or less. Its leases generally do not provide a residual guarantee.

The Company leased its 15,000 square feet office spaces with Yitong Investment Inc., a related party, with $2.00 per square feet for the year ended December 31, 2024. The Company leased its 10,000 square feet office spaces with Yitong Investment Inc., a related party, with $2.00 per square feet for the year ended December 31, 2025. For the years ended December 31, 2025 and 2024, the Company’s short term lease expenses amounted to $240,000 and $360,000, respectively, and recorded under the caption of “general and administrative expenses — related party” in the accompanying consolidated statements of income.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis by adjusting basic EPS for the potential shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025 and 2024, there were no dilutive shares.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their perspective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

As a result of the implementation of certain provisions of ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in tax position, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company follows the provisions of ASC 740, and has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the states of California, as its “major” tax jurisdictions.

The Company believes that its income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. The Company’s policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Commitments and contingencies

In the ordinary course of business, the Company is subject to certain contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Related parties

The Company identifies related parties, accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Corporations or individual parties are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and certain other segment items on an interim and annual basis if they are regularly provided to the chief operating decision maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 on January 1, 2024 (see Note 11).

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025 (see Note 8).

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Accounts receivable, net and accounts receivable — related parties

Accounts receivable consisted of the following as of the date indicated:

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$1,344,652	$2,245,347
Accounts receivable – related party	23,022	25,754
Less: allowance for credit losses	—	—
Ending balance	$1,367,674	$2,271,101

Movements of allowance for credit losses are as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$—	$—
Provision for credit losses	593	312,266
Write-off	(593)	(312,266)
Ending balance	$—	$—

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayment and other current assets

Prepayment and other current assets consisted of the following as of the date indicated:

	As of December 31, 2025	As of December 31, 2024
Prepaid service fees	$109,618	$—
Prepayments on credit card charges	58,284	5,079
Total prepayment and other current assets	$167,902	$5,079

Note 5 — Leasehold improvement, net

Leasehold improvement, net consisted of the following as of the date indicated:

	As of December 31, 2025	As of December 31, 2024
Leasehold improvement	$81,686	$—
Less: accumulated amortization	(13,452)	—
Total leasehold improvements, net	$68,234	$—

Amortization expenses for the years ended December 31, 2025 and 2024 amounted to $13,452 and $0, respectively.

Note 6 — Long-term investment

Long-term investment consisted of the following as of the date indicated:

	As of December 31, 2025	As of December 31, 2024
Maige Inc.	$150,000	$—
Total long-term investment	$150,000	$—

Investment in Maige Inc (“Maige”)

In October 2024, the Company agreed to contribute $150,000 in Maige, a private limited company incorporated in California, in exchange for the issuance of 750,000 common stock in Maige, representing Maige’s 7.5% equity interest. The Company contributed the total consideration of $150,000 in May 2025.

As the Company does not have significant influence over Maige, the investment is accounted for in accordance with ASC 321. The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable price changes in orderly transactions for identical or similarly investments. As of December 31, 2025, no impairment indicators were identified, and no loss was recorded.

Note 7 — Credit card payables

Credit card payables consisted of the following as of the date indicated:

	As of December 31, 2025	As of December 31, 2024
Credit card payables	$647,289	$176,700
Total	$647,289	$176,700

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Credit card payables (cont.)

The Company maintains corporate credit card arrangements with a financial institution to finance certain operating expenditures. These arrangements are unsecured and bear no interest. If the Company does not pay the entire amount due by the next statement’s closing date after using the 60-day grace period, the Company will be charged a late payment fee of 1.5% of the past-due amount or 2.99% of the extended past-due amount. Payments are generally due within normal billing cycles.

For the years ended December 31, 2025 and 2024, the Company did not incur any late payment fees.

Note 8 — Related party transactions

Accounts receivable — related parties

Name of related parties	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
Yitong Logistics NJ Inc	100% owned by Jialin Wu, Chief Financial Officer (“CFO”) of the Company	Shipping and logistics services	$9,473	$10,469
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	13,502	15,285
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	47	—
Total accounts receivable – related parties			$23,022	$25,754

Loan receivables — related parties

Name of related parties	Relationship	Nature	As of December 31, 2025		As of December 31, 2024
K&L Investment	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Due on demand, noninterest bearing loan	$—		$3,363,193	(1)
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Due on demand, noninterest bearing loan	—		436,807	(2)
CloudDepots Inc	100% owned by Jialin Wu, CFO of the Company	Due on demand, noninterest bearing loan	150,000	(3)	—
Total loan receivables – related parties			$150,000		$3,800,000

____________

(1)      This balance was repaid in April 2025 and in December 2025, among which, $1,962,257 was repaid in cash and $1,400,936 was settled with a tripartite debt set-off agreement between the Company, K&L Investment and Yitong Investment Inc. in December 2025.

(2)      This balance was repaid in August 2025.

(3)      The balance was subsequently repaid in March 2026.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

Other payables — related parties

Name of related parties	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Sales commissions, rental expenses, logistics services, staff costs, system platform management fees, credit card charges	$360,000	$2,052,133
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	—	2,335
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	—	46,520
Total other payables – related parties			$360,000	$2,100,988

Revenue — related parties

Name of related parties	Relationship	Nature	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Logistics NJ Inc	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	$164	$10,588
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Shipping and logistics services	3,929	12,315
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	549	65
Y&T International Trading INC	100% owned by Jialin Wu, CFO of the Company	Shipping and logistics services	75	—
Maige Inc	7.5% equity interest owned by the Company	Shipping and logistics services	524,930	—
Total revenue – related parties			$529,647	$22,968

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

Cost of revenue — related parties

Name of related parties	Relationship	Nature	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Logistics services and staff costs	$80,000	$151,088
Yitong Logistics CA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Warehouse services	70,667	57,035
Yitong Logistics GA Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	6,800	2,400
Yitong Logistics TX Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	284	—
Yitong Logistics USA LLC	50% owned by Jialin Wu, CFO of the Company, 50% owned Nongwang Lai, Chairman of the Company and spouse of Jialin Wu	Logistics and supply chain management	29,206	—
Yitong Logistics NJ Inc	100% owned by Jialin Wu, CFO of the Company	Warehouse services	160	—
Total cost of revenue – related parties			$187,117	$210,523

Selling expenses — related party

Name of related parties	Relationship	Nature	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Delivery-related customer service matters(1)	$92,466	$94,404
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Sales commissions(2)	209,872	1,214,819
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Advertising and marketing(3)	20,000	—
Total selling expenses from related party			$322,338	$1,309,223

____________

(1)      These costs are billed according to a logistic service agreement and are based on actual time incurred by Yitong Investment Inc.’s employees with the service invoices.

(2)      These costs are billed according to a sales referral incentive agreement and are based on the actual sales incurred by customers referred to the Company by Yitong Investment Inc. with the commission invoices.

(3)      These costs are billed according to a marketing service agreement along with the service invoice.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party transactions (cont.)

General and administrative expenses — related party

Name of related parties	Relationship	Nature	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Accounting services(1)	$202,345	$176,511
Yitong Investment Inc.	100% owned by Jialin Wu, Chief Financial Officer (“CFO”) of the Company	Management services(1)	138,250	100,000
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	System platform management fees(2)	120,000	255,990
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Rental expenses(3)	240,000	360,000
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Consulting Fees(1)	—	26,003
Yitong Investment Inc.	100% owned by Jialin Wu, CFO of the Company	Othe general and administrative supporting fees(1)	3,303	48,861
Total General and administrative expenses from related party			$703,898	$967,365

____________

(1)      These costs are billed according to a logistic service agreement and are based on actual time incurred by Yitong Investment Inc.’s employees with the service invoices.

(2)      These costs are billed according to an ERP system usage and internal leasing agreement and are based on a fixed system subscription fee with the subscription invoices.

(3)      These costs are billed according to a lease agreement and are based on a fixed rental rate with the rental invoices.

Guarantees

In January 2025, Yitong Investment Inc. (“Yitong Investment”), a related party, which is 100% owned by Jialin Wu, CFO of the Company, signed a lease agreement (the “Agreement”) with a landlord (the “Landlord”) to lease an industrial building, parking lot, secured yard and landscape areas on the lease term commencing on February 1, 2025 and ending on January 31, 2031 with a monthly rental fee of approximately $0.3 million per month based on area footage occupied by the Company. YTE subleased partial areas of the industrial building from Yitong Investment Inc., accordingly, the Landlord required YTE to be listed as guarantor in the Agreement. The Company has not recorded any contingent liability for the guarantee because management estimates that Yitong Investment is current in their payment obligations, and the likelihood of the Company having to make payments under the guarantee is remote.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Income tax

The income tax provision consists of the following:

	For the Years Ended December 31,
	2025	2024
Current
Federal	$222,282	$236,196
State	105,246	126,012
Deferred
Federal	—	—
State	—	—
Total income tax provision	$327,528	$362,208

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate are as follows:

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024
Provision for income taxes at Statutory tax rate	$241,103	21.0%	$241,291	21.0%
State and local income taxes, net of effect of federal benefit(1)	80,179	7.0%	80,242	7.0%
Non-deductible items:
Interest and penalty	6,246	0.5%	40,675	3.5%
Total income tax provision and effective tax rate	$327,528	28.5%	$362,208	31.5%

____________

(1)      State taxes in California made up all of the tax effect in this category.

The following is a supplemental schedule of cash paid for interest and income taxes:

	For the Years Ended December 31,
	2025	2024
Cash paid during the period for income taxes, net of refunds:
Federal	$12,416	$37,250
State	3,157	17,090
Total cash paid during the period for income taxes	$15,573	$54,340

The Company incurred $6,246 and $40,675 interest and penalties related to income tax for the years ended December 31, 2025 and 2024, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Equity

The Company was established under the laws of the State of Nevada on January 11, 2026, and is authorized to issue 100,000,000 shares with a par value of $0.0001. The Company undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the shareholders of YTE, resulting in the shareholders of YTE becoming 100% shareholder of the Company by acquiring all of the shares outstanding of YTE in exchange for 23,750,000 shares (or 1 to 237.5 exchange ratio) of the Company’s common stock. Shares and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on February 25, 2026.

Note 11 — Earnings per share

Basic and diluted net earnings per share for period presented were calculated as follows:

	As of December 31, 2025	As of December 31, 2024
Numerator:
Net income attributable to stockholders – basic and diluted	$820,579	$786,800
Denominator:
Weighted average number of shares of common stock outstanding – basic and diluted	23,750,000	23,750,000
Earnings per share attributable to stockholders – basic and diluted	$0.03	$0.03

Note 12 — Concentration of risk

(a)     Major customers

For the year ended December 31, 2025, four customers accounted for approximately 20.1%, 16.1%, 14.4% and 10.7% of the Company’s total revenue, respectively. For the year ended December 31, 2024, one customer accounted for approximately 45.6% of the Company’s total revenue.

As of December 31, 2025, one customer accounted for approximately 89.4% of the Company’s accounts receivable. As of December 31, 2024, one customer accounted for approximately 81.2% of the Company’s accounts receivable.

(b)    Major vendor

For the year ended December 31, 2025, two vendors accounted for approximately 86.3% and 10.5% of the Company’s total purchase, respectively. For the year ended December 31, 2024, two vendors accounted for approximately 82.9% and 11.1% of the Company’s total purchase, respectively.

As of December 31, 2025, two vendors accounted for approximately 79.8% and 16.0% of the Company’s total balance of accounts payable, respectively. As of December 31, 2024, two vendors accounted for approximately 78.3% and 13.1% of the Company’s total balance of accounts payable, respectively.

(c)     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Federal Deposit Insurance Corporation (“FDIC”) standard insurance amount is up to $250,000 per depositor per insured bank. As of December 31, 2025 and 2024, the Company had cash balance of $7,777,700 and $1,991,008 maintained at banks in the United States, and $7,277,670 and $1,741,008 were subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Concentration of risk (cont.)

The Company is also exposed to risk from its accounts receivable and loan receivables. These assets are subjected to credit evaluations. An allowance has been considered or made for estimated unrecoverable amounts which have been determined by reference to past default experience, the current economic environment, and reasonable supportable future forecast.

(d)    Geopolitical risk

The Company’s business is affected by the continued willingness and ability of the People’s Republic of China (PRC)-based customers to sell into the United States through international e-commerce marketplaces, and trade restrictions, tariffs, sanctions, or import limitations could reduce the attractiveness or feasibility of such activity. China’s economic, political, and social conditions, as well as governmental policies, could affect the business environment and economic conditions in China, which may result in an adverse impact on the demand for our services, potentially harming the Company’s financial condition and operating results. While the Company does not have any subsidiaries, assets, or employees in the PRC, the Company generates portion of its revenue from its customers who are based in China. As a result, any unforeseen events or circumstances that negatively impact the Company’s ability to provide its services to its PRC customers would materially and adversely affect the Company’s results of operations and financial condition.

Note 13 — Segment information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the CODM to allocate resources and other factors. The accounting policies of the segment are the same as those described in Note 2.

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net income, as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	Fiscal Years Ended December 31,
	2025	2024
Revenue from external customers	$56,969,536	$59,226,365
Less:
Cost of revenue	55,156,419	55,273,116
Sales commissions	209,872	1,214,819
Advertising and marketing	20,000	341,409
Customer services labor costs	114,981	213,352
Other selling expenses	2,158	1,840
Rental expenses	240,000	360,000
System platform management fees	320,000	625,990
Provision for credit losses	593	312,266
Amortization expense	13,452	—
Other general and administrative expenses	424,262	364,820
Other segment items:
Credit cards cash back income	(680,309)	(630,255)
Provision for income taxes	327,528	362,208
Segment net income	820,579	786,800
Adjustments and reconciling items	—	—
Consolidated net income	$820,579	$786,800

CLOUDDEPOTS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Segment information (cont.)

Although some of the Company’s customers are located outside of the United States, and practically in the PRC (including Hong Kong), the Company’s CODM did not allocate resources and assess performance by the location of its customer as all of the Company’s shipping and logistics service revenues are performed in the United States for the years ended December 31, 2025 and 2024.

All of the Company’s assets are located in the United States, accordingly, no geographical information is presented.

Note 14 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims arising out of the business that relate to a wide range of matters. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in aggregate, are not deemed to be material to the consolidated financial statements.

Lease

The Company has an operating lease commitment with Yitong Investment Inc., a related party, for its office facility expiring in December 2026. Rent expense totaled $240,000 and $360,000 for the years ended December 31, 2025 and 2024, respectively.

Note 15 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of these consolidated financial statements were issued. Except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the consolidated financial statements.

The Company undertook a reverse recapitalization on February 25, 2026 (“Reorganization”) through entering into a share exchange agreement with the shareholders of YTE, resulting in the shareholders of YTE becoming 100% shareholder of the Company by acquiring all of the shares outstanding of YTE in exchange for 23,750,000 shares of the Company’s common stock.

The Company’s 2026 Equity Incentive Plan (the “Plan”) was approved by the Board on February 25, 2026 and amended by the Board on March 28, 2026 to reduce the number of shares available for issuance thereunder, and the amended Plan was approved by the majority stockholders on March 28, 2026. The Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and any of the Company’s affiliates and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Board reserved 1,250,000 shares of common stock issuable upon the grant of awards under the Plan. As of the date of this report, no common stock has been issued to the Company’s employees or directors under the Plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the [Nasdaq/NYSE] listing fee.

SEC registration fee	$	[ ]
FINRA filing fee	$	[ ]
[Nasdaq/NYSE] listing fee	$	[ ]
Printing and engraving	$	[ ]
Legal fees and expenses	$	[ ]
Accounting fees and expenses	$	[ ]
Transfer agent and registrar fees and expenses	$	[ ]
Miscellaneous expenses	$	[ ]
Total	$	[ ]

____________

*        To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NRS 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. NRS 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.7502(3) provides that any discretionary indemnification pursuant to NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that the corporation’s articles of incorporation or bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

Under the NRS, the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

•        Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to NRS 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

•        Continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Our amended and restated articles of incorporation provide that to the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502, 78.751, and 78.752) and other applicable law, that we shall indemnify our directors and officers in their respective capacities as such and in any and all other capacities in which any of them serves at our request. The foregoing description is qualified by reference to our amended and restated articles of incorporation, a copy of which is filed as an exhibit to this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

To effectuate the Reorganization, on February 25, 2026, all of the shareholders of YTE entered into a share exchange agreement with the Company to exchange their shares in YTE for an aggregate of 23,750,000 shares of common stock of the Company. We believe that the issuance was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of common stock.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation
3.2*	Bylaws
5.1*	Opinion of Fennemore Craig, P.C.
10.1*	Employment Agreement between the Company and Hongkai Wang
10.2*	Employment Agreement between the Company and JialinWu
10.3*	Employment Agreement between the Company and Wenxing Luo
10.4*	Form of Confidentiality and Invention Agreement
10.5*	ERP License Agreement
10.6*	Lease Agreement (including Guaranty of Lease)
10.7*	Agreement between Y&T and FedEx
10.8*	Agreement between Y&T and UPS
14.1*	Code of Ethics and Business Conduct
21.1*	List of Subsidiaries
23.1*	Consent of Fennemore Craig, P.C. (included in Exhibit 5.1)
23.2*	Consent of TAAD LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included on the signature page hereto)
99.1*	Consent of [ ]
99.2*	Consent of [ ]
99.3*	Consent of [ ]
99.4*	CloudDepots Holdings Inc 2026 Equity Incentive Plan
107*	Filing Fee Table

____________

*        To be filed by amendment.

†        Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. If requested by the Commission or its staff, the registrant will promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses.

(b) Financial Statement Schedule.

All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Industry, California on [    ], 2026.

CLOUDDEPOTS HOLDINGS INC.
By:
Hongkai Wang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hongkai Wang and Jialin Wu, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date
	Chairman of the Board of Directors	[ ], 2026
Nongwang Lai
	Chief Executive Officer and Director	[ ], 2026
Hongkai Wang	(Principal Executive Officer)
	Chief Financial Officer and Director	[ ], 2026
Jialin Wu	(Principal Financial and Accounting Officer)
	Director	[ ], 2026
[ ]
	Director	[ ], 2026
[ ]
	Director	[ ], 2026
[ ]